SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

for the period ended June 30, 2009

Commission file Number: 1-15154

ALLIANZ SE

Königinstrasse 28

80802 Munich

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K (EXCEPT FOR ANY NON-GAAP FINANCIAL MEASURE AS SUCH TERM IS DEFINED IN REGULATION G UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED) SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13462 AND NO. 333-139900) AND ON FORM F-3 (FILE NO. 333-151308) OF ALLIANZ SE AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED. FOR THE AVOIDANCE OF DOUBT, THE DISCLOSURE CONTAINING ANY NON-GAAP FINANCIAL MEASURE CONTAINED IN THE ATTACHED REPORT, INCLUDING WITHOUT LIMITATION REFERENCES TO “CONSOLIDATED OPERATING PROFIT” AND OPERATING PROFIT AS IT RELATES TO THE ALLIANZ GROUP, INCLUDING THE TABLES ENTITLED “OPERATING PROFIT” AND “OPERATING PROFIT—SEGMENTS” ON PAGES 3 AND 4 (AS THEY RELATE TO THE ALLIANZ GROUP) AND THE SECTION ENTITLED “RECONCILIATION OF CONSOLIDATED OPERATING PROFIT AND INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS IN EARNINGS”, AND TO ANY OTHER NON-GAAP FINANCIAL MEASURES, IS NOT INCORPORATED BY REFERENCE INTO THE ABOVE-MENTIONED REGISTRATION STATEMENTS FILED BY ALLIANZ SE.

Allianz Group

Interim Report Second Quarter and First Half of 2009

INSURANCE | ASSET MANAGEMENT | BANKING

Allianz

Content

To go directly to any chapter, simply click ➢➢ on the head-line or the page number

Condensed Consolidated Interim Financial Statements for the Second Quarter and the First Half of 2009

Detailed Index	39

Condensed Consolidated Interim Financial Statements	40

Notes to the Condensed Consolidated Interim Financial Statements	46

Allianz Share

Development of the Allianz share price since January 1, 2009 indexed on the Allianz share price in €

Source: Thomson Reuters Datastream

Up-to-date information on the development of the Allianz share price is available at www.allianz.com/share.

Basic Allianz share information

Share type	Registered share with restricted transfer
Denomination	No-par-value share
Stock exchanges	All German stock exchanges, London, Paris, Zurich, Milan, New York
Security Codes	WKN 840 400 ISIN DE 000 840 400 5
Bloomberg	ALV GY
Reuters	ALVG.DE

Investor Relations

We endeavor to keep our shareholders up-to-date on all company developments. Our Investor Relations Team is pleased to answer any questions you may have.

Allianz SE

Investor Relations

Koeniginstrasse 28

80802 Muenchen

Germany

Fax:     + 49 89 3800 3899

E-Mail: investor.relations@allianz.com

Internet: www.allianz.com/investor-relations

For telephone enquiries, our “Allianz Investor Line” is available:

  + 49 1802 2554269

  + 49 1802 ALLIANZ

Allianz Group Key Data

	Three months ended June 30,				Six months ended June 30,
		2009	2008	Change from previous year	2009	2008	Change from previous year
INCOME STATEMENT
Total revenues 1)	€ mn	22,172	21,521	3.0%	49,899	48,484	2.9%
Operating profit 2)	€ mn	1,786	2,659	(32.8)%	3,205	4,885	(34.4)%
Net income from continuing operations 3)	€ mn	1,869	2,225	(16.0)%	2,293	3,605	(36.4)%
Net loss from discontinued operations, net of income taxes and minority interests in earnings 3)	€ mn	—	(683)	—	(395)	(915)	56.8%
Net income 3)	€ mn	1,869	1,542	21.2%	1,898	2,690	(29.4)%

SEGMENTS (Continuing Operations) 4)
Property-Casualty
Gross premiums written	€ mn	9,522	9,842	(3.3)%	23,408	23,552	(0.6)%
Operating profit 2)	€ mn	895	1,681	(46.8)%	1,864	3,177	(41.3)%
Combined ratio	%	98.9	93.5	5.4 pts	98.8	94.5	4.3 pts

Life/Health
Statutory premiums	€ mn	11,766	10,729	9.7%	24,779	23,056	7.5%
Operating profit 2)	€ mn	990	703	40.8%	1,392	1,292	7.7%
Cost-income ratio	%	93.8	94.7	(0.9) pts	95.5	95.5	0.0 pts

Financial Services
Operating revenues	€ mn	926	925	0.1%	1,788	1,846	(3.1)%
Operating profit 2)	€ mn	146	285	(48.8)%	344	540	(36.3)%
Cost-income ratio	%	83.2	68.8	14.4 pts	79.8	70.2	9.6 pts

BALANCE SHEET
Total assets as of June 30, 5)	€ mn	555,699	955,576	(41.8)%	555,699	955,576	(41.8)%
Shareholders’ equity as of June 30, 5)	€ mn	34,530	33,684	2.5%	34,530	33,684	2.5%
Minority interests as of June 30, 5)	€ mn	2,081	3,564	(41.6)%	2,081	3,564	(41.6)%

SHARE INFORMATION
Basic earnings per share	€	4.14	3.44	20.3%	4.21	5.98	(29.6)%
Diluted earnings per share	€	4.13	3.39	21.8%	4.17	5.85	(28.7)%
Share price as of June 30, 5)	€	65.63	75.00	(12.5)%	65.63	75.00	(12.5)%
Market capitalization as of June 30, 5)	€ bn	29.7	34.0	(12.5)%	29.7	34.0	(12.5)%

OTHER DATA
Third-party assets under management as of June 30, 5)	€ bn	813	703	15.6%	813	703	15.6%

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums and Financial Services segment’s operating revenues.
2)	The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole.
3)

Following the announcement of the sale on August 31, 2008, Dresdner Bank was qualified as held-for-sale and discontinued operations. The transfer of ownership of Dresdner Bank to Commerzbank was completed on January 12, 2009 as scheduled. Accordingly, assets and liabilities of Dresdner Bank have been deconsolidated in the first quarter 2009. The loss from derecognition of discontinued operations amounts to € 395 mn and represents mainly the recycling of components of other comprehensive income. All income and expenses relating to the discontinued operations of Dresdner Bank have been reclassified and presented in a separate line item “Net loss from discontinued operations, net of income taxes and minority interests in earnings” in the consolidated income statements for all years presented in accordance with IFRS 5.

4)

The Allianz Group operates and manages its activities through four segments: Property-Casualty, Life/Health, Financial Services and Corporate. For further information please refer to Note 5 of our condensed consolidated interim financial statements.

5)	2008 figures as of December 31, 2008.

Executive Summary and Outlook

– Net income increased 21% to € 1.9 billion.

– Particularly good results in Life.

– Solvency ratio remains strong at 159%.

Second Quarter 2009 at a Glance

Robust results in tough environment

In the second quarter net income amounted to € 1,869 million, an increase of 21.2% compared to € 1,542 million in the second quarter 2008. Total revenues of € 22,172 million increased by 3%. Operating profit was solid at € 1,786 million. While there was a significant reduction in Property-Casualty operating profit, there was a particularly strong operating profit in Life/Health operations.

Allianz Group’s Consolidated Results of Operations

Total revenues 1)

Total revenues

in € bn

On an internal basis 2), total revenues increased by 1.4% in comparison to the prior year quarter. The Life/Health insurance segment delivered 7.7% growth, whilst internal growth in our Property-Casualty operations declined by 3.7%. Revenues in the Financial Services segment decreased on an internal basis by 11.7% in the second quarter 2009.

Foreign currency exchange effects increased total revenues by € 223 million. First time consolidation effects mainly of cominvest and our Turkish subsidiary contributed € 132 million to total revenues, which went up by 3.0% on a nominal basis.

1)	Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums and Financial Services segment’s operating revenues.
2)

Internal total revenue growth excludes the effects of foreign currency translation as well as acquisitions and disposals. Please refer to page 38 for a reconciliation of nominal total revenue growth to internal total revenue growth for each of our segments and the Allianz Group as a whole.

Allianz Group Interim Report Second Quarter and First Half of 2009     Group Management Report

In the first six months of 2009 total revenues of € 49,899 million were up 1.4 % on an internal basis. Life/Health insurance operations increased by 5.5% , whilst growth declined in our Property-Casualty and Financial Services operations by 0.9% and 14.7%, respectively. Foreign currency exchange effects increased total revenues by € 454 million and first-time consolidation effects contributed € 288 million. Over-all, total revenues increased by 2.9% on a nominal basis for the first half year.

Total revenues – Segments

in € mn

Reflective of the overall decline in industrial country gross domestic product and the continuing softening markets, gross premiums written from Property-Casualty operations were down by 3.7% on an internal basis. On a nominal basis, gross premiums written were down by 3.3% to € 9,522 million, including the first-time consolidation of our subsidiary in Turkey and a negative foreign currency translation effect.

For the first half year, gross premiums written of € 23,408 million decreased by 0.9% on an internal basis while nominal growth decreased by 0.6%.

1)	Total revenues include € (42) mn, € 25 mn and € 16 mn from consolidation for 2Q 2009, 2008 and 2007, respectively.

In our Life/Health segment statutory premiums of € 11,766 million grew by 7.7% on an internal basis in the second quarter of 2009. This growth is driven by a continuing strong demand for products with minimum guarantees and participating components. In the first half of 2009 statutory premiums of € 24,779 million grew by 5.5% on an internal basis.

Revenues in our Financial Services segment remained stable at € 926 million in the second quarter. This was pre-dominantly driven by the revenue development in Asset Management. Adjusted for foreign currency and consolidation effects total revenues were 11.7% lower on an internal basis compared to previous year’s quarter. For the first six months operating revenues for the Financial Services segment were € 1,788 million, a decline of 14.7% on an internal basis.

Operating profit

Operating profit

in € mn

Operating profit of € 1,786 million doubled compared to the fourth quarter 2008 and was 25.9% higher than in the first quarter 2009. But when compared to the high level of the second quarter 2008, operating profit was down by 32.8%. On a six months basis operating profit of € 3,205 million was down by 34.4%.

Group Management Report    Allianz Group Interim Report Second Quarter and First Half of 2009

Operating profit – Segments

in € mn

At € 895 million, the Property-Casualty segment operating profit decreased by 46.8% compared to the previous year. This decline was attributable to a lower underwriting result as well as a lower interest and similar income. On a six months basis, operating profit declined by 41.3% to € 1,864 million, for the same reasons as the decline in the second quarter.

In the Life/Health segment operating profit increased to € 990 million, an increase of 40.8 % in comparison to € 703 million in the second quarter 2008 and represented a strong recovery after € 402 million operating profit in the first quarter 2009 and a loss in the fourth quarter 2008 of € 302 million. The main driver for this positive development is the investment result. This is based on the high quality of our fixed income debt portfolio as reflected in low impairments. For the first six months of 2009 operating profit increased to € 1,392 million compared to € 1,292 million the first six months of 2008.

1)	Operating profit includes € (33) mn, € 6 mn and € (37) mn from consolidation for 2Q 2009, 2008 and 2007, respectively.

In the Financial Services segment we recorded an operating profit of € 146 million, down 48.8% compared to last year’s quarter. A particular driver for this development was the set-up costs for our banking operations in Germany. For the first six months we recorded an operating profit of € 344 million, a decline of 36.3%. The development was largely consistent with the 2009 to 2008 second quarter comparison.

In the second quarter 2009, the operating loss from Corporate activities increased to € 212 million, due to lower current investment income and negative foreign currency effects compared to 2008, which were partially off-set by hedge results. For the first six months the operating loss from Corporate activities increased to € 383 million compared to € 120 million in 2008.

Non-operating result

Non-operating items amounted to a profit of € 548 million in the second quarter 2009 compared to a profit of € 156 million in 2008. This positive development was mainly due to lower non-operating impairments and higher income from financial assets and liabilities carried at fair value through income. Realized gains amounting to € 959 million were € 95 million lower than in the second quarter of 2008.

In the first half of 2009 our non-operating result amounted to a loss of € 426 million compared to a loss of € 52 million in the first six months of 2008. This development was mainly driven by lower realized gains and an expense from fully consolidated private equity investments.

Allianz Group Interim Report Second Quarter and First Half of 2009    Group Management Report

Net income (loss) from continuing operations

Net income (loss) from continuing operations

in € mn

Net income from continuing operations was € 1,869 million compared to € 2,225 million in the second quarter 2008.

Income taxes amounted to € 447 million in the second quarter 2009 compared to € 509 million in the second quarter 2008. The effective tax rate was 19.2% compared to 18.1% in the second quarter 2008.

On a six months basis income taxes amounted to € 468 million in 2009 compared to € 1,081 million in 2008. The effective tax rate was 16.8% compared to 22.4% in the first six months in 2008.

Net income (loss) from discontinued operations

Since the completion of the Dresdner Bank sale there are no further results from discontinued operations.

Net income

Net income for the second quarter 2009 amounted to € 1,869 million compared to € 1,542 million one year ago. On a six months basis, net income was € 1,898 million compared to € 2,690 million in the first six months of 2008.

Earnings per share 1)

in €

The net income translates into basic earnings per share of € 4.21 (diluted: € 4.17) for the first half of 2009.

Shareholders’ equity

Shareholders’ equity 2)

in € mn

As of June 30, 2009, shareholders’ equity amounted to € 34,530 million, up 4.5% from March 31, 2009. For the second quarter, net income increased equity by € 1,869 million and unrealized gains added € 1,590 million. Dividends amounting to € 1,580 million for the fiscal year 2008 paid by Allianz SE in the second quarter 2009 reduced equity.

1)	For further information please refer to Note 38 to our condensed consolidated interim financial statements.
2)	Does not include minority interests.

Group Management Report    Allianz Group Interim Report Second Quarter and First Half of 2009

Conglomerate solvency

in € bn

As of June 30, 2009 our available funds for the solvency margin, required for our insurance segments and our banking and asset management business were € 33.0 billion including off-balance sheet reserves, surpassing the minimum legally stipulated level by € 12.2 billion. This margin resulted in a cover ratio of 159% 2) at June 30, 2009. Our solvency position therefore remains strong.

1)

Available funds and requirement as of December 31, 2008 including discontinued operations were adjusted to reflect the pro-forma view. For example, we removed hybrid capital related to Dresdner Bank from available funds and adjusted the deduction of goodwill and other intangible assets. Furthermore, we deleted the requirement of our discontinued operations.

2)

During the fiscal year, conglomerate solvency is partially based on assumptions. The extent to which intangible assets related to certain private equity investments are to be deducted from our own funds for the purpose of the conglomerate solvency calculation has not yet been finally agreed by BaFin.

Allianz Group Interim Report Second Quarter and First Half of 2009    Group Management Report

Total revenues and reconciliation of operating profit to net income

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Total revenues 1)	22,172	21,521	49,899	48,484

Premiums earned (net)	14,477	14,559	29,157	29,321
Interest and similar income	4,800	5,427	9,214	9,883
Operating income from financial assets and liabilities carried at fair value through income (net)	750	(405)	520	(109)
Operating realized gains/losses (net)	659	348	824	997
Fee and commission income	1,426	1,555	2,762	3,060
Other income	15	15	19	366
Claims and insurance benefits incurred (net)	(11,105)	(10,787)	(22,884)	(22,101)
Change in reserves for insurance and investment contracts (net)	(2,684)	(1,466)	(3,305)	(3,311)
Interest expenses, excluding interest expenses from external debt	(131)	(233)	(303)	(474)
Loan loss provisions	(24)	(1)	(39)	(6)
Operating impairments of investments (net)	(271)	(987)	(1,409)	(2,060)
Investment expenses	(429)	(159)	(367)	(595)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(5,168)	(4,625)	(9,968)	(8,964)
Fee and commission expenses	(552)	(592)	(1,043)	(1,143)
Operating restructuring charges	4	—	3	(1)
Other expenses	(1)	—	(2)	(1)
Reclassification of tax benefits	20	10	26	23
Operating profit	1,786	2,659	3,205	4,885

Non-operating income from financial assets and liabilities carried at fair value through income (net)	137	(88)	37	39
Non-operating realized gains/losses (net)	959	1,054	1,213	1,464
Income from fully consolidated private equity investments (net)	(101)	29	(157)	52
Interest expenses from external debt	(214)	(233)	(452)	(485)
Non-operating impairments of investments (net)	(144)	(506)	(896)	(903)
Acquisition-related expenses	(44)	(79)	(53)	(186)
Amortization of intangible assets	(11)	(3)	(15)	(8)
Non-operating restructuring charges	(14)	(8)	(77)	(2)
Reclassification of tax benefits	(20)	(10)	(26)	(23)
Non-operating items	548	156	(426)	(52)

Income from continuing operations before income taxes and minority interests in earnings	2,334	2,815	2,779	4,833
Income taxes	(447)	(509)	(468)	(1,081)
Minority interests in earnings	(18)	(81)	(18)	(147)
Net income from continuing operations	1,869	2,225	2,293	3,605
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	(683)	(395)	(915)
Net income	1,869	1,542	1,898	2,690

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums (including unit-linked and other investment-oriented products) and Financial Services segment’s operating revenues.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

Risk Management

Risk management is an integral part of our business processes and supports our value-based management. As our internal risk capital model provides management with information which allows for active asset-liability management and monitoring, risk is well controlled and managed.

The information contained in the risk report in our 2008 Annual Report is still valid.

Events After the Balance Sheet Date

Placement of a senior bond with a volume of € 1.5 billion

On July 15, 2009 Allianz Finance II B.V., a fully consolidated subsidiary of the Allianz SE, placed a senior bond with a volume of € 1.5 billion on the capital market to institutional Investors. The senior bond has a maturity of 10 years and a fixed coupon of 4.75%.

Outlook

Economic Outlook

Developments in the second quarter of 2009 confirmed the first signs of economic recovery that had appeared in the first quarter. Stock markets recorded a strong rebound and corporate bond spreads narrowed appreciably.

This should not obscure the fact that the financial crisis had plunged the world economy into the severest recession for more than 50 years in late 2008 and early 2009. Therefore, despite the recovery we expect the global economy to shrink by around 2.5% in 2009 and industrial country gross domestic product to decrease by as much as 3.5%.

Recovery is likely, but uncertainty continues

Against this environment, forecasts are particularly subject to uncertainty. As a result, a wide variety of economic scenarios from a prolonged recession to an inflationary recovery are currently on the table. In our view a rebound in the world economy is likely in the second half of 2009. A host of leading indicators, including hard indicators such as new orders and industrial production, are pointing upwards again. The world economy is increasingly emerging from its state of shock. The massive boost from fiscal and monetary policy is starting to work. However, economic policy will not be able to maintain this course forever and in many countries private households will have to reduce their debt. This will weigh on economic growth in the medium term.

The challenges facing economic policy in the years ahead are enormous. High government deficits have to be reduced. Monetary policy needs to deal with excess liquidity in a timely fashion to avoid the risk of inflation. On the international stage there needs to be a high degree of cooperation to enable a sustained recovery in world trade with-out large external imbalances.

Regional economic performance

The performance in the emerging markets is very uneven in 2009. Asia is set to be the sole region to record positive growth, with an increase of 2.8%. China and India lead the way here. We estimate that Eastern European countries will decrease by 4.3%, primarily because recent growth in many Eastern European countries has been financed by the rapid

Allianz Group Interim Report Second Quarter and First Half of 2009     Group Management Report

expansion of credit, partly in foreign currencies. Latin America will not escape the downturn either, we expect economic activity to shrink by 3% in 2009.

The economy of the United States will shrink by about 2.3% in 2009, a fairly modest figure bearing in mind that the U.S. was at the center of the real estate and banking crisis. We put the drop in Japanese GDP at 6.5%. Although the Japanese economy itself has been relatively untouched by the financial crisis, its dependence on export demand has had a notice-able impact on the economy’s performance, given the current environment. The same is true for Germany, where we expect economic activity to decline by 4.1%.

Financial markets

With the economy stabilizing, the prospects for a further recovery on the financial markets have improved. However, they are likely to remain volatile. Too many risks still exist – both on the financial markets and on banks’ books as well as in the real economy. With public sector debt and monetary policy inflating, bond yields could also rise appreciably. However, the economic environment on the financial markets in mid-2009 is significantly better than at the beginning of the year.

Environment for financial services providers remains challenging

Property-Casualty as well as Life insurance face markedly weaker demand due to the economic downturn and rising unemployment. Prices are moving upward only slowly and only in specific areas of business.

However, the underlying long-term driver for Life/Health insurance remains intact: due to demographic change, social security systems financed on a pay-as-you-go basis are not sustainable. Against the background of rising state deficits caused by the multitude of state rescue packages to dampen the impact of the current financial crisis, social security reforms already adopted might prove to be too generous in the future. Private health care and old-age provision are going to become even more important.

Outlook for the Allianz Group

Allianz is well capitalized and our solvency ratio remains strong at 159%, after a notional accrual of 2009 dividend for the first half amounting to € 0.9 billion. With a high quality investment portfolio, conservative risk appetite and active risk management program, our solvency position has little sensitivity to downside risks, and we are able to withstand a prolonged difficult market environment.

The underlying fundamentals in our operations are healthy. In Property-Casualty, prices are moving upward only slowly and only in specific areas of business. However, we estimate a slightly favorable trend overall driven by tariff increases. As well as the positive impacts from premium increases, compared to the first half of 2009 we expect our combined ratio to improve also through the claims and expenses lines. Higher claims expenses in the first half of 2009 reflected a multitude of weather-related claims. We anticipate a lower impact from such sources in the second half of 2009. Actions have been taken to further improve selective underwriting in markets where highest losses have been recorded, and we expect to see the benefits of those actions flow through the operating results over time. As a result of our ongoing efficiency and effectiveness initiatives, we are realizing further improvements in productivity that we expect will keep the growth in claims and administrative expenses to below the level of inflation.

The fundamentals of our Life portfolio are sound and benefit from our conservative risk strategy. Top line growth reflects continued demand for investment products with underlying guarantees and investment participation, and further positive capital market and economic developments would support the growth trend at good margins, and lead to a more stable value generation in our Life/Health businesses. Actions taken in the U.S. to redesign and reprice products have stabilized and improved the situation there, and strong inflows in the fixed indexed annuities in the second quarter with a balanced risk profile for the company look set to continue. As capital markets stabilized and credit spreads narrowed, there was a catch-up effect in the U.S. operating profit in line with our earlier predictions which may not recur in the second half of 2009. For the full year 2009, we expect interest and similar income in Life/Health to exceed the level of 2008.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

In Financial Services, our Asset Management business generated its highest profit of the last twelve months, and operating profit is consistently moving up again, supported by the integration of cominvest. While the equities business continues to suffer, the fixed-income business is performing outstandingly, and we expect this to continue for the rest of 2009. Third-party assets under management now exceed € 800 billion for the first time. A significant part of that asset growth occurred towards the end of the second quarter, and the associated increase in operating revenues that can be expected will flow through more strongly in the second half. We are realizing the benefits of our ongoing active expense management program, and we expect to see our cost-income ratio come down.

The set-up of Allianz Bank has been largely completed and the major part of the planned level of investment expenses has already been incurred.

Following the sale of Dresdner Bank, the result from discontinued operations is fixed and plays no further role in our outlook.

We remain confident that Allianz is well positioned to take advantage of an improving economic and operating environment, and has a sound platform for delivering solid earnings in our core insurance and asset accumulation businesses.

As always, natural catastrophes and adverse developments in the capital markets, as well as the factors stated in our cautionary note regarding forward-looking statements, may severely impact our results of operations.

Cautionary note regarding forward-looking statements

The statements contained herein may include statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group’s core business and core markets, (ii) performance of financial markets, including emerging markets, and including market volatility, liquidity and credit events (iii) the frequency and severity of insured loss events, including from natural catastrophes and including the development of loss expenses, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults, (vii) interest rate levels, (viii) currency exchange rates including the Euro/U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures, and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Allianz SE’s filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking statement.

Property-Casualty Insurance Operations

– Gross premiums written of € 9,522 million in soft markets.

– Combined ratio of 98.9%.

Earnings Summary

Gross premiums written

2009 to 2008 second quarter comparison

On a total growth basis, gross premiums written were down by 3.3% to € 9,522 million on a nominal basis. Adjusted for the consolidation of our subsidiary in Turkey and negative foreign currency translation effects of € 42 million, the decline was 3.7% 1). Most of this decline was due to a lower amount of crop business underwritten in the United States, which is strongly dependent on the commodity price development. Without this effect internal growth would have been only (0.5)%. In the second quarter 2009 we observed markets generally remaining soft. In the face of the ongoing recession we stayed disciplined with regards to risk selection, and 3.6% of the revenue decline resulted from a reduction in volume, while price development was positive with 0.6%.

In the second quarter 2009, motor business, accounting for 38% of our portfolio 2), reported € 208 million less premiums. Our non-motor business decreased by € 114 million.

The discussion about overall price changes in the paragraphs below relate to developments in the respective operating entity or country. We comment on the development of gross premiums written on an internal basis, meaning adjusted for foreign currency translation and (de-) consolidation effects, in order to provide more comparable information.

1)	This decline comprises volume and price effects as described below as well as negative development of other special Property-Casualty-lines amounting to (0.7)%.
2)	With regard to the total Property-Casualty business excluding reinsurance, AGCS, credit and travel business.

Gross premiums written – Internal growth rates

in %

In Spain revenues declined by 5.7% or € 30 million. Volume developed favorably due to an increase in the number of policies and customers. In contrast, tough competition in motor and commercial lines in an overall soft market environment led to lower prices. Despite negative price impacts – we estimate it to be around 6.3% – our Spanish operation is one of our most profitable businesses.

In Italy, revenues declined by 10.6% or € 128 million which was mainly attributable to lower average premiums in motor business which are still impacted by the Bersani law. Volume decreased in both motor and non-motor business, as we continued to pursue a selective underwriting approach and active portfolio cleaning. We estimate the negative price effect on premiums written to be 3.3%.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

In the United States gross premiums written were down by 26.6% or € 248 million. Volume decreased mostly in our crop business, driven by lower commodity prices. In addition, overall rates were still relatively low and the market remained soft, although we observed a positive price trend in commercial lines. We estimate the negative price effect on premiums written to be 2.6%.

In New Europe, revenues decreased by 4.2% or € 33 million. The volume decline was mainly driven by the economic recession affecting in particular motor business due to less car registrations. In non-motor business the decrease in volume resulted from lower sales of voluntary medical insurance. Prices in New Europe decreased as a result of the high competition in the market. The estimated negative price effect on premiums written was 0.8%.

Revenues in France were down by 0.5% or € 4 million. In order to address the high combined ratio, we increased prices in almost all business lines. As a consequence, in a competitive market, there was some loss of volume. The estimated positive price effect on premiums written was 2.5%. The decrease in volume was partially offset by higher sales in commercial lines.

Gross premiums written at Allianz Sach in Germany decreased by 0.8% or € 14 million. This decline was attributable to lower prices and volume in motor business. The volume decrease was mainly a result of a portfolio cleaning exercise, particularly in non-profitable fleet business in order to improve our combined ratio. Prices decreased as competitors offered secondary discounted tariffs and customers displayed higher price sensitivity. In non-motor business we recorded lower volume but higher prices mainly in personal property and corporate business. We estimate the positive overall price effect to be 2.5%.

In the United Kingdom gross premiums written increased by 3.0% or € 16 million. The volume decreased slightly mainly driven by personal lines as a result of active portfolio cleaning in order to improve our profitability, and the fact that we decided to discontinue our direct business. Rates increased in commercial lines and personal lines. We estimate the positive price effect to be 4.3%.

In Australia, revenues increased by 14.1% or € 55 million. This increase resulted mainly from significant price increases which were implemented in mid-2008 according to overall market hardening. In addition volume grew, mainly driven by motor and household. There was a positive price effect of an estimated 8.4%.

In South America, revenues increased by 18.0% or € 44 million mainly driven by Brazil, where we continued to benefit from better penetration in regions outside the major metropolitan areas. Motor, fire and engineering contributed most to the development.

At AGCS premiums increased by 9.5% or € 73 million. This development stemmed from volume growth in marine and liability business. Increased prices resulted from our energy, aviation and financial lines of business.

At our credit insurance business we increased prices on average by 10%. At the same time we reduced our exposure to large multinational corporations. In addition, the volume of our business declined as a result of lower trading volume of our customers.

2009 to 2008 first half comparison

Gross premiums written of € 23,408 million decreased on an internal basis by 0.9%. 1.2% of this decrease resulted from a reduction in volume, while there was a 0.5% positive price effect. On a nominal basis, revenues were down by 0.6%. Consolidation and de-consolidation effects impacted revenue development positively by 0.8% and were mainly attributable to the consolidation of our Turkish entity. Currency translation had a negative impact of 0.5%. The developments in most of our markets were largely consistent with the 2009 to 2008 second quarter comparison, whereas our operations in France showed higher revenues in the first quarter 2009 which outweighed the decline in the second quarter.

Allianz Group Interim Report Second Quarter and First Half of 2009     Group Management Report

Operating profit

Operating profit

in € mn

2009 to 2008 second quarter comparison

Our operating profit dropped by 46.8% to € 895 million. This decline was mainly attributable to a lower underwriting result, down by € 487 million, and a decrease in interest and similar income of € 399 million. The lower underwriting result stemmed firstly from our credit insurance at Euler Hermes, secondly from lower releases of prior years’ loss reserves and thirdly from higher expenses. The decrease in interest and similar income resulted primarily from lower dividend income.

The combined ratio increased by 5.4 percentage points to 98.9% due to higher accident year losses (making up for 1.8 percentage points), lower releases of prior years’ loss reserves contributing 2.7 percentage points, and higher expenses with an impact of 0.9 percentage points.

The accident year loss ratio amounted to 72.7% and thus increased by 1.8 percentage points. Thereof, change in frequency and severity contributed 2.4 percentage points. The losses of our credit insurance business at Euler Hermes added another 0.7 percentage points to this deterioration as the macroeconomic environment resulted in a significantly higher frequency of defaults and delayed payments. A lower load from natural catastrophes, down by 1.2 percentage points, partly offset these effects. In addition we recorded a positive impact from higher prices.

The overall impact from natural catastrophes was € 105 million, including the earthquake in Italy, May hail and hailstorm “Felix” in Germany.

Acquisition and administrative expenses increased by 2.7% to € 2,657 million. This development was driven mostly by higher acquisition expenses, which increased by € 56 million to € 1,819 million. This increase resulted from higher business volume relating partly to external growth. Administrative expenses went up slightly by € 15 million to € 838 million. The expense ratio increased by 0.9 percentage points to 28.3%.

Operating net investment income

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Interest and similar income	932	1,331	1,865	2,382
Operating income from financial assets and liabilities carried at fair value through income (net)	52	(65)	38	29
Operating realized gains/losses (net)	20	61	16	58
Operating impairments of investments (net)	(4)	(72)	(66)	(165)
Investment expenses	(128)	(79)	(106)	(202)
Changes in reserves for insurance and investment contracts (premium refunds)	(64)	(12)	(54)	37
Operating net investment income	808	1,164	1,693	2,139

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

Net investment income decreased by € 356 million to € 808 million. Interest and similar income decreased by 30.0% to € 932 million, primarily due to lower dividend income as a result of reduced equity investments. This effect will be partially recovered by the end of the year since the majority of the equity disposal proceeds were invested in interest-bearing debt securities. The lower interest rate environment resulted in a reduced yield on our fixed-income investments. Investment expenses amounted to € 128 million, an increase of 62.0% due to negative currency translation effects mainly driven by the U.S. Dollar. This effect was partially offset by our currency hedging activities.

2009 to 2008 first half comparison

On a six months basis, operating profit declined by 41.3% to € 1,864 million. This development was mainly driven by a lower underwriting result and lower operating net investment income. The expense ratio increased by 0.9 percentage points to 28.0% and our combined ratio was up by 4.3 percentage points to 98.8%.

Allianz Group Interim Report Second Quarter and First Half of 2009     Group Management Report

Property-Casualty segment information

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Gross premiums written 1)	9,522	9,842	23,408	23,552
Ceded premiums written	(985)	(1,115)	(2,355)	(2,400)
Change in unearned premiums	828	721	(2,356)	(2,531)
Premiums earned (net)	9,365	9,448	18,697	18,621
Interest and similar income	932	1,331	1,865	2,382
Operating income from financial assets and liabilities carried at fair value through income (net)	52	(65)	38	29
Operating realized gains/losses (net)	20	61	16	58
Fee and commission income	270	293	542	560
Other income	5	7	8	257
Operating revenues	10,644	11,075	21,166	21,907

Claims and insurance benefits incurred (net)	(6,608)	(6,247)	(13,241)	(12,548)
Changes in reserves for insurance and investment contracts (net)	(95)	(70)	(125)	(99)
Interest expenses	(26)	(91)	(60)	(179)
Loan loss provisions	(2)	(1)	(8)	(1)
Operating impairments of investments (net)	(4)	(72)	(66)	(165)
Investment expenses	(128)	(79)	(106)	(202)
Acquisition and administrative expenses (net)	(2,657)	(2,586)	(5,232)	(5,040)
Fee and commission expenses	(229)	(248)	(463)	(496)
Other expenses	—	—	(1)	—
Operating expenses	(9,749)	(9,394)	(19,302)	(18,730)

Operating profit	895	1,681	1,864	3,177

Loss ratio 2) in %	70.6	66.1	70.8	67.4
Expense ratio 3) in %	28.3	27.4	28.0	27.1
Combined ratio 4) in %	98.9	93.5	98.8	94.5

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
3)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
4)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

Property-Casualty Operations by Business Divisions

	Gross premiums written				Premiums earned (net)		Operating profit		Combined ratio		Loss ratio		Expense ratio
			internal 1)
Three months ended June 30,	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009%	2008%	2009%	2008%	2009%	2008%
Germany	1,682	1,696	1,682	1,696	1,820	1,843	55	219	106.2	100.0	77.7	72.6	28.5	27.4
Switzerland	126	124	119	122	312	289	38	25	91.5	94.0	68.0	71.5	23.5	22.5
Austria	198	197	198	197	169	177	19	28	95.1	92.1	73.3	68.7	21.8	23.4
German Speaking Countries	2,006	2,017	1,999	2,015	2,301	2,309	112	272	103.3	98.7	76.1	72.2	27.2	26.5

Italy	1,085	1,232	1,085	1,213	1,054	1,171	95	301	100.9	93.2	74.9	69.2	26.0	24.0
Spain	492	522	492	522	446	469	74	67	89.4	91.6	68.5	70.4	20.9	21.2
South America	265	244	288	244	200	187	14	22	99.8	96.9	64.8	64.5	35.0	32.4
Portugal	66	71	66	71	59	62	11	10	90.8	91.6	65.6	64.4	25.2	27.2
Turkey 2)	103	—	—	—	65	—	1	—	108.0	—	81.5	—	26.5	—
Greece	24	20	24	20	16	14	3	2	90.7	93.3	56.9	61.3	33.8	32.0
Europe I incl. South America	2,035	2,089	1,955	2,070	1,840	1,903	198	402	97.8	93.2	72.0	68.9	25.8	24.3

France	839	843	839	843	790	808	18	114	105.4	96.1	76.2	69.1	29.2	27.0
Credit Insurance	421	437	421	437	293	333	(32)	112	118.9	87.4	92.9	60.2	26.0	27.2
Travel Insurance and Assistance Services	346	307	346	307	326	308	27	33	98.8	89.1	60.8	53.6	38.0	35.5
Netherlands	214	222	214	222	200	203	12	24	99.9	94.2	68.6	63.6	31.3	30.6
Belgium	75	73	75	73	67	65	15	13	92.1	97.3	56.3	59.8	35.8	37.5
Africa	17	17	17	17	11	12	2	4	96.1	76.4	51.1	37.6	45.0	38.8
Europe II incl. Africa	1,912	1,899	1,912	1,899	1,687	1,729	46 3)	307 3)	105.3	93.0	74.3	63.6	31.0	29.4

United States	786	1,061	686	934	701	743	88	141	99.7	90.9	67.5	63.4	32.2	27.5
Mexico	50	74	55	74	21	21	1	1	90.1	94.6	65.0	68.6	25.1	26.0
NAFTA	836	1,135	741	1,008	722	764	89	142	99.4	91.0	67.4	63.6	32.0	27.4
Reinsurance PC	810	718	797	718	781	741	112	130	90.7	89.1	66.2	60.7	24.5	28.4
Allianz Global Corporate & Specialty	839	657	839	766	543	449	134	155	88.8	83.0	63.0	58.8	25.8	24.2
AZ Insurance plc	491	528	544	528	406	443	53	64	94.0	94.2	60.5	61.1	33.5	33.1
Australia	411	390	445	390	291	303	71	94	88.6	89.2	63.4	64.6	25.2	24.6
Ireland	153	163	153	163	146	146	(1)	29	110.4	93.0	82.9	65.8	27.5	27.2
ART	75	120	54	120	48	17	14	12	108.5	50.8	60.6	34.2	47.9	16.6
Anglo Broker Markets/ Global Lines	3,615	3,711	3,573	3,693	2,937	2,863	472	626	94.0	89.3	65.6	61.7	28.4	27.6

Russia/CIS 4)	199	261	232	261	137	171	9	4	95.9	107.6	53.4	64.7	42.5	42.9
Hungary	97	118	112	118	104	118	20	11	80.1	100.2	51.6	70.1	28.5	30.1
Poland	94	122	123	122	70	83	3	17	101.8	82.8	65.4	55.5	36.4	27.3
Romania	73	83	83	83	36	33	1	1	98.4	106.8	70.1	83.7	28.3	23.1
Slovakia	81	78	81	78	79	76	22	28	75.0	71.1	48.6	42.3	26.4	28.8
Czech Republic	63	66	68	66	55	52	9	7	82.4	89.8	60.0	67.8	22.4	22.0
Bulgaria	26	28	26	28	14	16	—	1	104.6	100.0	61.2	57.8	43.4	42.2
Croatia	22	25	23	25	19	19	1	1	99.3	99.3	62.2	62.2	37.1	37.1
New Europe 5)	655	781	748	781	514	568	60	62	89.6	96.2	56.4	62.6	33.2	33.6
Asia-Pacific (excl. Australia)	125	109	118	109	63	53	6	5	97.8	97.7	66.3	60.9	31.5	36.8
Middle East	16	13	14	13	9	5	1	—	134.3	120.9	71.2	63.6	63.1	57.3
Growth Markets	796	903	880	903	586	626	67	67	91.1	96.8	57.7	62.6	33.4	34.2

Consolidation 6)	(842)	(777)	(874)	(775)	14	18	—	7	—	—	—	—	—	—
Total	9,522	9,842	9,445	9,805	9,365	9,448	895	1,681	98.9	93.5	70.6	66.1	28.3	27.4

1)	Reflect gross premiums written on an internal basis (adjusted for foreign currency translation and (de-) consolidation effects).
2)

Effective July 21, 2008, Koç Allianz Sigorta AS was consolidated following the acquisition of approximately 47.1% of the shares in Koç Allianz Sigorta AS by the Allianz Group, increasing our holding to approximately 84.2%.

3)

Contains € 7 mn and € 11 mn for 1H 2009 and 1H 2008, respectively, from a former operating entity located in Luxembourg (€ 4 mn and € 5 mn for 2Q 2009 and 2Q 2008, respectively) and also € 1 mn and € 3 mn for 1H 2009 and 1H 2008, respectively, from AGF UK (€ 0 mn and € 2 mn for 2Q 2009 and 2Q 2008, respectively).

Allianz Group Interim Report Second Quarter and First Half of 2009     Group Management Report

	Gross premiums written				Premiums earned (net)		Operating profit		Combined ratio		Loss ratio		Expense ratio
			internal 1)
Six months ended June 30,	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009%	2008%	2009%	2008%	2009%	2008%
Germany	5,716	5,781	5,716	5,781	3,598	3,632	332	693	100.6	99.1	72.4	72.9	28.2	26.2
Switzerland	960	898	898	893	652	598	84	77	92.6	92.6	70.3	69.7	22.3	22.9
Austria	536	540	536	540	350	359	38	47	95.4	95.1	71.4	71.5	24.0	23.6
German Speaking Countries	7,212	7,219	7,150	7,214	4,600	4,589	454	817	99.0	98.0	72.0	72.4	27.0	25.6

Italy	2,088	2,406	2,088	2,377	2,117	2,328	205	467	99.9	93.4	75.3	69.4	24.6	24.0
Spain	1,150	1,216	1,150	1,216	899	931	150	143	89.5	90.5	69.3	70.2	20.2	20.3
South America	523	481	579	481	383	368	31	38	100.1	97.7	66.4	64.0	33.7	33.7
Portugal	147	158	147	158	119	123	21	21	90.9	90.9	65.3	64.1	25.6	26.8
Turkey 2)	227	—	—	—	127	—	2	—	110.7	—	84.4	—	26.3	—
Greece	47	41	47	41	29	26	6	5	88.4	90.2	57.2	58.8	31.2	31.4
Europe I incl. South America	4,182	4,302	4,011	4,273	3,674	3,776	415	674	97.4	93.0	72.8	68.9	24.6	24.1

France	2,246	2,236	2,246	2,236	1,592	1,639	(36)	174	108.7	98.0	80.9	70.7	27.8	27.3
Credit Insurance	952	969	952	969	603	675	(24)	189	116.7	88.7	88.5	61.7	28.2	27.0
Travel Insurance and Assistance Services	695	633	695	633	622	583	40	59	98.0	91.3	61.0	55.7	37.0	35.6
Netherlands	526	521	526	521	397	396	27	43	99.6	96.0	69.1	65.0	30.5	31.0
Belgium	189	184	189	184	131	130	23	23	96.0	97.0	60.3	58.6	35.7	38.4
Africa	44	43	44	43	18	18	3	4	94.7	76.0	59.2	46.7	35.5	29.3
Europe II incl. Africa	4,652	4,586	4,652	4,586	3,363	3,441	41 3)	506 3)	106.6	94.8	76.4	65.3	30.2	29.5

United States	1,574	1,833	1,370	1,605	1,464	1,428	190	234	99.0	94.2	65.9	65.0	33.1	29.2
Mexico	100	112	113	112	40	40	5	5	91.1	91.9	66.2	66.1	24.9	25.8
NAFTA	1,674	1,945	1,483	1,717	1,504	1,468	195	239	98.8	94.1	65.9	65.0	32.9	29.1
Reinsurance PC	2,293	1,967	2,293	1,967	1,552	1,378	115	239	98.2	88.0	71.3	63.6	26.9	24.4
Allianz Global Corporate & Specialty	1,874	1,500	1,874	1,679	1,104	855	272	202	87.3	90.4	63.6	65.0	23.7	25.4
AZ Insurance plc	924	1,034	1,065	1,034	790	903	98	122	95.0	95.7	61.8	61.7	33.2	34.0
Australia	738	742	832	742	544	610	100	137	96.8	97.0	71.9	72.6	24.9	24.4
Ireland	344	363	344	363	287	296	(5)	59	111.4	92.1	83.8	65.7	27.6	26.4
ART	155	141	110	141	94	37	27	19	96.0	67.3	53.4	41.8	42.6	25.5
Anglo Broker Markets/ Global Lines	8,002	7,692	8,001	7,643	5,875	5,547	802	1,017	96.4	92.3	67.6	64.8	28.8	27.5

Russia/CIS 4)	373	486	442	486	271	344	16	2	97.0	104.2	54.4	63.0	42.6	41.2
Hungary	244	301	278	301	205	231	37	30	91.9	97.6	64.4	66.8	27.5	30.8
Poland	180	227	231	227	141	159	7	24	100.5	88.8	63.7	59.4	36.8	29.4
Romania	148	175	171	175	72	70	1	4	102.4	105.1	77.4	79.9	25.0	25.2
Slovakia	204	188	204	188	155	143	42	57	77.1	67.9	49.5	41.4	27.6	26.5
Czech Republic	140	149	151	149	106	107	21	19	81.2	86.2	60.2	63.9	21.0	22.3
Bulgaria	45	54	45	54	33	36	5	5	88.6	90.6	53.5	55.2	35.1	35.4
Croatia	49	51	50	51	39	37	2	3	101.5	96.9	64.5	63.5	37.0	33.4
New Europe 5)	1,383	1,631	1,572	1,631	1,022	1,127	121	129	92.1	94.1	59.5	61.4	32.6	32.7
Asia-Pacific (excl. Australia)	251	212	235	212	126	106	11	8	98.7	99.2	62.9	60.9	35.8	38.3
Middle East	35	26	31	26	17	11	2	1	136.9	120.0	68.6	64.6	68.3	55.4
Growth Markets	1,669	1,869	1,838	1,869	1,165	1,244	134	138	93.5	94.9	60.0	61.4	33.5	33.5

Consolidation 6)	(2,309)	(2,116)	(2,395)	(2,116)	20	24	18	25	—	—	—	—	—	—
Total	23,408	23,552	23,257	23,469	18,697	18,621	1,864	3,177	98.8	94.5	70.8	67.4	28.0	27.1

4)	Contains operations in Kazakhstan and Ukraine.
5)	Contains income and expense items from a management holding.
6)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Life/Health Insurance Operations

– Strong revenue growth for the year to date and in the second quarter.

– Almost € 1 billion operating profit in the second quarter, our highest ever.

– Recovery of prior year credit spread losses.

Earnings Summary

Statutory premiums 1)

2009 to 2008 second quarter comparison

Our statutory premiums grew by 7.7% on an internal basis. As in first quarter 2009 growth was driven by continued strong demand for products with minimum guarantees and participating components. Pure unit-linked business was still impacted by consumer aversion to equity and investment risks following the financial market crisis.

1)

We comment on the development of our statutory premiums written on an internal basis; meaning adjusted for foreign currency translation and (de-)consolidation effects in order to provide more comparable information.

Statutory premiums – Internal growth rates

in %

In the German life business, we recorded premium growth of 11.7% or € 359 million. Here, sales of single premium deposit products were up, following the overall market recovery for single premium business. We also saw an increase in our Commercial line of business. Premium growth in our health business is stable compared to the first quarter.

In Italy, premiums were up 19.1% or € 310 million, driven by continued high sales of a product with a minimum guarantee and a participating component sold via our bancassurance channel. Market demand for pure unit-linked investment business with equity participation was still low as consumers remained risk averse.

Allianz Group Interim Report Second Quarter and First Half of 2009    Group Management Report

In Switzerland, premiums grew by 18.9% or € 39 million due to an increased demand in the individual traditional single premiums with guarantees and a continued demand for group life contracts.

Compared to the first quarter, where growth was negative, in this quarter, premiums in our French business grew by 3.3%. This growth was attributable to sales in traditional investment business.

Premium growth in our businesses in South Korea and Japan were still impacted by the financial markets down-turn. However, we had significant growth in investment business in Taiwan to counter this decline as investors confidence returned with the market rebound in this country. Taken together, our operations in Asia-Pacific generated a small decline of 1.3% or € 12 million in revenues.

In the United States premiums were up 1.9% or € 26 million. As announced at year-end 2008 we have been making significant changes to our product portfolio – variable annuity living benefit riders were suspended at the end of the first quarter and our fixed and fixed index annuity products were redesigned and repriced. As the result of the rider suspension, variable annuity sales have tailed off this quarter as expected and the repriced fixed and fixed index annuities sales remained at a stable high level.

2009 to 2008 first half comparison

In the first half of 2009 our statutory premiums grew 5.5% on an internal basis. Premiums developed in line with the described effects for the second quarter, with the exception of unit-linked business. Unit-linked sales were hit stronger in the first quarter than in the second quarter and recovered in line with the upturn of the financial markets.

Operating profit

Operating profit

in € mn

2009 to 2008 second quarter comparison

Operating profit increased from € 703 million in the second quarter 2008 to € 990 million this quarter. This was the strongest quarter profit we have reported for our Life/Health operations and was largely attributable to our investment result. Our equity reduction programe reduced the income from dividends, whereas the credit spread narrowing produced much higher income from the Fair Value Option especially in France. Improved market conditions allowed for higher realized gains and very limited impairments. Our technical and expense result remained fairly stable.

Interest and similar income stood at € 3,638 million and delivered a stable yield of 1.2% 1). This compares to € 3,814 million in the second quarter 2008. The development was on the one hand driven by our reduced equity exposure and lower dividend receipts (€ 408 million), which was a cyclical effect and is expected to pick up again in the second half of the year. On the other hand, and partly compensating this, we recorded an increase in interest income on debt securities due to higher assets under management. However yields declined in line with the lower interest rate environment.

1)	On debt securities including cash components, based on an average asset base of € 268.2 bn.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

We recorded a € 615 million net gain from financial assets and liabilities carried at fair value through income, after a loss of € 352 million in the second quarter of 2008. This swing was primarily due to the upturn in equity markets, credit spread narrowing and a gain from foreign exchange currency hedges. The corresponding currency losses from hedged securities are shown under investment expenses.

Net realized gains/losses amounted to € 639 million, an increase of € 366 million, which was to a large extent attributable to the sale of ICBC and Bayer shares.

Net impairments on investments amounted to € 267 million, a significantly lower level compared to € 898 million in the second quarter 2008. Remaining impairments mostly resulted from private equity investments and debt securities.

Changes in reserves for insurance and investment contracts (net) amounted to € 2,455 million, € 1,066 million higher than in the second quarter 2008. This was driven by an increase of reserves for premium refunds to policyholders following a higher investment result.

Net claims and insurance benefits incurred were down 0.9% to € 4,497 million.

Acquisition and administrative expenses (net) amounted to
€ 1,631 million, up 26.9%. Whereas administrative expenses declined, the amortization of deferred acquisition costs at Allianz Life in the United States went up, resulting in higher acquisition expenses.

Our cost-income ratio improved 0.9 percentage points to 93.8%. The development was driven by the higher relative investment performance compared to the premiums generated in the period.

2009 to 2008 first half comparison

Operating profit increased to a remarkable level of € 1,392 million. This development is in line with the capital market recovery and reinforces the underlying profitability of our Life/Health portfolio.

Allianz Group Interim Report Second Quarter and First Half of 2009    Group Management Report

Life/Health segment information

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Statutory premiums 1)	11,766	10,729	24,779	23,056
Ceded premiums written	(127)	(124)	(270)	(267)
Change in unearned premiums	(24)	(29)	(53)	(66)
Statutory premiums (net)	11,615	10,576	24,456	22,723
Deposits from SFAS 97 insurance and investment contracts	(6,503)	(5,465)	(13,996)	(12,023)
Premiums earned (net)	5,112	5,111	10,460	10,700
Interest and similar income	3,638	3,814	6,943	7,014
Operating income from financial assets and liabilities carried at fair value through income (net)	615	(352)	384	(113)
Operating realized gains/losses (net)	639	273	810	922
Fee and commission income	122	168	241	339
Other income	6	5	9	115
Operating revenues	10,132	9,019	18,847	18,977

Claims and insurance benefits incurred (net)	(4,497)	(4,540)	(9,643)	(9,553)
Changes in reserves for insurance and investment contracts (net)	(2,455)	(1,389)	(3,040)	(3,192)
Interest expenses	(27)	(55)	(71)	(125)
Loan loss provisions	(12)	4	(14)	6
Operating impairments of investments (net)	(267)	(898)	(1,343)	(1,878)
Investment expenses	(205)	(82)	(171)	(410)
Acquisition and administrative expenses (net)	(1,631)	(1,285)	(3,060)	(2,401)
Fee and commission expenses	(52)	(70)	(116)	(130)
Operating restructuring charges	4	—	3	(1)
Other expenses	—	(1)	—	(1)
Operating expenses	(9,142)	(8,316)	(17,455)	(17,685)

Operating profit	990	703	1,392	1,292

Cost-income ratio 2) in %	93.8	94.7	95.5	95.5

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life and health insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)

Represents deposits from SFAS 97 insurance and investment contracts, claims and insurance benefits incurred (net), changes in reserves for insurance and investment contracts (net) and acquisition and administrative expenses (net) divided by statutory premiums (net), interest and similar income, operating income from financial assets and liabilities carried at fair value through income (net), operating realized gains/losses (net), fee and commission income, other income, interest expenses, loan loss provisions, operating impairments of investments (net), investment expenses, fee and commission expenses, operating restructuring charges and other expenses.

Group Management Report    Allianz Group Interim Report Second Quarter and First Half of 2009

Life/Health Operations by Business Divisions

	Statutory premiums 1)				Premiums earned (net)		Operating profit		Cost-income ratio
Three months ended June 30,			internal 2)
	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009%	2008%
Germany Life	3,436	3,077	3,436	3,077	2,255	2,260	185	176	96.4	95.7
Germany Health 3)	792	779	792	779	792	777	27	23	97.2	97.6
Switzerland	260	206	245	206	120	85	30	17	91.0	93.5
Austria	131	139	131	139	62	68	6	6	95.9	96.5
German Speaking Countries	4,619	4,201	4,604	4,201	3,229	3,190	248	222	96.2	96.0

Italy	1,935	1,625	1,935	1,625	187	232	86	97	96.2	94.9
Spain	214	233	214	233	110	119	26	30	90.6	89.4
Portugal	35	31	35	31	20	19	4	3	89.6	89.4
Greece	29	27	29	27	15	17	—	2	98.4	92.8
South America	9	9	11	9	7	6	—	1	96.4	94.0
Turkey 4)	21	—	—	—	9	—	2	—	93.3	—
Europe I incl. South America	2,243	1,925	2,224	1,925	348	393	118	133	95.5	94.1

France	1,746	1,690	1,746	1,690	748	637	235	140	90.8	93.4
Belgium	179	185	179	185	75	76	24	21	91.0	91.9
Netherlands	88	98	88	98	33	33	5	12	95.5	89.7
Luxembourg	30	12	30	12	7	7	1	1	97.1	93.7
Africa	9	8	9	8	5	3	1	1	90.7	92.8
Global Life	52	—	52	—	1	—	—	—	100.6	—
Europe II incl. Africa	2,104	1,993	2,104	1,993	869	756	266	175	91.3	93.1

United States	1,630	1,396	1,422	1,396	170	254	305	149	87.7	91.4
Mexico	10	13	11	13	8	8	—	2	94.2	93.2
NAFTA	1,640	1,409	1,433	1,409	178	262	305	151	87.8	91.4
AZ Reinsurance LH	71	79	71	79	67	75	8	6	90.7	92.4
Anglo Broker Markets/Global Lines	1,711	1,488	1,504	1,488	245	337	313	157	87.8	91.5

South Korea	339	380	373	380	158	186	19	26	95.2	94.2
Taiwan	421	227	399	227	12	23	1	(1)	99.7	100.4
Malaysia	41	32	40	32	37	27	3	2	93.5	95.5
Indonesia	42	48	42	48	21	12	4	2	90.1	95.8
Other	63	237	58	237	34	25	(7)	(18)	111.8	108.3
Asia-Pacific	906	924	912	924	262	273	20	11	98.0	98.9
Hungary	23	51	27	51	17	19	3	2	89.0	94.8
Slovakia	61	65	61	65	44	43	8	9	88.8	88.9
Czech Republic	24	22	26	22	11	15	3	—	87.9	99.2
Poland	72	58	94	58	44	43	4	(1)	93.9	101.7
Romania	6	9	7	9	3	4	1	—	89.6	102.6
Bulgaria	6	8	6	8	5	7	2	—	73.6	91.0
Croatia	11	17	11	17	10	11	2	—	88.3	97.7
Russia	5	4	5	4	4	3	(2)	(4)	118.7	202.0
New Europe	208	234	237	234	138	145	21	6	90.9	97.0
Middle East	25	19	22	19	21	17	—	4	98.1	87.1
Growth Markets	1,139	1,177	1,171	1,177	421	435	41	21	96.7	98.3

Consolidation 5)	(50)	(55)	(50)	(55)	—	—	4	(5)	—	—
Total	11,766	10,729	11,557	10,729	5,112	5,111	990	703	93.8	94.7

1)

Statutory premiums are gross premiums written from sales of life insurance policies as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)	Reflect statutory premiums on an internal basis (adjusted for foreign currency translation and (de-) consolidation effects).
3)	Loss ratios were 69.1% and 72.1% for the three months ended June 30, 2009 and 2008, respectively, and 74.3% and 75.7% for the six month ended June 30, 2009 and 2008, respectively.

Allianz Group Interim Report Second Quarter and First Half of 2009    Group Management Report

	Statutory premiums 1)				Premiums earned (net)		Operating profit		Cost-income ratio
Six months ended June 30,			internal 2)
	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009%	2008%
Germany Life	6,915	6,656	6,915	6,656	4,615	4,884	350	363	96.3	96.0
Germany Health 3)	1,583	1,553	1,583	1,553	1,584	1,553	46	60	97.6	96.9
Switzerland	954	869	893	869	356	279	38	34	96.4	96.4
Austria	248	247	248	247	151	150	10	14	96.4	95.2
German Speaking Countries	9,700	9,325	9,639	9,325	6,706	6,866	444	471	96.5	96.2

Italy	4,188	3,254	4,188	3,254	374	446	95	127	98.0	96.6
Spain	459	416	459	416	220	231	53	56	90.8	89.4
Portugal	70	56	70	56	40	38	9	8	88.7	86.4
Greece	60	56	60	56	33	35	1	3	97.5	94.2
South America	20	39	22	39	16	35	5	7	83.9	85.4
Turkey 4)	42	—	—	—	18	—	3	—	94.7	—
Europe I incl. South America	4,839	3,821	4,799	3,821	701	785	166	201	97.0	95.4

France	3,530	3,902	3,530	3,902	1,457	1,334	358	300	92.0	93.6
Belgium	334	388	334	388	162	165	31	51	93.4	90.4
Netherlands	193	197	193	197	81	66	15	21	93.3	90.7
Luxembourg	41	35	41	35	14	14	3	2	94.7	94.8
Africa	20	21	20	21	11	9	2	2	91.3	93.9
Global Life	92	—	92	—	1	—	—	—	100.0	—
Europe II incl. Africa	4,210	4,543	4,210	4,543	1,726	1,588	409	376	92.3	93.1

United States	3,760	2,740	3,264	2,740	340	428	308	155	93.9	95.2
Mexico	23	47	26	47	15	15	1	2	94.5	96.9
NAFTA	3,783	2,787	3,290	2,787	355	443	309	157	93.9	95.2
AZ Reinsurance LH	144	153	144	153	143	146	9	7	94.8	95.8
Anglo Broker Markets/Global Lines	3,927	2,940	3,434	2,940	498	589	318	164	94.0	95.3

South Korea	638	864	762	864	311	396	35	56	95.4	94.4
Taiwan	719	682	679	682	41	50	6	1	99.2	99.8
Malaysia	79	63	77	63	71	55	5	4	93.9	94.4
Indonesia	81	94	84	94	38	22	8	5	89.7	94.8
Other	134	312	108	312	52	31	(27)	(28)	120.9	109.4
Asia-Pacific	1,651	2,015	1,710	2,015	513	554	27	38	98.5	98.3
Hungary	45	95	52	95	32	39	8	6	84.8	93.7
Slovakia	129	145	129	145	85	85	17	18	88.3	89.2
Czech Republic	64	49	70	49	24	31	4	4	93.4	91.8
Poland	221	121	284	121	84	81	6	3	97.2	97.6
Romania	13	16	14	16	7	7	1	1	91.6	95.9
Bulgaria	12	15	12	15	11	13	2	1	85.9	91.3
Croatia	22	30	22	30	20	20	2	2	93.3	92.7
Russia	8	8	10	8	8	7	(3)	(7)	128.1	180.9
New Europe	514	479	593	479	271	283	37	28	93.2	94.3
Middle East	49	41	43	41	45	35	(9)	5	120.4	90.7
Growth Markets	2,214	2,535	2,346	2,535	829	872	55	71	97.7	97.4

Consolidation 5)	(111)	(108)	(110)	(108)	—	—	—	9	—	—
Total	24,779	23,056	24,318	23,056	10,460	10,700	1,392	1,292	95.5	95.5

4)

Effective July 21, 2008, Koç Allianz Hayat ve Emeklilik AS was consolidated following the acquisition of approximately 51% of the shares in Koç Allianz Hayat ve Emeklilik AS by the Allianz Group, increasing our holding to approximately 89%.

5)	Represents elimination of transactions between Allianz Group companies in different geographic regions.

Financial Services

–	Operating profit of € 146 million.
–	Third-party assets under management surpassed € 800 billion.
–	Equities business remained under pressure. Fixed income business performed strongly.

Earnings Summary 1)

2009 to 2008 second quarter comparison

Operating revenues in our Financial Services segment remained stable at € 926 million on a nominal basis compared to previous year’s quarter. Asset Management’s revenues increased by 5.5% to € 780 million, driven by a 7% increase in average assets under management, which was mainly due to the strengthening of the U.S. Dollar. Additionally, the first time consolidation of cominvest had an effect on the revenues. This movement in Asset Management offset a revenue decline of 19.1% to € 123 million in the Banking business due to lower fee income. Adjusted for foreign currency translation (€ 77 million) and consolidation effects (€ 31 million) operating revenues were 11.7% lower at € 817 million on an internal basis.

In a quarter-to-quarter comparison our segment’s operating profit was € 146 million, down 48.8%. This development was driven by an increase in operating expenses of 21.1% to € 770 million. In Asset Management expenses were up by 16.6% to € 534 million, primarily due to the appreciation of the U.S. Dollar and the first time consolidation of cominvest. In the Banking business, earnings were impacted by expensed set-up costs of € 84 million for the Allianz Bank in Germany. This was the main driver behind an increase in operating expenses of 53.7% to € 206 million.

2009 to 2008 first half comparison

For the first six months we recorded a decline in operating revenues for Financial Services segment of 3.1% to € 1,788 million on a nominal basis. Adjusted for positive effects of the stronger U.S. Dollar (€ 145 million) and the first time consolidation of cominvest (€ 64 million) our revenues declined by 14.7% on an internal basis to € 1,575 million.

1)

Following the completion of the sale of Dresdner Bank on January 12, 2009, Allianz has modified its segment structure and introduced a new Financial Services segment starting with the first quarter 2009. Under the umbrella of Financial Services we have grouped our activities from Asset Management, Banking and Alternative Investment Management.

The developments in revenues and operating profit – which declined by 36.3% to € 344 million – were largely consistent with the 2009 to 2008 second quarter comparison.

Asset Management 2)

Third-party assets under management

As of June 30, 2009 our asset base in Asset Management amounted to € 813 billion, an increase of € 110 billion compared to December 31, 2008. We recorded net inflows for the first half of 2009 of € 28 billion with a positive contribution from fixed-income products of € 33 billion, partly offset by net outflows from our equity business. The rebounding markets in the second quarter led to market-related appreciations of € 39 billion, which lifted equities by € 6 billion and fixed-income securities by € 33 billion. Furthermore, we recorded a positive currency translation effect of € 3 billion. For further information on our third-party assets under management please refer to the following pages in this chapter.

Development of third-party assets under management

in € bn

2)

The results of operations of our Financial Services segment are predominantly represented by our Asset Management business, accounting for 84.2% (2Q 2008: 79.9%) and 168.5% (2Q 2008: 98.6%) of our total Financial Services segment’s operating revenues and operating profit in the second quarter of 2009, respectively. Accordingly, we discuss the results of our Asset Management business in the following section.

3)	Concerns basically cominvest.

Allianz Group Interim Report Second Quarter and First Half of 2009    Group Management Report

Operating revenues

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Management fees	877	840	1,697	1,681
Loading and exit fees	66	64	125	130
Performance fees	20	30	34	43
Other income	9	118	23	184
Fee and commission income	972	1,052	1,879	2,038

Commissions	(213)	(214)	(406)	(426)
Other expenses	(7)	(117)	(12)	(185)
Fee and commission expenses	(220)	(331)	(418)	(611)

Net fee and commission income	752	721	1,461	1,427

2009 to 2008 second quarter comparison

Net fee and commission income amounted to € 752 million, an increase of 4.3% on a nominal basis. Management fees were up by € 37 million to € 877 million. Our loading fee income remained stable while performance fees declined by € 10 million. On an internal basis, net fee and commission income declined by 10.1%. This development was mainly attributable to the fact that our average third-party assets under management were lower on an internal basis, as equity investments declined in line with the equity market developments on a year-on-year comparison. This was only partly offset by the increase in internal growth of revenues in fixed-income.

Net income from financial assets and liabilities carried at fair value through income amounted to € 25 million and was € 22 million above the respective quarter in 2008.

2009 to 2008 first half comparison

For the first six months, operating revenues were up by 1.8% to € 1,495 million on a nominal basis. Adjusted for cominvest, contributing € 64 million, and positive foreign exchange effects, totalling € 145 million, we recorded operating revenues of € 1,282 million, 12.7% down compared to the first half of 2008 on an internal basis. The developments in revenues were largely consistent with the 2009 to 2008 second quarter comparison.

Operating profit

2009 to 2008 second quarter comparison

Our Asset Management business experiences a recovery in operating profit since the sharp decline in the third quarter 2008. Although this trend was supported by currency gains and the acquisition of cominvest, the operating profit development is also a result of our strong fixed-income business and our active expense management initiated in the fourth quarter 2008. Nevertheless the second quarter 2008 was a highly profitable one and therefore in a quarter-to-quarter comparison our operating profit declined by 12.5% to € 246 million in the second quarter 2009.

Operating profit

in € mn

Cominvest and other one-off effects resulted in an increase in administrative expenses to € 534 million, up 16.8%. Main drivers behind this increase were a foreign exchange development of € 43 million, the expenses of cominvest and

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

other one-off effects amounting in total to € 40 million. Personnel expenses increased by 24.4% to € 357 million following the integration of cominvest. This increase was partially offset by lower non-personnel expenditure of € 19 million as a result of active cost management.

Our cost-income ratio increased by 6.5% percentage points to 68.5% compared to the respective quarter last year. Compared to the peak in the third quarter 2008 the cost-income ratio is further tending downwards.

2009 to 2008 first half comparison

For the first half year 2009 operating profit declined by 12.5% to € 457 million. The developments in the respective positions were largely consistent with the 2009 to 2008 second quarter comparison.

Third-party assets under management of the Allianz Group

Third-party assets under management by geographic region as of June 30, 2009

(December 31, 2008) 1)

in %

The acquisition of cominvest increased the proportion of investments originating in Germany since the beginning of the year, which now account for more than 16% of Allianz’s third-party assets under management.

1)	Based on the origination of assets.
2)

Consists of third-party assets managed by other Allianz Group companies (approximately € 22 bn as of June 30, 2009 and € 22 bn as of December 31, 2008, respectively) and Dresdner Bank (approximately €  9 bn as of December 31, 2008).

The split between equity and fixed-income assets remained almost unchanged. The latter made up for 84% of third-party assets under management – a decrease of 1 percentage point versus year end 2008 – with equity assets accounting for the balance.

The weighting of retail and institutional clients shifted towards retail customers which accounted for 32% of our third-party assets as of June 30, 2009 (December 31, 2008: 26%).

Rolling investment performance of Allianz Global Investors 3)

in %

Compared to year-end 2008, the performance of Allianz Global Investors’ (AGI) assets under management recovered and remained robust. 63% (December 31, 2008: 62%) of our equity products achieved an outperformance against bench-marks. Our fixed-income products improved performance in the course of the second quarter and 71% (December 31, 2008: 48%) outperformed their respective benchmarks.

3)

AllianzGI account-based, asset-weighted 3-year investment performance of third party assets vs. benchmark including all equity and fixed income accounts managed on a discretionary basis by equity and fixed income managers of AllianzGI (including direct accounts and Spezialfonds, excluding CPM-portfolios of Allianz with AllianzGI Germany). For some retail funds the net of fee performance is compared to the median performance of an appropriate peer group (Morningstar or Lipper; 1st and 2nd quartile mean out-performance). For all other retail funds and for all institutional accounts performance is calculated gross of fees using closing prices (revaluated) where appropriate and compared to the benchmark of each individual fund or account. Other than under GIPS, the performance of closed funds/accounts is not included in the analysis. Also not included: accounts of AllianzGI France, AllianzGI Italy, AllianzGI Korea, and AllianzGI Taiwan. Only partially included: WRAP accounts.

Allianz Group Interim Report Second Quarter and First Half of 2009     Group Management Report

Financial Services segment information

	Asset Management		Banking		Alternative Investment Management		Financial Services 1)
	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Three months ended June 30,
Net fee and commission income 2)	752	721	43	64	20	30	814	816
Net interest income 3)	(2)	8	77	88	—	3	75	100
Income from financial assets and liabilities carried at fair value through income (net)	25	3	3	—	—	(1)	28	2
Other income	5	7	—	—	4	—	9	7
Operating revenues 4)	780	739	123	152	24	32	926	925

Administrative expenses (net), excluding acquisition-related expenses	(534)	(457)	(207)	(137)	(31)	(42)	(771)	(638)
Investment expenses	—	(1)	2	2	—	—	2	1
Other expenses	—	—	(1)	1	—	—	(1)	1
Operating expenses	(534)	(458)	(206)	(134)	(31)	(42)	(770)	(636)

Loan loss provisions	—	—	(10)	(4)	—	—	(10)	(4)
Operating profit (loss)	246	281	(93)	14	(7)	(10)	146	285

Cost-income ratio 5) in %	68.5	62.0	167.5	88.2	129.2	131.3	83.2	68.8
Six months ended June 30,
Net fee and commission income 2)	1,461	1,427	78	138	50	84	1,588	1,649
Net interest income 3)	10	27	157	166	1	3	168	196
Income from financial assets and liabilities carried at fair value through income (net)	16	2	4	(10)	—	(3)	20	(11)
Other income	8	12	—	—	4	—	12	12
Operating revenues 4)	1,495	1,468	239	294	55	84	1,788	1,846

Administrative expenses (net), excluding acquisition-related expenses	(1,039)	(946)	(325)	(277)	(64)	(75)	(1,427)	(1,298)
Investment expenses	1	—	1	5	(1)	(2)	1	3
Other expenses	—	—	(1)	—	—	—	(1)	—
Operating expenses	(1,038)	(946)	(325)	(272)	(65)	(77)	(1,427)	(1,295)

Loan loss provisions	—	—	(17)	(11)	—	—	(17)	(11)
Operating profit (loss)	457	522	(103)	11	(10)	7	344	540

Cost-income ratio 5) in %	69.4	64.4	136.0	92.5	118.2	91.7	79.8	70.2

1)	Including consolidation in between the financial services segment as recorded in the segment information in Note 5 to the condensed consolidated interim financial statements.
2)	Represents fee and commission income less fee and commission expenses.
3)	Represents interest and similar income less interest expenses.
4)	For the Financial Services segment, total revenues are measured based upon operating revenues.
5)	Represents operating expenses divided by operating revenues.

Corporate Activities

Earnings Summary

In the second quarter 2009 the aggregate operating loss amounted to € 212 million and increased € 196 million compared to a loss of € 16 million in the prior year quarter.

Interest and similar income declined by € 163 million mainly driven by lower interest income due to a lower level of short term interest rates compared to the previous year. Thereof, dividend income declined by € 62 million as a result of our equity exposure reduction program.

Investment expenses increased by € 96 million entirely driven by unfavorable foreign currency movements amounting to € 110 million, which were only partially offset by gains of € 37 million from foreign currency hedges reported in the line operating income from financial assets and liabilities carried at fair value through income.

Acquisition and administrative expenses were reduced by € 12 million or 9% on a three months basis.

In the first half of 2009, the same effects led to an operating loss of € 383 million, an increase of € 263 million compared to an operating loss of € 120 million in the first six months of 2008.

Corporate activities segment information

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Total revenues	—	—	—	—
Interest and similar income	119	282	234	514
Operating income from financial assets and liabilities carried at fair value through income (net)	45	(2)	47	(2)
Fee and commission income	65	21	100	32
Other income	—	—	—	1
Interest expenses, excluding interest expenses from external debt	(112)	(133)	(237)	(308)
Investment expenses	(145)	(49)	(181)	(94)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(121)	(133)	(275)	(260)
Fee and commission expenses	(63)	(2)	(71)	(3)
Operating loss	(212)	(16)	(383)	(120)

Balance Sheet Review

– Strong solvency ratio of 159% 1).

– Shareholders’ equity of € 34.5 billion.

Shareholders’ Equity 2)

Shareholders’ equity

in € mn

As of June 30, 2009, shareholders’ equity amounted to € 34,530 million and was up 4.5% from March 31, 2009. The change was driven by net income of € 1,869 million and an increase in unrealized gains of € 1,590 million, whilst the payment of the 2008 dividend of € 1,580 million reduced equity.

1)

During the fiscal year, conglomerate solvency is partially based on assumptions. The extent to which intangible assets related to certain private equity investments are to be deducted from our own funds for the purpose of the conglomerate solvency calculation has not yet been finally agreed by BaFin.

2)

Does not include minority interests of € 2.1 bn, € 2.1 bn and € 3.6 bn as of June 30, 2009, March 31, 2009 and December 31, 2008, respectively. For further information please refer to Note 21 to the condensed consolidated interim financial statements.

3)	Include foreign currency translation adjustments.

Regulatory capital adequacy

Allianz Group is a financial conglomerate within the scope of the Financial Conglomerates Directive and the related German law effective since January 1, 2005. Under this directive, a financial conglomerate is defined as any financial parent holding company that, together with its subsidiaries, has significant cross-border and cross-sector activities. The law requires that a financial conglomerate calculates the capital needed to meet the respective solvency requirements on a consolidated basis.

Conglomerate solvency

in € bn

As of June 30, 2009 our available funds for the solvency margin, required for our insurance segments and our banking and asset management business were € 33.0 billion including off-balance sheet reserves, surpassing the minimum legally stipulated level by € 12.2 billion. This margin resulted in a cover ratio of 159% 1) at June 30, 2009.

4)

Available funds and requirement as of December 31, 2008 including discontinued operations were adjusted to reflect the pro-forma view. For example, we removed hybrid capital related to Dresdner Bank from available funds and adjusted the deduction of goodwill and other intangible assets. Furthermore, we deleted the requirement of our discontinued operations.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

Total Assets and Total Liabilities

In the following sections, we show our asset allocation for our insurance portfolio and analyze important developments within the balance sheets of our Property-Casualty, Life/Health, Financial Services and Corporate segments as presented on pages 56 and 57.

As of June 30, 2009 total assets amounted to € 555.7 billion and total liabilities amounted to € 519.1 billion. When compared to the year end 2008 total assets and total liabilities decreased by € 399.9 billion and € 399.2 billion, respectively. This decrease was attributable to the deconsolidation of Dresdner Bank on January 12, 2009. For the year-end 2008 we recorded Dresdner Bank in our consolidated balance sheet as “Non-current assets and assets of disposal groups classified as held-for-sale” and “Liabilities of disposal groups classified as held-for-sale” with the amounts of € 417.9 billion and € 410.5 billion, respectively.

Asset allocation of Property-Casualty, Life/Health and Corporate segments

Investment assets from our Property-Casualty, Life/Health and Corporate segments amounted to € 383.0 billion as of June 30, 2009. Thereof, the fixed-income portfolio which comprised bonds and loans 1) accounted for € 342.4 billion, equities for € 27.1 billion and other investment categories for € 13.5 billion. The increase in our debt portfolio by € 26.6 billion was driven by higher net inflows mainly stemming from our Life/Health segment within the first six months of 2009 and positive market effects in the second quarter 2009 resulting from narrowing credit spreads.

1)	Excluding internal loans.

Fixed-income portfolio by investment country

in %

From a regional perspective our fixed-income portfolio is well diversified. The regional split in the first six months remained stable.

Fixed-income portfolio by type of issuer

in %

We consider our fixed-income portfolio to be both of high quality and well diversified. A share of more than 60% relates to government and covered bonds that help mitigate against possible future deteriorations in the credit markets. The relatively high share in government bonds and loans amounting to € 117.8 billion and German Pfandbriefe at € 61.7 billion secure a high fungibility of the portfolio as assets attributable to the Eurozone are eligible as collateral

2)	Including € 13.6 billion subordinated debt securities; thereof € 10.8 bn related to our exposure in banks as of June 30, 2009.
3)	5%-pts are mainly seasoned self-originated German Private Retail Mortgage Loans and 2%-pts are short-term deposits at banks.
4)	Includes € 7.9 bn U.S. Agency MBS.
5)	Type of covered bond issued in Germany.

Allianz Group Interim Report Second Quarter and First Half of 2009     Group Management Report

and markets for government bonds are still liquid. In comparison to year-end 2008 investments in the category Other corporates increased mainly as market values went up due to lower credit spreads.

Government exposures

in %

Nearly 80% of our government exposure was attributable to the Eurozone. This quota remained stable compared to year-end 2008.

Pfandbrief and covered bond portfolio

in %

68% of covered bonds are German Pfandbriefe backed by either public sector loans or mortgage loans. On these as well as on all other covered bond exposures, minimum required security buffers as well as voluntary over-collateralization offer a substantial cushion for house price deterioration and payment defaults.

Assets and liabilities of the Property-Casualty segment

Property-Casualty assets

Property-Casualty asset base 1)

fair values 2) in € bn

In the first quarter 2009, our Property-Casualty asset base increased by € 1.0 billion. An increase in debt securities of € 2.0 billion to € 53.6 billion outweighed the decline in equity investments, which were down 20.3% to € 5.1 billion, due to market movements and disposals. In addition cash and cash pool assets were € 1.0 billion above the year-end, and amounted to € 8.5 billion.

In the second quarter 2009, the Property-Casualty asset base decreased by 2.8% to € 90.3 billion. Equity investments declined by € 0.8 billion following large disposals of € 1.5 billion. In contrast, as equity markets recovered, positive market effects amounting to € 0.7 billion had an offsetting effect.

1)

We have changed the definition of the asset bases to better reflect the economic reality: from 1Q 2009 onwards we include cash and cash equivalents and receivables from cash pooling net of liabilities from securities lending in our asset bases.

2)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

Composition of the Property-Casualty asset base

fair values 1)

	As of June 30, 2009 € bn	As of March 31, 2009 € bn	As of December 31, 2008 € bn
Financial assets and liabilities carried at fair value through income
Equities	0.2	0.1	0.2
Debt securities	1.6	1.4	1.5
Other 2)	0.1	0.1	0.2
Subtotal	1.9	1.6	1.9
Investments 3)
Equities	4.3	5.1	6.4
Debt securities	55.4	53.6	51.6
Cash and cash pool assets 4)	5.5	8.5	7.5
Other	6.7	6.9	6.9
Subtotal	71.9	74.1	72.4
Loans and advances to banks and customers	16.5	17.2	17.6
Property-Casualty asset base	90.3	92.9	91.9

Of our Property-Casualty asset base, asset-backed securities (ABS) made up € 4.4 billion as of June 30, 2009, which is less than 5% of our asset-base. CDOs accounted for € 0.1 billion of this amount.

Cash and cash pool assets decreased by € 3.0 billion due to a repayment of short-term cash liabilities, which decreased by the same amount. Therefore we recorded no net change.

1)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

2)	Comprises assets of € 0.2 bn, € 0.2 bn and € 0.3 bn and liabilities of € (0.1) bn, € (0.1) bn and € (0.1) bn as of June 30, 2009, March 31, 2009 and December 31, 2008 respectively.
3)	Do not include affiliates of € 10.9 bn, € 10.6 bn and € 10.7 bn as of June 30, 2009, March 31, 2009 and December 31, 2008, respectively.
4)

Including cash and cash equivalents as stated in our segment balance sheet of € 2.9 bn, € 2.9 bn and € 2.7 bn and receivables from cash pooling amounting to € 2.6 bn, € 5.6 bn and € 5.0 bn net of liabilities from securities lending of € 0 bn, € 0 bn and € (0.2) bn as of June 30, 2009, March 31, 2009 and December 31, 2008, respectively.

Property-Casualty liabilities

Development of reserves for loss and loss adjustment expenses 5)

in € bn

As of June 30, 2009, the segment’s gross reserves for loss and loss adjustment expenses increased by 0.2% to € 55.7 billion. On a net basis reserves were up 1.0% to € 48.3 billion. Foreign currency translation effects and other changes accounted for € 0.5 billion.

5)

After group consolidation. For further information about changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment please refer to Note 16 to the condensed consolidated interim financial statements.

Allianz Group Interim Report Second Quarter and First Half of 2009     Group Management Report

Assets and liabilities of the Life/Health segment

Life/Health assets

Life/Health asset base 1)

fair values 2) in € bn

In the first quarter, our Life/Health asset base increased by 0.4% to € 343.4 billion. A reduction in equity investments of € 3.7 billion to € 18.5 billion due to the weak market environment, which led to market-related effects of € (2.0) billion, together with disposals, was mostly offset by an increase of € 3.2 billion in debt securities to € 157.6 billion. Furthermore, loans and advances to banks and customers increased by 5.1% to € 95.2 billion. Assets for unit-linked contracts declined by € 1.3 billion to € 49.1 billion.

In the second quarter, our Life/Health asset base increased by 3.5% to € 355.3 billion. We recorded a significant increase in debt investments from € 157.6 billion in the first quarter 2009 up to € 165.5 billion by the end of the second quarter 2009. This development was driven by strong net inflows from our Life insurance business and positive market movements induced by credit spread narrowing resulting in an increase of the value of our corporate bonds. A reduction in equity investments of € 0.3 billion to € 18.2 billion due to our equity reduction program was particularly offset by strong performing equity markets. Increase in loans and advances to banks and customers by € 6.4 billion was due to reinvestments from cash.

1)

 We have changed the definition of the asset bases to better reflect the economic reality: from 1Q 2009 onwards we include cash and cash equivalents and receivables from cash pooling net of liabilities from securities lending in our asset bases.

2)

 Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

Composition of the Life/Health asset base

fair values 2)

	As of June 30, 2009 € bn	As of March 31, 2009 € bn	As of December 31, 2008 € bn
Financial assets and liabilities carried at fair value through income
Equities	2.6	2.3	2.5
Debt securities	7.5	6.3	7.7
Other 3)	(4.3)	(5.0)	(4.3)
Subtotal	5.8	3.6	5.9
Investments 4)
Equities	18.2	18.5	22.2
Debt securities	165.5	157.6	154.4
Cash and cash pool assets 5)	4.7	11.8	11.0
Other	7.6	7.6	7.7
Subtotal	196.0	195.5	195.3
Loans and advances to banks and customers	101.6	95.2	90.6
Financial assets for unit-linked contracts 6)	51.9	49.1	50.4
Life/Health asset base	355.3	343.4	342.2

Within our Life/Health asset base, ABS amounted to € 15.6 billion as of June 30, 2009, which is less than 5% of total Life/Health assets. Thereof, € 1.0 billion are CDOs. Unrealized losses on CDOs of € 15 million were recorded in shareholders’ equity.

3)	Comprises assets of € 1.0 bn, € 1.2 bn and € 1.5 bn and liabilities of € (5.3) bn, € (6.2) bn and € (5.8) bn as of June 30, 2009, March 31, 2009 and December 31, 2008 respectively.
4)	Do not include affiliates of € 1.6 bn, € 1.6 bn and € 2.5 bn as of June 30, 2009, March 31, 2009 and December 31, 2008, respectively.
5)

Including cash and cash equivalents as stated in our segment balance sheet of € 2.6 bn, € 2.8 bn and € 4.8 bn and receivables from cash pooling amounting to € 2.1 bn, € 9.0 bn and € 6.6 bn net of liabilities from securities lending of € 0 bn, € 0 bn and € (0.4) bn as of June 30, 2009, March 31, 2009 and December 31, 2008, respectively.

6)

Financial assets for unit-linked contracts represent assets owned by, and managed on the behalf of, policyholders of the Allianz Group, with all appreciation and depreciation in these assets accruing to the benefit of policyholders. As a result, the value of financial assets for unit-linked contracts in our balance sheet corresponds to the value of financial liabilities for unit-linked contracts.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

Financial assets for unit-linked contracts

in € bn

Our financial assets for unit-linked contracts amounted to € 51.9 billion. Unit-linked insurance contracts increased by € 2.8 billion, which was largely attributable to a favorable fund performance and a fairly stable premium inflow. Partly offsetting were changes from unit-linked investment contracts which decreased € 1.3 billion due to lower sales, as our Italian bankassurance channel was reoriented towards more traditional products.

Life/Health liabilities

Development of reserves for insurance and investment contracts in € bn

Life/Health reserves for insurance and investment contracts increased in the first half year of 2009 by € 9.6 billion to € 297.5 billion. We recorded additional policy reserves in Italy of € 2.1 billion, in Germany of € 1.9 billion and in Thailand, which we consolidated for the first time in the second quarter 2009, of € 1.9 billion. The partial recovery of financial markets strengthened the market values of our investments, therefore reserves for premium refund increased by € 0.9 billion, major driver was our German business. This was partly compensated by foreign currency losses mainly stemming from the U.S. Dollar.

Assets and liabilities of the Financial Services segment

Financial Services assets

Assets in our Financial Services segment relate mostly to our continuing banking business. Our Asset Management segment’s results of operations stem primarily from its management of third-party assets. 1)

Loans and advances to banks and customers 2)

in € bn

Financial Services liabilities

At the end of the first six months liabilities to banks and customers amounted to € 17.1 billion (up 1.2%). Thereof, liabilities payable on demand accounted for € 3.9 billion, repurchase agreements for € 1.3 billion, term deposits and certificates of deposit for € 4.5 billion and savings deposits for € 1.9 billion.

1)	For further information on the development of these third-party assets please refer to pages 24 and 26.
2)	Includes loan loss allowance of € (0.1) bn as of June 30, 2009, March 31, 2009 and December 31, 2008, respectively.

Allianz Group Interim Report Second Quarter and First Half of 2009     Group Management Report

Assets and liabilities of the Corporate segment

Corporate assets

Corporate asset base 1)

fair values 2) in € bn

In the first quarter our Corporate asset base increased by 7.3% mainly driven by higher loans and advances to banks and customers of € 9.1 billion (December 31, 2008 € 6.0 billion). Thereof, short-term investments and certificates of deposit went up by € 2.1 billion to € 6.4 billion. Additionally, Allianz Group retained CDOs from Dresdner Bank which amounted to € 1.0 billion as of March 31, 2009. Investments were down by € 1.9 billion, mainly as equities were down by € 0.6 billion and cash and cash pool assets declined by € 1.4 billion.

In the second quarter the Corporate asset base declined by 19.2% to 18.9 billion. Investments in equities declined mainly due to the sale of ICBC with proceeds of € 1.2 billion. This development was partially offset by positive market movements. Loans and advances to banks and customers decreased by € 4.4 billion mainly due to lower short-term investments.

1)

We have changed the definition of the asset bases to better reflect the economic reality: from 1Q 2009 onwards we include cash and cash equivalents and receivables from cash pooling net of liabilities from securities lending in our asset bases.

2)

Loans and advances to banks and customers, held-to-maturity investments, and real estate held for investment are stated at amortized cost. Investments in associates and joint ventures are stated at either amortized cost or equity, depending upon, among other factors, our ownership percentage.

Composition of the Corporate asset base

fair values 2)

	As of June 30, 2009 € bn	As of March 31, 2009 € bn	As of December 31, 2008 € bn
Financial assets and liabilities carried at fair value through income
Equities	—	—	—
Debt securities	0.1	0.2	0.2
Other 3)	—	—	(0.4)
Subtotal	0.1	0.2	(0.2)
Investments 4)
Equities	4.5	5.2	5.8
Debt securities	8.9	8.5	8.4
Cash and cash pool assets 5)	0.6	0.3	1.7
Other	0.1	0.1	0.1
Subtotal	14.1	14.1	16.0
Loans and advances to banks and customers	4.7	9.1	6.0
Corporate asset base	18.9	23.4	21.8

ABS in our Corporate asset base, amounted to € 0.9 billion as of June 30, 2009, which is around 5% of our asset-base.

Corporate liabilities

Other liabilities amounted to € 13.6 billion after € 16.3 billion at year-end 2008. In the first half 2009, certificated liabilities decreased by € 1.5 billion to € 12.0 billion. This was mainly attributable to the Allianz SE issued debt outstanding 6) which went down from € 8.2 billion as of December 31, 2008 to € 5.6 billion as of June 30, 2009.

Redemption of profit participation certificate

On June 24, 2009 the management board of Allianz SE decided to call for redemption of the profit participation certificates which were issued by Allianz SE. This call will be effective on December 31, 2009. The holders will receive a

3)	Comprises assets of € 0.4 bn, € 0.4 bn and € 0.4 bn and liabilities of € (0.4) bn, € (0.4) bn and € (0.8) bn as of June 30, 2009, March 31, 2009 and December 31, 2008 respectively.
4)	Do not include affiliates of € 66.7 bn, € 65.8 bn and € 87.1 bn as of June 30, 2009, March 31, 2009 and December 31, 2008, respectively.
5)

Including cash and cash equivalents as stated in our segment balance sheet of € 0.3 bn, € 0.2 bn and € 0.5 bn and receivables from cash pooling amounting to € 0.3 bn, € 0.1 bn and € 1.2 bn net of liabilities from securities lending of € 0 bn, € 0 bn and € 0 bn as of June 30, 2009, March 31, 2009 and December 31, 2008, respectively.

6)	For further information on Allianz SE issued debt outstanding as of June 30, 2009, please refer to page 36 and to Note 19 and 20 to our condensed consolidated interim financial statements.

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

cash compensation corresponding to 122.9% of the volume-weighted average price of the Allianz SE shares, based on the quotation during the last three months prior to the termination, but not less than € 72.39 per profit participation certificate.

Allianz SE issued debt outstanding as of June 30, 2009 1)

1. Senior bonds 2)
5.625% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 0.9 bn
Year of issue	2002
Maturity date	11/29/2012
ISIN	XS 015 879 238 1

5.0% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 1.5 bn
Year of issue	2008
Maturity date	3/6/2013
ISIN	DE 000 A0TR7K7

4.0% bond issued by Allianz Finance II B.V., Amsterdam
Volume	€ 1.5 bn
Year of issue	2006
Maturity date	11/23/2016
ISIN	XS 027 588 026 7

2. Subordinated bonds 3)
6.125% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€ 2.0 bn
Year of issue	2002
Maturity date	5/31/2022
ISIN	XS 014 888 756 4

6.5% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€ 1.0 bn
Year of issue	2002
Maturity date	1/13/2025
ISIN	XS 015 952 750 5

7.25% bond issued by Allianz Finance II B. V., Amsterdam
Volume	USD 0.5 bn
Year of issue	2002
Maturity date	Perpetual Bond
ISIN	XS 015 915 072 0

1)	For further information on Allianz SE issued debt outstanding as of June 30, 2009, please refer to Note 19 and 20 to our condensed consolidated interim financial statements.
2)

Senior bonds and commercial papers provide for early termination rights in case of non-payment of amounts due under the bond (interest and principal) as well as in case of insolvency of the relevant issuer or, if applicable, the relevant guarantor (Allianz SE). The same applies to two subordinated bonds issued in 2002.

3)

The terms of the subordinated bonds (except for the two subordinated bonds mentioned in footnote 2 above) do not provide for early termination rights in favor of the bond holder. Interest payments are subject to certain conditions which are linked, inter alia, to our net income, and may have to be deferred. Nevertheless, the terms of the relevant bonds provide for alternative settlement mechanisms which allow us to avoid an interest deferral using cash raised from the issuance of specific newly issued instruments.

5.5% bond issued by Allianz SE
Volume	€ 1.5 bn
Year of issue	2004
Maturity date	Perpetual Bond
ISIN	XS 018 716 232 5

4.375% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€ 1.4 bn
Year of issue	2005
Maturity date	Perpetual Bond
ISIN	XS 021 163 783 9

5.375% bond issued by Allianz Finance II B. V., Amsterdam
Volume	€ 0.8 bn
Year of issue	2006
Maturity date	Perpetual Bond
ISIN	DE000A0GNPZ3

8.375% bond issued by Allianz SE
Volume	USD 2.0 bn
Year of issue	2008
Maturity date	Perpetual Bond
ISIN	US 018 805 200 7

3. Participation certificates
Allianz SE participation certificate
Volume	€ 85.1 mn
ISIN	DE 000 840 405 4

4. Issues matured in 1H 2009
Floating coupon rate bond issued by Allianz Finance II B.V., Amsterdam
Volume	USD 0.4 bn
Year of issue	2007
Maturity date	4/2/2009
ISIN	XS 029 027 0056

Other Information

Reconciliation of Consolidated Operating Profit and Income Before Income Taxes and Minority Interests in Earnings

The previous analysis is based on our consolidated financial statements and should be read in conjunction with them. The Allianz Group uses operating profit to evaluate the performance of its business segments and the Group as a whole. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the on-going core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expense from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

We believe that trends in the underlying profitability of our business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which we have little or no control, and can and do vary, sometimes materially, across periods. Furthermore, the timing of sales that would result in such gains or losses is largely at our discretion.

We also exclude income from fully consolidated private equity investments (net) as this represents income from industrial holdings, which is outside the Allianz Group’s normal scope of business.

Similarly, we exclude restructuring charges because the timing of the restructuring charges are largely within our control, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with the policyholder.

Operating profit should be viewed as complementary to, and not a substitute for income before income taxes and minority interests in earnings or net income as determined in accordance with IFRS.

Reconciliation of operating profit on a consolidated basis to the Allianz Group’s income before income taxes and minority interests in earnings

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Operating profit	1,786	2,659	3,205	4,885
Non-operating realized gains/losses (net) and impairments of investments (net)	815	548	317	561
Non-operating income from financial assets and liabilities carried at fair value through income (net)	137	(88)	37	39
Income (loss) from fully consolidated private equity investments (net)	(101)	29	(157)	52
Interest expenses from external debt	(214)	(233)	(452)	(485)
Non-operating restructuring charges	(14)	(8)	(77)	(2)
Acquisition-related expenses	(44)	(79)	(53)	(186)
Amortization of intangible assets	(11)	(3)	(15)	(8)
Reclassification of tax benefits	(20)	(10)	(26)	(23)
Income before income taxes and minority interests in earnings	2,334	2,815	2,779	4,833

Group Management Report     Allianz Group Interim Report Second Quarter and First Half of 2009

Composition of Total Revenue 1) Growth

We also believe that an understanding of our total revenue performance is enhanced when the effects of foreign currency translation as well as acquisitions and disposals (or changes in scope of consolidation) are excluded. Accordingly, in addition to presenting “nominal growth”, we also present “internal growth”, which excludes the effects of foreign currency translation and changes in scope of consolidation.

Reconciliation of nominal total revenue growth to internal total revenue growth

	Three months ended June 30,				Six months ended June 30,
	Nominal growth	Changes in scope of consolidation	Foreign currency translation	Internal growth	Nominal growth	Changes in scope of consolidation	Foreign currency translation	Internal growth

	%	%	%	%	%	%	%	%
Property-Casualty	(3.3)	0.8	(0.4)	(3.7)	(0.6)	0.8	(0.5)	(0.9)
Life/Health	9.7	0.2	1.8	7.7	7.5	0.2	1.8	5.5
Financial Services	0.1	3.3	8.5	(11.7)	(3.1)	3.7	7.9	(14.7)
thereof: Asset Management	1.8	4.6	9.9	(12.7)	1.8	4.6	9.9	(12.7)
Allianz Group	3.0	0.6	1.0	1.4	2.9	0.6	0.9	1.4

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums and Financial Services segment’s operating revenues. Segment growth rates are presented before the elimination of transactions between Allianz Group companies in different segments.

Allianz Group Interim Report Second Quarter and First Half of 2009

Allianz Group

Condensed Consolidated Interim Financial Statements

40	Consolidated Balance Sheets
41	Consolidated Income Statements
42	Consolidated Statements of Comprehensive Income
43	Consolidated Statements of Changes in Equity
44	Condensed Consolidated Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

46	1	Basis of presentation
46	2	Recently adopted accounting pronouncements, changes in accounting policies and changes in the presentation of the condensed consolidated interim financial statements
51	3	Assets and liabilities of disposal groups classified as held for sale and discontinued operations
54	4	Consolidation
54	5	Segment reporting

Supplementary Information to the Consolidated Balance Sheets

72	6	Financial assets carried at fair value through income
72	7	Investments
73	8	Loans and advances to banks and customers
73	9	Reinsurance assets
73	10	Deferred acquisition costs
73	11	Other assets
74	12	Non-current assets and assets and liabilities of disposal groups classified as held for sale
74	13	Intangible assets
75	14	Financial liabilities carried at fair value through income
75	15	Liabilities to banks and customers
75	16	Reserves for loss and loss adjustment expenses
76	17	Reserves for insurance and investment contracts
76	18	Other liabilities
76	19	Certificated liabilities
76	20	Participation certificates and subordinated liabilities
77	21	Equity

Supplementary Information to the Consolidated Income Statements

78	22	Premiums earned (net)
80	23	Interest and similar income
80	24	Income from financial assets and liabilities carried at fair value through income (net)
81	25	Realized gains/losses (net)
82	26	Fee and commission income
84	27	Other income
84	28	Income and expenses from fully consolidated private equity investments
85	29	Claims and insurance benefits incurred (net)
86	30	Change in reserves for insurance and investment contracts (net)
87	31	Interest expenses
88	32	Loan loss provisions
88	33	Impairments of investments (net)
88	34	Investment expenses
89	35	Acquisition and administrative expenses (net)
91	36	Fee and commission expenses
92	37	Income taxes
93	38	Earnings per share

Other Information

94	39	Supplemental information on the condensed consolidated statements of cash flows
95	40	Other information
95	41	Subsequent events
96		Responsibility statement
97		Review report

Condensed Consolidated Interim Financial Statements      Allianz Group Interim Report Second Quarter and First Half of 2009

Allianz Group

Consolidated Balance Sheets

As of June 30, 2009 and as of December 31, 2008

	Note	As of June 30, 2009 € mn	As of December 31, 2008 € mn
ASSETS
Cash and cash equivalents		6,594	8,958
Financial assets carried at fair value through income	6	13,974	14,240
Investments	7	269,852	260,147
Loans and advances to banks and customers	8	127,114	115,655
Financial assets for unit-linked contracts		51,869	50,450
Reinsurance assets	9	14,269	14,599
Deferred acquisition costs	10	21,920	22,563
Deferred tax assets		3,347	3,996
Other assets	11	33,155	34,004
Non-current assets and assets of disposal groups classified as held for sale	3,12	—	419,513
Intangible assets	13	13,605	11,451
Total assets		555,699	955,576

	Note	As of June 30, 2009 € mn	As of December 31, 2008 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	14	5,488	6,244
Liabilities to banks and customers	15	21,289	18,451
Unearned premiums		18,235	15,233
Reserves for loss and loss adjustment expenses	16	64,051	63,924
Reserves for insurance and investment contracts	17	306,235	296,557
Financial liabilities for unit-linked contracts		51,869	50,450
Deferred tax liabilities		3,698	3,833
Other liabilities	18	32,032	32,930
Liabilities of disposal groups classified as held for sale	3,12	—	411,816
Certificated liabilities	19	6,803	9,544
Participation certificates and subordinated liabilities	20	9,388	9,346
Total liabilities		519,088	918,328

Shareholders’ equity		34,530	33,684
Minority interests		2,081	3,564
Total equity	21	36,611	37,248

Total liabilities and equity		555,699	955,576

Allianz Group Interim Report Second Quarter and First Half of 2009    Condensed Consolidated Interim Financial Statements

Allianz Group

Consolidated Income Statements

For the three months and six months ended June 30, 2009 and 2008

		Three months ended June 30,		Six months ended June 30,
	Note	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Premiums written		14,770	15,092	34,160	34,560
Ceded premiums written		(1,098)	(1,225)	(2,594)	(2,641)
Change in unearned premiums		805	692	(2,409)	(2,598)
Premiums earned (net)	22	14,477	14,559	29,157	29,321
Interest and similar income	23	4,800	5,427	9,214	9,883
Income from financial assets and liabilities carried at fair value through income (net)	24	887	(493)	557	(70)
Realized gains/losses (net)	25	1,618	1,402	2,037	2,461
Fee and commission income	26	1,426	1,555	2,762	3,060
Other income	27	15	15	19	366
Income from fully consolidated private equity investments	28	489	627	958	1,206
Total income		23,712	23,092	44,704	46,227

Claims and insurance benefits incurred (gross)		(11,480)	(11,313)	(23,871)	(23,299)
Claims and insurance benefits incurred (ceded)		375	526	987	1,198
Claims and insurance benefits incurred (net)	29	(11,105)	(10,787)	(22,884)	(22,101)
Change in reserves for insurance and investment contracts (net)	30	(2,684)	(1,466)	(3,305)	(3,311)
Interest expenses	31	(345)	(466)	(755)	(959)
Loan loss provisions	32	(24)	(1)	(39)	(6)
Impairments of investments (net)	33	(415)	(1,493)	(2,305)	(2,963)
Investment expenses	34	(429)	(159)	(367)	(595)
Acquisition and administrative expenses (net)	35	(5,212)	(4,704)	(10,021)	(9,150)
Fee and commission expenses	36	(552)	(592)	(1,043)	(1,143)
Amortization of intangible assets		(11)	(3)	(15)	(8)
Restructuring charges		(10)	(8)	(74)	(3)
Other expenses		(1)	—	(2)	(1)
Expenses from fully consolidated private equity investments	28	(590)	(598)	(1,115)	(1,154)
Total expenses		(21,378)	(20,277)	(41,925)	(41,394)

Income from continuing operations before income taxes and minority interests in earnings		2,334	2,815	2,779	4,833
Income taxes	37	(447)	(509)	(468)	(1,081)
Minority interests in earnings		(18)	(81)	(18)	(147)
Net income from continuing operations		1,869	2,225	2,293	3,605
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings		—	(683)	(395)	(915)
Net income		1,869	1,542	1,898	2,690

		Three months ended June 30,		Six months ended June 30,
	Note	2009 €	2008 €	2009 €	2008 €
Basic earnings per share	38	4.14	3.44	4.21	5.98
from continuing operations		4.14	4.96	5.08	8.01
from discontinued operations		—	(1.52)	(0.87)	(2.03)
Diluted earnings per share	38	4.13	3.39	4.17	5.85
from continuing operations		4.13	4.90	5.04	7.86
from discontinued operations		—	(1.51)	(0.87)	(2.01)

Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Allianz Group

Consolidated Statements of Comprehensive Income

For the three months and six months ended June 30, 2009 and 2008

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Net income (after taxes before minority interests in earnings)	1,887	1,634	1,916	2,862

Other comprehensive income
Foreign currency translation adjustments
Reclassifications to net income	(26)	1	522	1
Changes arising during the period	(220)	141	(69)	(816)
Subtotal	(246)	142	453	(815)
Available-for-sale investments
Reclassifications to net income	(742)	(553)	(391)	(691)
Changes arising during the period	2,340	(3,106)	685	(5,932)
Subtotal	1,598	(3,659)	294	(6,623)
Cash flow hedges
Reclassifications to net income	(5)	1	(4)	1
Changes arising during the period	9	(26)	(25)	14
Subtotal	4	(25)	(29)	15
Share of other comprehensive income of associates
Reclassifications to net income	5	—	5	—
Changes arising during the period	22	(41)	31	(83)
Subtotal	27	(41)	36	(83)
Miscellaneous
Reclassifications to net income	—	—	—	—
Changes arising during the period	9	(232)	(63)	(269)
Subtotal	9	(232)	(63)	(269)
Total other comprehensive income	1,392	(3,815)	691	(7,775)

Total comprehensive income	3,279	(2,181)	2,607	(4,913)

Minority interests	(38)	(100)	(36)	(18)
Total comprehensive income (shareholders’ interest)	3,241	(2,281)	2,571	(4,931)

For further details concerning income taxes relating to components of the other comprehensive income please see Note 37.

Allianz Group Interim Report Second Quarter and First Half of 2009     Condensed Consolidated Interim Financial Statements

Allianz Group

Consolidated Statements of Changes in Equity

For the six months ended June 30, 2009 and 2008

	Paid-in capital	Revenue reserves	Foreign currency translation adjustments	Unrealized gains and losses (net)	Shareholders’ equity	Minority interests	Total equity
	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn	€ mn
Balance as of December 31, 2007	28,321	12,618	(3,656)	10,470	47,753	3,628	51,381
Total comprehensive income	—	2,333	(729)	(6,535)	(4,931)	18	(4,913)
Paid-in capital	203	—	—	—	203	—	203
Treasury shares	—	39	—	—	39	—	39
Transactions between equity holders	—	(136)	—	1	(135)	(11)	(146)
Dividends paid	—	(2,472)	—	—	(2,472)	(237)	(2,709)
Balance as of June 30, 2008	28,524	12,382	(4,385)	3,936	40,457	3,398	43,855
Balance as of December 31, 2008	28,569	7,110	(4,006)	2,011	33,684	3,564	37,248
Total comprehensive income	—	1,865	450	256	2,571	36	2,607
Paid-in capital	—	—	—	—	—	—	—
Treasury shares	—	(137)	—	—	(137)	—	(137)
Transactions between equity holders 1)	—	(8)	—	—	(8)	(1,431)	(1,439)
Dividends paid	—	(1,580)	—	—	(1,580)	(88)	(1,668)
Balance as of June 30, 2009	28,569	7,250	(3,556)	2,267	34,530	2,081	36,611

1)	Includes € (1,738) mn minority interest changes from the derecognition of Dresdner Bank and € 307 mn related to capital movements of subsidiaries owned less than 100 % as of June 30, 2009.

Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Allianz Group

Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2009 and 2008

Six months ended June 30,	2009 € mn	2008 € mn
Summary
Net cash flow provided by operating activities	5,744	27,506
Net cash flow used in investing activities	(37,630)	(4,559)
Net cash flow used in financing activities	(727)	(18,699)
Effect of exchange rate changes on cash and cash equivalents	11	(30)
Change in cash and cash equivalents	(32,602)	4,218
Cash and cash equivalents at beginning of period of continuing operations	8,958	31,337
Cash and cash equivalents at beginning of period reclassified to assets of disposal groups held for sale	30,238	—
Cash and cash equivalents at end of period	6,594	35,555

Cash flow from operating activities
Net income	1,898	2,690
Adjustments to reconcile net income to net cash flow provided by operating activities
Minority interests in earnings	18	172
Share of earnings from investments in associates and joint ventures	25	(68)
Realized gains/losses (net) and impairments of investments (net) of
Available-for-sale and held-to-maturity investments, investments in associates and joint ventures, real estate held for investment, loans to banks and customers	268	302
Other investments, mainly financial assets held for trading and designated at fair value through income	(354)	1,846
Depreciation and amortization	289	298
Loan loss provisions	39	75
Interest credited to policyholder accounts	1,696	1,680
Net change in
Financial assets and liabilities held for trading	(481)	3,054
Reverse repurchase agreements and collateral paid for securities borrowing transactions	144	36,262
Repurchase agreements and collateral received from securities lending transactions	(540)	(18,150)
Reinsurance assets	419	314
Deferred acquisition costs	126	(709)
Unearned premiums	2,811	3,073
Reserves for loss and loss adjustment expenses	(382)	(87)
Reserves for insurance and investment contracts	1,183	876
Deferred tax assets/liabilities	(215)	244
Financial assets designated at fair value through income (only Dresdner Bank)	—	2,896
Financial liabilities designated at fair value through income (only Dresdner Bank)	—	(4,028)
Other (net)	(1,200)	(3,234)
Subtotal	3,846	24,816
Net cash flow provided by operating activities	5,744	27,506

Cash flow from investing activities
Proceeds from the sale, maturity or repayment of
Financial assets designated at fair value through income	1,919	1,904
Available-for-sale investments	53,481	59,802
Held-to-maturity investments	214	163
Investments in associates and joint ventures	1,636	585
Non-current assets and assets of disposal groups classified as held for sale	—	2,147
Real estate held for investment	64	299
Loans and advances to banks and customers (purchased loans)	5,257	3,779
Property and equipment	103	290
Subtotal	62,674	68,969

Allianz Group Interim Report Second Quarter and First Half of 2009    Condensed Consolidated Interim Financial Statements

Six months ended June 30,	2009 € mn	2008 € mn
Payments for the purchase or origination of
Financial assets designated at fair value through income	(745)	(2,473)
Available-for-sale investments	(60,384)	(62,297)
Held-to-maturity investments	(143)	(450)
Investments in associates and joint ventures	(757)	(351)
Non-current assets and assets of disposal groups classified as held for sale	(36)	(37)
Real estate held for investment	(84)	(118)
Loans and advances to banks and customers (purchased loans)	(14,006)	(5,641)
Property and equipment	(329)	(434)
Subtotal	(76,484)	(71,801)
Business combinations (for further details see Note 39)
Proceeds from sale, net of cash disposed	(26,975)	—
Acquisitions of subsidiaries, net of cash acquired	77	—
Change in other loans and advances to banks and customers (originated loans)	2,659	(1,875)
Other (net)	419	148
Net cash flow used in investing activities	(37,630)	(4,559)

Cash flow from financing activities
Policyholders’ account deposits	10,525	6,704
Policyholders’ account withdrawals	(6,298)	(5,134)
Net change in liabilities to banks and customers	(499)	(11,728)
Proceeds from the issuance of certificated liabilities, participation certificates and subordinated liabilities	7,624	97,930
Repayments of certificated liabilities, participation certificates and subordinated liabilities	(10,375)	(103,304)
Cash inflow from capital increases	—	203
Transactions between equity holders	258	(146)
Dividends paid to shareholders	(1,668)	(2,709)
Net cash from sale or purchase of treasury shares	(213)	(23)
Other (net)	(81)	(492)
Net cash flow used in financing activities	(727)	(18,699)

The following table shows the net cash flows provided by (used in) discontinued operations for the six months ended June 30, 2009 and 2008 that are included in the condensed consolidated statements of cash flows above.

Six months ended June 30,	2009 € mn	2008 € mn
Net cash flow provided by operating activities from discontinued operations	—	21,798
Net cash flow provided by (used in) investing activities from discontinued operations	—	(345)
Net cash flow provided by (used in) financing activities from discontinued operations	—	(16,462)
Net cash flow provided by discontinued operations	—	4,991

See note 39 for supplemental information on the condensed consolidated statements of cash flow.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Allianz Group

Notes to the Condensed Consolidated

Interim Financial Statements

1    Basis of presentation

The condensed consolidated interim financial statements of the Allianz Group – comprising the consolidated balance sheets, consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, condensed consolidated statements of cash flows and selected explanatory notes – are presented in accordance with the requirements of IAS 34, Interim Financial Reporting, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted under European Union (“EU”) regulations in accordance with section 315a of the German Commercial Code (“HGB”). The condensed consolidated interim financial statements of the Allianz Group have also been prepared in accordance with IFRS as issued by the International Accounting Standard Board (“IASB”). The Allianz Group’s application of IFRS results in no differences between IFRS as adopted by the EU and IFRS as issued by the IASB.

The condensed consolidated interim financial statements comply with all new or amended IFRS, where application is compulsory or early adopted for the first time for periods beginning on January 1, 2009. See Note 2 for further details.

For existing and unchanged IFRS the accounting policies for recognition, measurement, consolidation and presentation applied in the preparation of the condensed consolidated interim financial statements are consistent with the accounting policies that have been applied in the preparation of the consolidated financial statements for the year ended December 31, 2008. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Allianz Group Annual Report 2008.

IFRS do not provide specific guidance concerning all aspects of the recognition and measurement of insurance and reinsurance contracts. Therefore, as envisioned in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, the provisions embodied under accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been applied to those aspects where specific guidance is not provided by IFRS 4, Insurance Contracts.

The condensed consolidated interim financial statements are presented in millions of Euro (€ mn).

These condensed consolidated interim financial statements of the Allianz Group were authorized for issue by the Board of Management on August 6, 2009.

2    Recently adopted accounting pronouncements, changes in accounting policies and changes in the presentation of the condensed consolidated interim financial statements

Recently adopted accounting pronouncements (effective January 1, 2009 and early adoption)

IFRS 8, Operating Segments

In November 2006, the IASB issued IFRS 8, Operating Segments. Effectively replacing IAS 14, IFRS 8 requires that an entity selects operating segments that are consistent with internal reports regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segment and assess its performance (i. e., the “management approach”). The standard also requires explanations of how segment information is prepared as well as reconciliations of total reportable segment revenues, total profits or losses, total assets and other material amounts disclosed for reportable segments to corresponding amounts recognized in the entity’s financial statements. The Allianz Group adopted IFRS 8 and early adopted the amendment to IFRS 8 as of January 1, 2009. IFRS 8 does not have any material impact on the Allianz Group’s financial results or financial position.

Previously, under IAS 14, the Allianz Group reported “Property-Casualty”, “Life/Health”, “Banking”, “Asset Management” and “Corporate” as primary segments that, where appropriate, were subsequently organized by geographical areas. The implementation of IFRS 8 led to a change in the segment report (Note 5) from prior periods. In adopting the management approach to segment reporting as mandated by IFRS 8, the Allianz Group has identified its reportable segments on the basis of both products and services and geographic regions. Furthermore, after the sale of Dresdner Bank, the Allianz Group’s main product and service offerings consist of property-casualty insurance, life/health insurance, financial services and corporate activities. Financial services refer to the Allianz Group’s asset management business, continuing banking operations and its alternative investment management operations. Based on information reported to the Allianz Group’s chief operating decision maker for the purposes of allocating resources and measuring performance, the following reportable segments have been identified:

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Property-Casualty

– German Speaking Countries

– Europe I incl. South America

– Europe II incl. Africa

– Anglo Broker Markets/Global Lines

– Growth Markets

Life/Health

– German Speaking Countries

– Europe I incl. South America

– Europe II incl. Africa

– Anglo Broker Markets/Global Lines

– Growth Markets

Financial Services

– Asset Management

– Banking

– Alternative Investment Management

Corporate

Since the Allianz Group uses operating profit as its internal profit or loss measure, operating profit is included in the segment report. For further details on segment reporting, please refer to Note 5.

In April 2009, the IASB issued an amendment to IFRS 8, Operating Segments as part of the Improvements to IFRSs.The amendment to IFRS 8 requires an entity to report total assets for reportable segments only if that information is regularly provided to the chief operating decision maker. Prior to the amendment, IFRS 8 required entities to report total assets for reportable segments regardless of whether the information was regularly provided to the chief operating decision maker or not.

The amendment is effective for annual periods beginning on or after January 1, 2010 and early application is permitted.

The Allianz Group adopted the amendment in the first quarter 2009. The amendment has not yet been endorsed by the EU, but does not have a material impact on the Allianz Group’s condensed consolidated interim financial statements.

IAS 1, Presentation of Financial Statements – revised

In September 2007, the IASB issued the revised IAS 1, Presentation of Financial Statements. The revised standard requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income. The revised standard gives preparers of financial statements the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements. The revisions also include changes in the titles of some of the financial statements to reflect their function more clearly. The new titles are not mandatory for use in financial statements. Allianz Group has decided not to change the titles of the statements. The Allianz Group adopted revised IAS 1 as of January 1, 2009.

Allianz Group decided to apply the two statement approach, i.e., in addition to the income statement, a statement of comprehensive income is presented including net income and other comprehensive income (“OCI”). For each component of OCI related tax effects are disclosed in the notes. Furthermore, reclassifications of components of OCI to realized gains or losses are separately presented for each component of OCI. The changes in presentation have also been included for prior periods. As a consequence, the statement of changes in equity includes transactions with owners in their capacity as owners, the total comprehensive income and, when applicable, the effects of retrospective applications or restatements. The Allianz Group’s condensed consolidated interim financial statements have been pre-sented with the effect of these changes.

Further amendments and interpretations

In addition to the above mentioned recently adopted accounting pronouncements, the following amendments to standards and interpretations have been adopted as of January 1, 2009:

– IAS 23, Borrowing Costs – amended

– IFRS 2, Share-based Payment – amended

– IAS 32, Financial Instruments: Presentation, and IAS 1,

   Presentation of Financial Statements – amended

– Improvements to IFRS, if applicable

– Amendments to IFRIC 9 and IAS 39

– IFRIC 13, Customer Loyalty Programmes

– IFRIC 15, Agreements for the Construction of Real Estate

– IFRIC 16, Hedges of a Net Investment in a Foreign    Operation

The Allianz Group adopted the amendments and interpretations as of January 1, 2009 with no material effect on its financial result or financial position.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Changes in accounting policies

IFRS 2, Share-based payment

As described in Note 2 and Note 48 of the Allianz Group’s Annual Report 2008, the Allianz Group accrues the fair value of the awards relating to Group Equity Incentive (“GEI”) plans as compensation expense over the vesting period. The fair value of the recorded liability is driven by two separate effects being (1) the accrual of the plan benefits over the vesting period and (2) changes in the share price of Allianz SE. In prior years, both effects were included in administrative expenses. The second effect is hedged with derivatives with changes in the fair value of the derivatives recognized in the line item “Income from financial assets and liabilities carried at fair value through income (net)”.

Effective June 30, 2009, Allianz Group voluntarily changed its accounting policy with regard to the presentation of expenses relating to the second effect. The accrual of plan benefits over the vesting period continues to be shown in administrative expenses. Expenses relating to changes in the share price of the Allianz SE are now presented within the line item “Income from financial assets and liabilities carried at fair value through income (net)”. The Allianz Group believes that this presentation is more relevant and gives a clearer picture of expenses relating to the GEIs at grant date. Subsequent fluctuations in the share price are offset due to the hedging of the share price fluctuations. Therefore, the recognition of expenses relating to share price fluctuations within the line item “Income from financial assets and liabilities carried at fair value through income (net)” better reflects the position of Allianz Group and reduces volatility in administrative expenses.

The change in accounting policy is applied retrospectively and results in changes in the presentation as described in the table below. There is no impact on recognition, initial or subsequent measurement of GEI plans.

Changes in the presentation of the condensed consolidated interim financial statements

Reclassification of Dresdner Bank as disposal group held for sale and discontinued operations

On August 31, 2008, Allianz SE (“Allianz”) and Commerzbank AG (“Commerzbank”) agreed on the sale of Dresdner Bank AG (“Dresdner Bank”) to Commerzbank. Following the announcement of the sale, Dresdner Bank qualified as disposal group held for sale and discontinued operations according to the requirements of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The sale was completed on January 12, 2009.

Assets and liabilities of Dresdner Bank have been reclassified and presented as separate line items “Non-current assets and assets of disposal groups classified as held for sale” and “Liabilities of disposal groups classified as held for sale”, respectively, on the face of the consolidated balance sheet as of December 31, 2008 and have been deconsolidated on January 12, 2009.

Income and expenses relating to the discontinued operations of Dresdner Bank have been reclassified and presented in a separate line item “Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings” in the consolidated income statements for all years presented in accordance with IFRS 5. Please see the table below for the impact on consolidated income statement resulting from the classification of Dresdner Bank as discontinued operations for the three and six months ended June 30, 2008.

For further details see Note 3.

Reclassification within Alternative Investment Management

After the sale of Dresdner Bank on January 12, 2009 and with the adoption of IFRS 8, Operating Segments, the Allianz Group has modified its segment structure and introduced a new Financial Services segment starting with the first quarter 2009. The activities of the asset managers of Alternative Investments, previously reported within the Corporate segment, are now assigned to this new segment. Following the new reporting structure of the Financial Services segment, prior years’ expenses of Alternative Investment Management were reclassified from “Fee and commission expenses” to “Acquisition and administrative expenses” to conform to the segment presentation introduced with the adoption of IFRS 8, Operating Segments.

Please see the table below for the impact on consolidated income statement resulting from the reclassification of expenses at Alternative Investment Management for the three and six months ended June 30, 2008.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Impact of the changes in accounting policies and changes in presentation on the Allianz Group’s consolidated income statement

The following table summarizes the impacts on the consolidated income statement for the three months and six months ended June 30, 2008 relating to the change in accounting policy for GEI plans, the classification of Dresdner Bank as discontinued operations and the reclassification within Alternative Investment Management:

Three months ended June 30,	2008
	As previously reported	Change of GEI accounting	Income and expenses from discontinued operations	Reclassification within Alternative Investment Management	As reported
	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums written	15,092	—	—	—	15,092
Ceded premiums written	(1,225)	—	—	—	(1,225)
Change in unearned premiums	692	—	—	—	692
Premiums earned (net)	14,559	—	—	—	14,559
Interest and similar income	7,226	—	(1,799)	—	5,427
Income from financial assets and liabilities carried at fair value through income (net)	(1,121)	52	576	—	(493)
Realized gains/losses (net)	1,394	—	8	—	1,402
Fee and commission income	2,103	—	(548)	—	1,555
Other income	15	—	—	—	15
Income from fully consolidated private equity investments	627	—	—	—	627
Total income	24,803	52	(1,763)	—	23,092

Claims and insurance benefits incurred (gross)	(11,313)	—	—	—	(11,313)
Claims and insurance benefits incurred (ceded)	526	—	—	—	526
Claims and insurance benefits incurred (net)	(10,787)	—	—	—	(10,787)
Change in reserves for insurance and investment contracts (net)	(1,466)	—	—	—	(1,466)
Interest expenses	(1,620)	—	1,154	—	(466)
Loan loss provisions	(65)	—	64	—	(1)
Impairments of investments (net)	(1,526)	—	33	—	(1,493)
Investment expenses	(160)	—	1	—	(159)
Acquisition and administrative expenses (net)	(5,641)	(52)	1,022	(33)	(4,704)
Fee and commission expenses	(712)	—	87	33	(592)
Amortization of intangible assets	(3)	—	—	—	(3)
Restructuring charges	(8)	—	—	—	(8)
Other expenses	(31)	—	31	—	—
Expenses from fully consolidated private equity investments	(598)	—	—	—	(598)
Total expenses	(22,617)	(52)	2,392	—	(20,277)

Income from continuing operations before income taxes and minority interests in earnings	2,186	—	629	—	2,815
Income taxes	(552)	—	43	—	(509)
Minority interests in earnings	(92)	—	11	—	(81)
Net income from continuing operations	1,542	—	683	—	2,225
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	(683)	—	(683)
Net income	1,542	—	—	—	1,542

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Six months ended June 30,			2008
	As previously reported	Change of GEI accounting	Income and expenses from discontinued operations	Reclassification within Alternative Investment Management	As reported
	€ mn	€ mn	€ mn	€ mn	€ mn
Premiums written	34,560	—	—	—	34,560
Ceded premiums written	(2,641)	—	—	—	(2,641)
Change in unearned premiums	(2,598)	—	—	—	(2,598)
Premiums earned (net)	29,321	—	—	—	29,321
Interest and similar income	13,636	—	(3,753)	—	9,883
Income from financial assets and liabilities carried at fair value through income (net)	(1,173)	103	1,000	—	(70)
Realized gains/losses (net)	2,721	—	(260)	—	2,461
Fee and commission income	4,204	—	(1,144)	—	3,060
Other income	366	—	—	—	366
Income from fully consolidated private equity investments	1,206	—	—	—	1,206
Total income	50,281	103	(4,157)	—	46,227

Claims and insurance benefits incurred (gross)	(23,299)	—	—	—	(23,299)
Claims and insurance benefits incurred (ceded)	1,198	—	—	—	1,198
Claims and insurance benefits incurred (net)	(22,101)	—	—	—	(22,101)
Change in reserves for insurance and investment contracts (net)	(3,311)	—	—		(3,311)
Interest expenses	(3,446)	—	2,487	—	(959)
Loan loss provisions	(75)	—	69	—	(6)
Impairments of investments (net)	(3,023)	—	60	—	(2,963)
Investment expenses	(597)	—	2	—	(595)
Acquisition and administrative expenses (net)	(11,087)	(103)	2,100	(60)	(9,150)
Fee and commission expenses	(1,367)	—	164	60	(1,143)
Amortization of intangible assets	(8)	—	—	—	(8)
Restructuring charges	13	—	(16)	—	(3)
Other expenses	(37)	—	36	—	(1)
Expenses from fully consolidated private equity investments	(1,154)	—	—	—	(1,154)
Total expenses	(46,193)	(103)	4,902	—	(41,394)

Income from continuing operations before income taxes and minority interests in earnings	4,088	—	745	—	4,833
Income taxes	(1,226)	—	145	—	(1,081)
Minority interests in earnings	(172)	—	25	—	(147)
Net income from continuing operations	2,690	—	915	—	3,605
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	(915)	—	(915)
Net income	2,690	—	—	—	2,690

Other reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Reclassification of financial assets

In the first quarter 2009 certain CDOs, which were retained from Dresdner Bank, were reclassified subsequent to the derecognition of Dresdner Bank according to IAS 39 from financial assets held for trading to loans and advances to banks and customers. The embedded derivatives included in the CDOs were separated and are shown within financial assets held for trading.

The CDOs were reclassified at their fair value of € 1.1 bn at the reclassification date.

	As of January 31, 2009	As of June 30, 2009
	Carrying value/ fair value at date of reclassifi-cation	Carrying value	Fair Value
	€ mn	€ mn	€ mn
CDOs reclassified from held for trading to loans to banks and customers (after bifurcation of embedded derivatives)	1,085	920	899

The decline in fair value is principally due to principal repayments and foreign currency losses and is partially offset by amortizations.

The effective interest rate of the CDOs at the date of reclassification was approximately 13% with expected recoverable cash flows of € 2.4 bn.

3    Assets and liabilities of disposal groups classified as held for sale and discontinued operations

Impact of the sale of Dresdner Bank AG to Commerzbank AG

As described in the Notes to the Allianz Group’s consolidated financial statements for the year ended December 31, 2008, Allianz and Commerzbank agreed on the sale of Dresdner Bank. The transfer of ownership of Dresdner Bank to Commerzbank was completed on January 12, 2009 as scheduled. Accordingly, assets and liabilities of Dresdner Bank have been deconsolidated in the first quarter 2009.

The loss from derecognition of discontinued operations amounts to € 395 mn and represents mainly the reclassification of components of other comprehensive income to net income. All income and expenses relating to the discontinued operations of Dresdner Bank have been reclassified and presented in a separate line item “Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings” in the consolidated income statements for all periods presented in accordance with IFRS 5.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Net income (loss) from discontinued operations for the three and six months ended June 30, 2009 and 2008, respectively is comprised of:

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Interest and similar income	—	1,799	—	3,753
Income from financial assets and liabilities carried at fair value through income (net)	—	(576)	—	(1,000)
Realized gains/losses (net)	—	(8)	—	260
Fee and commission income	—	548	—	1,144
Total income from discontinued operations	—	1,763	—	4,157

Interest expenses	—	(1,154)	—	(2,487)
Loan loss provisions	—	(64)	—	(69)
Impairments of investments (net)	—	(33)	—	(60)
Investment expenses	—	(1)	—	(2)
Acquisition and administrative expenses (net)	—	(1,022)	—	(2,100)
Fee and commission expenses	—	(87)	—	(164)
Restructuring charges	—	—	—	16
Other expenses	—	(31)	—	(36)
Total expenses from discontinued operations	—	(2,392)	—	(4,902)

Result from discontinued operations before income taxes and minority interests in earnings	—	(629)	—	(745)
Income taxes	—	(43)	—	(145)
Minority interests in earnings	—	(11)	—	(25)
Result from operating activities of discontinued operations	—	(683)	—	(915)

Result from derecognition of discontinued operations	—	—	(395)	—
Income taxes related to result from derecognition of discontinued operations	—	—	—	—
After-tax result from derecognition of discontinued operations	—	—	(395)	—

Net income (loss) from discontinued operations	—	(683)	(395)	(915)

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

[THIS PAGE INTENTIONALLY LEFT BLANK]

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

4    Consolidation

Significant acquisitions

Ayudhya Allianz C.P. Life Public Company Limited

On June 29, 2009, the Allianz Group obtained control of the Thai life insurance company Ayudhya Allianz C.P. Life Public Company Limited, Bangkok, by appointing the majority of the members of the board of directors.

The cost of the investment in Ayudhya Allianz C.P. Life Public Company Limited amounts to € 71 mn.

Since Allianz Group obtained control of Ayudhya Allianz C.P. Life Public Company Limited at the end of June 2009, the impact of Ayudhya Allianz C.P. Life Public Company Limited on the Allianz Group’s net income for the three and six months ended June 30, 2009, was immaterial.

The amounts recognized for major classes of assets and liabilities are as follows:

	Fair value € mn	Carrying amount € mn
Cash and cash equivalents	77	77
Investments	1,714	1,714
Deferred acquisition costs (PVFP)	236	209
Other assets	89	40
Total assets	2,116	2,040
Unearned premiums	5	5
Reserves for loss and loss adjustments	1,973	1,853
Other liabilities	26	11
Total equity	112	171
Total liabilities and equity	2,116	2,040

The purchase accounting effects may be adjusted up to one year from the acquisition date upon finalization of the valuation process.

The premiums written and premiums earned (net) of the combined entity (Allianz Group including Ayudhya Allianz C.P. Life Public Company Limited) for the six months ended June 30, 2009, would have been € 34,307 mn (thereof Ayudhya: € 147 mn) and € 29,297 mn (thereof Ayudhya: € 140 mn) respectively, if the acquisition date had been on January 1, 2009. The net income of the combined entity for the six months ended June 30, 2009, would have been € 1,913 mn (thereof Ayudhya: € 15 mn) if the acquisition date had been on January 1, 2009.

5    Segment reporting

The Allianz Group has identified 14 reportable segments in accordance with IFRS 8, Operating Segments. Business activities of the Allianz Group are first segregated by product and type of service: insurance activities, financial services activities and corporate activities. Due to differences in the nature of products, risks and capital allocation, insurance activities are further divided between property-casualty and life/health categories.

The following are the five primary regions in which the Allianz Group operates:

– German Speaking Countries

– Europe I incl. South America

– Europe II incl. Africa

– Anglo Broker Markets/Global Lines

– Growth Markets.

The Allianz Group has identified 10 reportable segments for insurance activities, representing Property-Casualty and Life/Health insurance categories organized by the geographical areas or regions listed above. Due to differences in the nature of products, risks and capital allocation, financial services activities are divided into three reportable segments: Asset Management, Banking and Alternative Investment Management. Corporate activities represent a separate reportable segment. The types of products and services from which reportable segments derive revenue are listed below.

Property-Casualty

In the Property-Casualty category, reportable segments offer a wide variety of insurance products to both private and corporate customers, including motor liability and own damage, accident, general liability, fire and property, legal expense, credit and travel insurance.

Life/Health

In the Life/Health category, reportable segments offer a comprehensive range of life and health insurance products on both individual and group basis, including annuity endowment and term insurance, unit-linked and investment-oriented products as well as full private health and supplemental health and care insurance.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Financial Services

The reportable segment Asset Management operates as a global provider of institutional and retail asset management products and services to third-party investors and provides investment management services to the Allianz Group’s insurance operations. The products for retail and institutional customers include equity and fixed-income funds as well as alternative products. The United States and Germany as well as France, Italy and the Asia-Pacific region represent the primary asset management markets.

The reportable segment Banking consists of the banking activities in Germany, France, Italy and Central and Eastern Europe. The banks offer a wide range of products for corporate and retail clients with its main focus on the latter.

The reportable segment Alternative Investment Management provides global alternative investment management services in the private equity, real estate, renewable energy and infrastructure sectors on behalf of third-party investors and Allianz Group insurance operations.

Corporate

The reportable segment Corporate includes the management and support of the Allianz Group’s business through its strategy, risk, corporate finance, treasury, financial control, communication, legal, human resources and technology functions. The Corporate reportable segment also includes certain fully consolidated private equity investments.

Measurement

Prices for transactions between reportable segments are set on an arm’s length basis in a manner similar to transactions with third parties. Transactions between reportable segments are eliminated in the consolidation. For the reportable segments comprising the Allianz Group’s financial services activities, interest revenue is reported net of interest expenses.

The Allianz Group uses operating profit to evaluate the performance of its reportable segments. The Allianz Group considers the presentation of operating profit to be useful and meaningful to investors because it enhances the understanding of the Allianz Group’s underlying operating performance and the comparability of its operating performance over time. Operating profit highlights the portion of income before income taxes and minority interests in earnings attributable to the ongoing core operations of the Allianz Group. To better understand the on-going operations of the business, we exclude the effects of acquisition-related expenses and the amortization of intangible assets, as these relate to business combinations; and we exclude interest expenses from external debt and non-operating income from financial assets and liabilities carried at fair value through income (net) as these relate to our capital structure.

The Allianz Group believes that trends in the underlying profitability of its business can be more clearly identified without the fluctuating effects of the realized capital gains and losses or impairments of investment securities, as these are largely dependent on market cycles or issuer-specific events over which the Allianz Group has little or no control, and can and do vary, sometimes materially, across periods. Further, the timing of sales that would result in such gains or losses is largely at the discretion of the Allianz Group. Similarly, restructuring charges are excluded because the timing of the restructuring charges are largely within the control of the Allianz Group, and accordingly their exclusion provides additional insight into the operating trends of the underlying business. This differentiation is not made if the profit sources are shared with policyholders.

Recent Organizational Changes

In connection with the sale of Dresdner Bank on January 12, 2009, the Allianz Group modified its internal organizational structure as noted above. Business activities of the Allianz Group are segregated by product and type of service, resulting in insurance activities, financial services activities and corporate activities. Financial services activities now include certain alternative investment management operations that were previously part of the Allianz Group’s corporate activities. The corresponding items of previously reported information have been restated to reflect this change in the composition of the Allianz Group’s reportable segments.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Business Segment Information – Consolidated Balance Sheets

As of June 30, 2009 and as of December 31, 2008

	Property-Casualty		Life/Health
	As of June 30, 2009 € mn	As of December 31, 2008 € mn	As of June 30, 2009 € mn	As of December 31, 2008 € mn
ASSETS
Cash and cash equivalents	2,877	2,669	2,572	4,827
Financial assets carried at fair value through income	1,925	1,998	11,107	11,739
Investments	77,338	75,563	192,932	186,794
Loans and advances to banks and customers	16,504	17,648	101,571	90,619
Financial assets for unit-linked contracts	—	—	51,869	50,450
Reinsurance assets	9,447	9,442	4,843	5,178
Deferred acquisition costs	4,024	3,723	17,752	18,693
Deferred tax assets	1,490	1,579	493	737
Other assets	21,170	23,876	13,815	18,085
Non-current assets and assets of disposal groups classified as held for sale	—	—	—	—
Intangible assets	2,363	2,384	2,311	2,300
Total assets	137,138	138,882	399,265	389,422

	Property-Casualty		Life/Health
	As of June 30, 2009 € mn	As of December 31, 2008 € mn	As of June 30, 2009 € mn	As of December 31, 2008 € mn
LIABILITIES AND EQUITY
Financial liabilities carried at fair value through income	85	103	5,285	5,833
Liabilities to banks and customers	464	530	1,063	1,274
Unearned premiums	15,984	12,984	2,260	2,258
Reserves for loss and loss adjustment expenses	55,677	55,616	8,386	8,320
Reserves for insurance and investment contracts	8,728	8,595	297,524	287,932
Financial liabilities for unit-linked contracts	—	—	51,869	50,450
Deferred tax liabilities	2,414	2,580	783	833
Other liabilities	15,024	20,523	14,097	16,625
Liabilities of disposal groups classified as held for sale	—	—	—	—
Certificated liabilities	164	167	2	2
Participation certificates and subordinated liabilities	846	846	65	65
Total liabilities	99,386	101,944	381,334	373,592

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Financial Services		Corporate		Consolidation		Group
As of June 30, 2009 € mn	As of December 31, 2008 € mn	As of June 30, 2009 € mn	As of December 31, 2008 € mn	As of June 30, 2009 € mn	As of December 31, 2008 € mn	As of June 30, 2009 € mn	As of December 31, 2008 € mn

1,359	1,590	270	492	(484)	(620)	6,594	8,958
762	756	528	631	(348)	(884)	13,974	14,240
4,765	3,493	80,209	101,461	(85,392)	(107,164)	269,852	260,147
14,513	14,257	4,728	5,957	(10,202)	(12,826)	127,114	115,655
—	—	—	—	—	—	51,869	50,450
—	—	—	—	(21)	(21)	14,269	14,599
144	147	—	—	—	—	21,920	22,563
260	270	1,152	1,455	(48)	(45)	3,347	3,996
2,172	3,528	5,317	7,681	(9,319)	(19,166)	33,155	34,004
—	420,658	—	1,639	—	(2,784)	—	419,513
7,147	6,527	1,784	240	—	—	13,605	11,451
31,122	451,226	93,988	119,556	(105,814)	(143,510)	555,699	955,576

Financial Services		Corporate		Consolidation		Group
As of June 30, 2009 € mn	As of December 31, 2008 € mn	As of June 30, 2009 € mn	As of December 31, 2008 € mn	As of June 30, 2009 € mn	As of December 31, 2008 € mn	As of June 30, 2009 € mn	As of December 31, 2008 € mn

39	51	397	877	(318)	(620)	5,488	6,244
17,052	16,943	6,288	5,970	(3,578)	(6,266)	21,289	18,451
—	—	—	—	(9)	(9)	18,235	15,233
—	—	—	—	(12)	(12)	64,051	63,924
—	—	130	227	(147)	(197)	306,235	296,557
—	—	—	—	—	—	51,869	50,450
41	30	507	433	(47)	(43)	3,698	3,833
3,769	4,260	13,551	16,324	(14,409)	(24,802)	32,032	32,930
—	414,134	—	1,347	—	(3,665)	—	411,816
1,181	1,279	12,049	13,497	(6,593)	(5,401)	6,803	9,544
249	199	8,485	8,493	(257)	(257)	9,388	9,346
22,331	436,896	41,407	47,168	(25,370)	(41,272)	519,088	918,328
				Total equity		36,611	37,248
				Total liabilities and equity		555,699	955,576

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Business Segment Information – Total revenues and reconciliation of Operating profit (loss) to Net income (loss)

For the three months ended June 30, 2009 and 2008

	Property-Casualty		Life/Health
Three months ended June 30,	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Total revenues 1)	9,522	9,842	11,766	10,729

Premiums earned (net)	9,365	9,448	5,112	5,111
Interest and similar income	932	1,331	3,638	3,814
Operating income from financial assets and liabilities carried at fair value through income (net)	52	(65)	615	(352)
Operating realized gains/losses (net)	20	61	639	273
Fee and commission income	270	293	122	168
Other income	5	7	6	5
Claims and insurance benefits incurred (net)	(6,608)	(6,247)	(4,497)	(4,540)
Change in reserves for insurance and investment contracts (net)	(95)	(70)	(2,455)	(1,389)
Interest expenses, excluding interest expenses from external debt	(26)	(91)	(27)	(55)
Loan loss provisions	(2)	(1)	(12)	4
Operating impairments of investments (net)	(4)	(72)	(267)	(898)
Investment expenses	(128)	(79)	(205)	(82)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(2,657)	(2,586)	(1,631)	(1,285)
Fee and commission expenses	(229)	(248)	(52)	(70)
Operating restructuring charges	—	—	4	—
Other expenses	—	—	—	(1)
Reclassification of tax benefits	—	—	—	—
Operating profit (loss)	895	1,681	990	703

Non-operating income from financial assets and liabilities carried at fair value through income (net)	(35)	16	15	(3)
Non-operating realized gains/losses (net)	355	961	17	(47)
Income from fully consolidated private equity investments (net)	—	—	3	—
Interest expenses from external debt	—	—	—	—
Non-operating impairments of investments (net)	(118)	(341)	(9)	(6)
Acquisition-related expenses	—	—	—	—
Amortization of intangible assets	(4)	(3)	—	—
Non-operating restructuring charges	(2)	(5)	(5)	(2)
Reclassification of tax benefits	—	—	—	—
Non-operating items	196	628	21	(58)

Income (loss) from continuing operations before income taxes and minority interests in earnings	1,091	2,309	1,011	645
Income taxes	(333)	(432)	(332)	(200)
Minority interests in earnings	(9)	(55)	(18)	(20)
Net income (loss) from continuing operations	749	1,822	661	425
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—
Net income (loss)	749	1,822	661	425

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums (including unit-linked and other investment-oriented products) and Financial Services segment’s operating revenues.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Financial Services		Corporate		Consolidation		Group
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
926	925	—	—	(42)	25	22,172	21,521

—	—	—	—	—	—	14,477	14,559
174	283	119	282	(63)	(283)	4,800	5,427
28	2	45	(2)	10	12	750	(405)
—	—	—	—	—	14	659	348
1,059	1,169	65	21	(90)	(96)	1,426	1,555
9	7	—	—	(5)	(4)	15	15
—	—	—	—	—	—	(11,105)	(10,787)
—	—	—	—	(134)	(7)	(2,684)	(1,466)
(99)	(183)	(112)	(133)	133	229	(131)	(233)
(10)	(4)	—	—	—	—	(24)	(1)
—	—	—	—	—	(17)	(271)	(987)
2	1	(145)	(49)	47	50	(429)	(159)
(771)	(638)	(121)	(133)	12	17	(5,168)	(4,625)
(245)	(353)	(63)	(2)	37	81	(552)	(592)
—	—	—	—	—	—	4	—
(1)	1	—	—	—	—	(1)	—
—	—	—	—	20	10	20	10
146	285	(212)	(16)	(33)	6	1,786	2,659

—	—	205	(62)	(48)	(39)	137	(88)
11	56	424	116	152	(32)	959	1,054
—	—	(219)	29	115	—	(101)	29
—	—	(214)	(233)	—	—	(214)	(233)
(5)	(5)	(12)	(120)	—	(34)	(144)	(506)
(43)	(87)	(1)	8	—	—	(44)	(79)
—	—	(7)	—	—	—	(11)	(3)
(7)	(1)	—	—	—	—	(14)	(8)
—	—	—	—	(20)	(10)	(20)	(10)
(44)	(37)	176	(262)	199	(115)	548	156

102	248	(36)	(278)	166	(109)	2,334	2,815
(61)	(72)	260	185	19	10	(447)	(509)
(1)	(3)	18	(4)	(8)	1	(18)	(81)
40	173	242	(97)	177	(98)	1,869	2,225
—	(613)	—	—	—	(70)	—	(683)
40	(440)	242	(97)	177	(168)	1,869	1,542

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Business Segment Information – Total revenues and reconciliation of Operating profit (loss) to Net income (loss)

For the six months ended June 30, 2009 and 2008

	Property-Casualty		Life/Health
Six months ended June 30,	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Total revenues 1)	23,408	23,552	24,779	23,056

Premiums earned (net)	18,697	18,621	10,460	10,700
Interest and similar income	1,865	2,382	6,943	7,014
Operating income from financial assets and liabilities carried at fair value through income (net)	38	29	384	(113)
Operating realized gains/losses (net)	16	58	810	922
Fee and commission income	542	560	241	339
Other income	8	257	9	115
Claims and insurance benefits incurred (net)	(13,241)	(12,548)	(9,643)	(9,553)
Change in reserves for insurance and investment contracts (net)	(125)	(99)	(3,040)	(3,192)
Interest expenses, excluding interest expenses from external debt	(60)	(179)	(71)	(125)
Loan loss provisions	(8)	(1)	(14)	6
Operating impairments of investments (net)	(66)	(165)	(1,343)	(1,878)
Investment expenses	(106)	(202)	(171)	(410)
Acquisition and administrative expenses (net), excluding acquisition-related expenses	(5,232)	(5,040)	(3,060)	(2,401)
Fee and commission expenses	(463)	(496)	(116)	(130)
Operating restructuring charges	—	—	3	(1)
Other expenses	(1)	—	—	(1)
Reclassification of tax benefits	—	—	—	—
Operating profit (loss)	1,864	3,177	1,392	1,292

Non-operating income from financial assets and liabilities carried at fair value through income (net)	(59)	62	8	8
Non-operating realized gains/losses (net)	546	1,333	15	(35)
Income from fully consolidated private equity investments (net)	1	—	9	—
Interest expenses from external debt	—	—	—	—
Non-operating impairments of investments (net)	(450)	(683)	(68)	(10)
Acquisition-related expenses	—	—	—	—
Amortization of intangible assets	(7)	(7)	(1)	(1)
Non-operating restructuring charges	(28)	1	(9)	(2)
Reclassification of tax benefits	—	—	—	—
Non-operating items	3	706	(46)	(40)

Income (loss) from continuing operations before income taxes and minority interests in earnings	1,867	3,883	1,346	1,252
Income taxes	(666)	(910)	(341)	(336)
Minority interests in earnings	(21)	(94)	(23)	(39)
Net income (loss) from continuing operations	1,180	2,879	982	877
Net income (loss) from discontinued operations, net of income taxes and minority interests in earnings	—	—	—	—
Net income (loss)	1,180	2,879	982	877

1)

Total revenues comprise Property-Casualty segment’s gross premiums written, Life/Health segment’s statutory premiums (including unit-linked and other investment-oriented products) and Financial Services segment’s operating revenues.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Financial Services		Corporate		Consolidation		Group
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
1,788	1,846	—	—	(76)	30	49,899	48,484

—	—	—	—	—	—	29,157	29,321
391	550	234	514	(219)	(577)	9,214	9,883
20	(11)	47	(2)	31	(12)	520	(109)
—	—	—	—	(2)	17	824	997
2,054	2,313	100	32	(175)	(184)	2,762	3,060
12	12	—	1	(10)	(19)	19	366
—	—	—	—	—	—	(22,884)	(22,101)
—	—	—	—	(140)	(20)	(3,305)	(3,311)
(223)	(354)	(237)	(308)	288	492	(303)	(474)
(17)	(11)	—	—	—	—	(39)	(6)
—	—	—	—	—	(17)	(1,409)	(2,060)
1	3	(181)	(94)	90	108	(367)	(595)
(1,427)	(1,298)	(275)	(260)	26	35	(9,968)	(8,964)
(466)	(664)	(71)	(3)	73	150	(1,043)	(1,143)
—	—	—	—	—	—	3	(1)
(1)	—	—	—	—	—	(2)	(1)
—	—	—	—	26	23	26	23
344	540	(383)	(120)	(12)	(4)	3,205	4,885

—	—	123	124	(35)	(155)	37	39
12	62	488	100	152	4	1,213	1,464
—	—	(282)	52	115	—	(157)	52
—	—	(452)	(485)	—	—	(452)	(485)
(14)	(10)	(364)	(166)	—	(34)	(896)	(903)
(54)	(207)	1	21	—	—	(53)	(186)
—	—	(7)	—	—	—	(15)	(8)
(40)	(1)	—	—	—	—	(77)	(2)
—	—	—	—	(26)	(23)	(26)	(23)
(96)	(156)	(493)	(354)	206	(208)	(426)	(52)

248	384	(876)	(474)	194	(212)	2,779	4,833
(132)	(139)	645	277	26	27	(468)	(1,081)
(4)	(6)	38	(11)	(8)	3	(18)	(147)
112	239	(193)	(208)	212	(182)	2,293	3,605
(395)	(1,127)	—	—	—	212	(395)	(915)
(283)	(888)	(193)	(208)	212	30	1,898	2,690

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Reportable segments – Property-Casualty business

For the three months ended June 30, 2009 and 2008

	German Speaking Countries		Europe I incl. South America
Three months ended June 30,	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Gross premiums written 1)	2,006	2,017	2,035	2,089
Ceded premiums written	(402)	(406)	(217)	(175)
Change in unearned premiums	697	698	22	(11)
Premiums earned (net)	2,301	2,309	1,840	1,903
Interest and similar income	304	469	158	275
Operating income from financial assets and liabilities carried at fair value through income (net)	24	(95)	12	13
Operating realized gains/losses (net)	20	61	—	—
Fee and commission income	39	48	10	3
Other income	—	1	—	4
Operating revenues	2,688	2,793	2,020	2,198

Claims and insurance benefits incurred (net)	(1,750)	(1,667)	(1,325)	(1,310)
Changes in reserves for insurance and investment contracts (net)	(98)	(61)	—	(2)
Interest expenses	(21)	(57)	(1)	(1)
Loan loss provisions	(1)	—	—	—
Operating impairments of investments (net)	(4)	(72)	—	—
Investment expenses	(41)	(24)	(12)	(13)
Acquisition and administrative expenses (net)	(628)	(611)	(475)	(463)
Fee and commission expenses	(33)	(29)	(9)	(7)
Other expenses	—	—	—	—
Operating expenses	(2,576)	(2,521)	(1,822)	(1,796)

Operating profit	112	272	198	402

Loss ratio 2) in %	76.1	72.2	72.0	68.9
Expense ratio 3) in %	27.2	26.5	25.8	24.3
Combined ratio 4) in %	103.3	98.7	97.8	93.2

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
3)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
4)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).
5)	Presentation not meaningful.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Europe II incl. Africa		Anglo Broker Markets/ Global Lines		Growth Markets		Consolidation		Property-Casualty
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
1,912	1,899	3,615	3,711	796	903	(842)	(777)	9,522	9,842
(333)	(284)	(687)	(801)	(202)	(244)	856	795	(985)	(1,115)
108	114	9	(47)	(8)	(33)	—	—	828	721
1,687	1,729	2,937	2,863	586	626	14	18	9,365	9,448
147	252	304	313	42	46	(23)	(24)	932	1,331
20	(4)	(7)	14	3	7	—	—	52	(65)
—	—	—	—	—	—	—	—	20	61
193	201	35	33	13	16	(20)	(8)	270	293
3	—	—	—	2	2	—	—	5	7
2,050	2,178	3,269	3,223	646	697	(29)	(14)	10,644	11,075

(1,254)	(1,099)	(1,926)	(1,767)	(338)	(392)	(15)	(12)	(6,608)	(6,247)
2	1	6	(9)	(5)	1	—	—	(95)	(70)
(22)	(55)	(5)	(3)	(3)	(3)	26	28	(26)	(91)
—	—	—	—	(1)	(1)	—	—	(2)	(1)
—	—	—	—	—	—	—	—	(4)	(72)
(42)	(29)	(13)	(1)	(19)	(8)	(1)	(4)	(128)	(79)
(522)	(509)	(835)	(791)	(196)	(214)	(1)	2	(2,657)	(2,586)
(166)	(180)	(24)	(26)	(17)	(13)	20	7	(229)	(248)
—	—	—	—	—	—	—	—	—	—
(2,004)	(1,871)	(2,797)	(2,597)	(579)	(630)	29	21	(9,749)	(9,394)

46	307	472	626	67	67	—	7	895	1,681

74.3	63.6	65.6	61.7	57.7	62.6	— 5)	— 5)	70.6	66.1
31.0	29.4	28.4	27.6	33.4	34.2	— 5)	— 5)	28.3	27.4
105.3	93.0	94.0	89.3	91.1	96.8	— 5)	— 5)	98.9	93.5

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Reportable segments – Property-Casualty business

For the six months ended June 30, 2009 and 2008

	German Speaking Countries		Europe I incl. South America
Six months ended June 30,	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Gross premiums written 1)	7,212	7,219	4,182	4,302
Ceded premiums written	(1,289)	(1,276)	(506)	(416)
Change in unearned premiums	(1,323)	(1,354)	(2)	(110)
Premiums earned (net)	4,600	4,589	3,674	3,776
Interest and similar income	620	853	297	414
Operating income from financial assets and liabilities carried at fair value through income (net)	9	(5)	34	23
Operating realized gains/losses (net)	16	58	—	—
Fee and commission income	74	235	14	6
Other income	1	240	—	11
Operating revenues	5,320	5,970	4,019	4,230

Claims and insurance benefits incurred (net)	(3,312)	(3,322)	(2,673)	(2,601)
Changes in reserves for insurance and investment contracts (net)	(114)	(68)	(1)	(4)
Interest expenses	(44)	(113)	(3)	(2)
Loan loss provisions	(1)	—	—	—
Operating impairments of investments (net)	(66)	(165)	—	—
Investment expenses	(23)	(88)	(8)	(27)
Acquisition and administrative expenses (net)	(1,244)	(1,173)	(905)	(912)
Fee and commission expenses	(62)	(224)	(14)	(10)
Other expenses	—	—	—	—
Operating expenses	(4,866)	(5,153)	(3,604)	(3,556)

Operating profit	454	817	415	674

Loss ratio 2) in %	72.0	72.4	72.8	68.9
Expense ratio 3) in %	27.0	25.6	24.6	24.1
Combined ratio 4) in %	99.0	98.0	97.4	93.0

1)	For the Property-Casualty segment, total revenues are measured based upon gross premiums written.
2)	Represents claims and insurance benefits incurred (net) divided by premiums earned (net).
3)	Represents acquisition and administrative expenses (net) divided by premiums earned (net).
4)	Represents the total of acquisition and administrative expenses (net) and claims and insurance benefits incurred (net) divided by premiums earned (net).
5)	Presentation not meaningful.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Europe II incl. Africa		Anglo Broker Markets/ Global Lines		Growth Markets		Consolidation		Property-Casualty
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
4,652	4,586	8,002	7,692	1,669	1,869	(2,309)	(2,116)	23,408	23,552
(870)	(732)	(1,590)	(1,635)	(429)	(481)	2,329	2,140	(2,355)	(2,400)
(419)	(413)	(537)	(510)	(75)	(144)	—	—	(2,356)	(2,531)
3,363	3,441	5,875	5,547	1,165	1,244	20	24	18,697	18,621
304	456	611	626	82	83	(49)	(50)	1,865	2,382
2	(17)	(10)	13	3	(1)	—	16	38	29
—	—	—	—	—	—	—	—	16	58
386	390	66	73	28	30	(26)	(174)	542	560
3	3	—	—	4	3	—	—	8	257
4,058	4,273	6,542	6,259	1,282	1,359	(55)	(184)	21,166	21,907

(2,569)	(2,248)	(3,969)	(3,596)	(699)	(764)	(19)	(17)	(13,241)	(12,548)
(1)	1	(3)	(26)	(6)	(2)	—	—	(125)	(99)
(53)	(108)	(10)	(8)	(4)	(6)	54	58	(60)	(179)
—	—	—	—	(7)	(1)	—	—	(8)	(1)
—	—	—	—	—	—	—	—	(66)	(165)
(42)	(51)	(22)	(30)	(10)	(6)	(1)	—	(106)	(202)
(1,017)	(1,015)	(1,692)	(1,524)	(390)	(416)	16	—	(5,232)	(5,040)
(335)	(346)	(44)	(58)	(31)	(26)	23	168	(463)	(496)
—	—	—	—	(1)	—	—	—	(1)	—
(4,017)	(3,767)	(5,740)	(5,242)	(1,148)	(1,221)	73	209	(19,302)	(18,730)

41	506	802	1,017	134	138	18	25	1,864	3,177

76.4	65.3	67.6	64.8	60.0	61.4	— 5)	— 5)	70.8	67.4
30.2	29.5	28.8	27.5	33.5	33.5	— 5)	— 5)	28.0	27.1
106.6	94.8	96.4	92.3	93.5	94.9	— 5)	— 5)	98.8	94.5

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Reportable segments – Life/Health business

For the three months ended June 30, 2009 and 2008

	German Speaking Countries		Europe I incl. South America
Three months ended June 30,	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Statutory premiums 1)	4,619	4,201	2,243	1,925
Ceded premiums written	(50)	(52)	(17)	(23)
Change in unearned premiums	(18)	(13)	15	7
Statutory premiums (net)	4,551	4,136	2,241	1,909
Deposits from SFAS 97 insurance and investment contracts	(1,322)	(946)	(1,893)	(1,516)
Premiums earned (net)	3,229	3,190	348	393
Interest and similar income	1,983	2,139	352	376
Operating income from financial assets and liabilities carried at fair value through income (net)	(88)	(284)	(4)	8
Operating realized gains/losses (net)	522	184	12	7
Fee and commission income	7	7	69	88
Other income	4	2	1	3
Operating revenues	5,657	5,238	778	875

Claims and insurance benefits incurred (net)	(3,075)	(3,102)	(400)	(423)
Changes in reserves for insurance and investment contracts (net)	(1,655)	(908)	(46)	(31)
Interest expenses	(27)	(29)	(2)	(7)
Loan loss provisions	(6)	4	—	—
Operating impairments of investments (net)	(198)	(641)	(4)	(71)
Investment expenses	(144)	(15)	(5)	(10)
Acquisition and administrative expenses (net)	(301)	(318)	(167)	(157)
Fee and commission expenses	(7)	(7)	(36)	(43)
Operating restructuring charges	4	—	—	—
Other expenses	—	—	—	—
Operating expenses	(5,409)	(5,016)	(660)	(742)

Operating profit	248	222	118	133

Cost-income ratio 2) in %	96.2	96.0	95.5	94.1

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life and health insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)

Represents deposits from SFAS 97 insurance and investment contracts, claims and insurance benefits incurred (net), changes in reserves for insurance and investment contracts (net) and acquisition and administrative expenses (net) divided by statutory premiums (net), interest and similar income, operating income from financial assets and liabilities carried at fair value through income (net), operating realized gains/losses (net), fee and commission income, other income, interest expenses, loan loss provisions, operating impairments of investments (net), investment expenses, fee and commission expenses, operating restructuring charges and other expenses.

3)	Presentation not meaningful.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Europe II incl. Africa		Anglo Broker Markets/ Global Lines		Growth Markets		Consolidation		Life/Health
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
2,104	1,993	1,711	1,488	1,139	1,177	(50)	(55)	11,766	10,729
(58)	(59)	(35)	(31)	(17)	(14)	50	55	(127)	(124)
12	7	2	(6)	(35)	(24)	—	—	(24)	(29)
2,058	1,941	1,678	1,451	1,087	1,139	—	—	11,615	10,576
(1,189)	(1,185)	(1,433)	(1,114)	(666)	(704)	—	—	(6,503)	(5,465)
869	756	245	337	421	435	—	—	5,112	5,111
667	772	526	406	125	117	(15)	4	3,638	3,814
279	(42)	419	(22)	4	(11)	5	(1)	615	(352)
100	77	3	2	2	4	—	(1)	639	273
18	23	10	31	20	20	(2)	(1)	122	168
1	(2)	1	—	(1)	2	—	—	6	5
1,934	1,584	1,204	754	571	567	(12)	1	10,132	9,019

(735)	(685)	(100)	(120)	(187)	(210)	—	—	(4,497)	(4,540)
(481)	(134)	(111)	(175)	(162)	(142)	—	1	(2,455)	(1,389)
(8)	(36)	(2)	1	(2)	(1)	14	17	(27)	(55)
—	—	(6)	—	—	—	—	—	(12)	4
(32)	(149)	(34)	(8)	1	(6)	—	(23)	(267)	(898)
(39)	(45)	(9)	(7)	(9)	(5)	1	—	(205)	(82)
(372)	(357)	(619)	(281)	(171)	(170)	(1)	(2)	(1,631)	(1,285)
(1)	(3)	(10)	(7)	—	(11)	2	1	(52)	(70)
—	—	—	—	—	—	—	—	4	—
—	—	—	—	—	(1)	—	—	—	(1)
(1,668)	(1,409)	(891)	(597)	(530)	(546)	16	(6)	(9,142)	(8,316)

266	175	313	157	41	21	4	(5)	990	703

91.3	93.1	87.8	91.5	96.7	98.3	— 3)	— 3)	93.8	94.7

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Reportable segments – Life/Health business

For the six months ended June 30, 2009 and 2008

	German Speaking Countries		Europe I incl. South America
Six months ended June 30,	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Statutory premiums 1)	9,700	9,325	4,839	3,821
Ceded premiums written	(101)	(104)	(52)	(53)
Change in unearned premiums	(41)	(16)	36	26
Statutory premiums (net)	9,558	9,205	4,823	3,794
Deposits from SFAS 97 insurance and investment contracts	(2,852)	(2,339)	(4,122)	(3,009)
Premiums earned (net)	6,706	6,866	701	785
Interest and similar income	3,755	3,923	672	687
Operating income from financial assets and liabilities carried at fair value through income (net)	(101)	452	(12)	11
Operating realized gains/losses (net)	455	367	14	10
Fee and commission income	10	15	141	175
Other income	6	108	1	3
Operating revenues	10,831	11,731	1,517	1,671

Claims and insurance benefits incurred (net)	(6,785)	(6,720)	(812)	(814)
Changes in reserves for insurance and investment contracts (net)	(1,799)	(2,133)	(40)	(62)
Interest expenses	(61)	(69)	(4)	(11)
Loan loss provisions	(6)	6	—	—
Operating impairments of investments (net)	(890)	(1,372)	(86)	(159)
Investment expenses	(54)	(274)	(7)	(19)
Acquisition and administrative expenses (net)	(785)	(685)	(329)	(322)
Fee and commission expenses	(10)	(12)	(73)	(83)
Operating restructuring charges	3	(1)	—	—
Other expenses	—	—	—	—
Operating expenses	(10,387)	(11,260)	(1,351)	(1,470)

Operating profit	444	471	166	201

Cost-income ratio 2) in %	96.5	96.2	97.0	95.4

1)

For the Life/Health segment, total revenues are measured based upon statutory premiums. Statutory premiums are gross premiums written from sales of life and health insurance policies, as well as gross receipts from sales of unit-linked and other investment-oriented products, in accordance with the statutory accounting practices applicable in the insurer’s home jurisdiction.

2)

Represents deposits from SFAS 97 insurance and investment contracts, claims and insurance benefits incurred (net), changes in reserves for insurance and investment contracts (net) and acquisition and administrative expenses (net) divided by statutory premiums (net), interest and similar income, operating income from financial assets and liabilities carried at fair value through income (net), operating realized gains/losses (net), fee and commission income, other income, interest expenses, loan loss provisions, operating impairments of investments (net), investment expenses, fee and commission expenses, operating restructuring charges and other expenses.

3)	Presentation not meaningful.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Europe II incl. Africa		Anglo Broker Markets/ Global Lines		Growth Markets		Consolidation		Life/Health
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
4,210	4,543	3,927	2,940	2,214	2,535	(111)	(108)	24,779	23,056
(124)	(119)	(74)	(69)	(30)	(30)	111	108	(270)	(267)
(3)	(25)	(2)	(12)	(43)	(39)	—	—	(53)	(66)
4,083	4,399	3,851	2,859	2,141	2,466	—	—	24,456	22,723
(2,357)	(2,811)	(3,353)	(2,270)	(1,312)	(1,594)	—	—	(13,996)	(12,023)
1,726	1,588	498	589	829	872	—	—	10,460	10,700
1,234	1,338	1,073	821	239	244	(30)	1	6,943	7,014
44	(357)	445	(223)	7	(5)	1	9	384	(113)
335	537	4	1	2	8	—	(1)	810	922
36	41	19	64	38	46	(3)	(2)	241	339
1	2	1	—	—	2	—	—	9	115
3,376	3,149	2,040	1,252	1,115	1,167	(32)	7	18,847	18,977

(1,438)	(1,353)	(207)	(217)	(401)	(449)	—	—	(9,643)	(9,553)
(417)	(267)	(487)	(465)	(297)	(266)	—	1	(3,040)	(3,192)
(28)	(77)	(4)	(2)	(4)	(4)	30	38	(71)	(125)
—	—	(9)	—	1	—	—	—	(14)	6
(298)	(295)	(68)	(8)	(1)	(7)	—	(37)	(1,343)	(1,878)
(78)	(88)	(17)	(13)	(14)	(15)	(1)	(1)	(171)	(410)
(698)	(682)	(904)	(368)	(344)	(343)	—	(1)	(3,060)	(2,401)
(10)	(11)	(26)	(15)	—	(11)	3	2	(116)	(130)
—	—	—	—	—	—	—	—	3	(1)
—	—	—	—	—	(1)	—	—	—	(1)
(2,967)	(2,773)	(1,722)	(1,088)	(1,060)	(1,096)	32	2	(17,455)	(17,685)

409	376	318	164	55	71	—	9	1,392	1,292

92.3	93.1	94.0	95.3	97.7	97.4	— 3)	— 3)	95.5	95.5

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Reportable segments – Financial Services business

For the three months and six months ended June 30, 2009 and 2008

	Asset Management
Three months ended June 30,	2009 € mn	2008 € mn
Net fee and commission income 1)	752	721
Net interest income 2)	(2)	8
Income from financial assets and liabilities carried at fair value through income (net)	25	3
Other income	5	7
Operating revenues 3)	780	739

Administrative expenses (net), excluding acquisition-related expenses	(534)	(457)
Investment expenses	—	(1)
Other expenses	—	—
Operating expenses	(534)	(458)

Loan loss provisions	—	—
Operating profit (loss)	246	281

Cost-income ratio 4) in %	68.5	62.0

	Asset Management
Six months ended June 30,	2009 € mn	2008 € mn
Net fee and commission income 1)	1,461	1,427
Net interest income 2)	10	27
Income from financial assets and liabilities carried at fair value through income (net)	16	2
Other income	8	12
Operating revenues 3)	1,495	1,468

Administrative expenses (net), excluding acquisition-related expenses	(1,039)	(946)
Investment expenses	1	—
Other expenses	—	—
Operating expenses	(1,038)	(946)

Loan loss provisions	—	—
Operating profit (loss)	457	522

Cost-income ratio 4) in %	69.4	64.4

1)	Represents fee and commission income less fee and commission expenses.
2)	Represents interest and similar income less interest expenses.
3)	For the Financial Services segment, total revenues are measured based upon operating revenues.
4)	Represents operating expenses divided by operating revenues.
5)	Presentation not meaningful.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Banking		Alternative Investment Management		Consolidation		Financial Services
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
43	64	20	30	(1)	1	814	816
77	88	—	3	—	1	75	100
3	—	—	(1)	—	—	28	2
—	—	4	—	—	—	9	7
123	152	24	32	(1)	2	926	925

(207)	(137)	(31)	(42)	1	(2)	(771)	(638)
2	2	—	—	—	—	2	1
(1)	1	—	—	—	—	(1)	1
(206)	(134)	(31)	(42)	1	(2)	(770)	(636)

(10)	(4)	—	—	—	—	(10)	(4)
(93)	14	(7)	(10)	—	—	146	285

167.5	88.2	129.2	131.3	— 5)	— 5)	83.2	68.8

Banking		Alternative Investment Management		Consolidation		Financial Services
2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn	2009 € mn	2008 € mn
78	138	50	84	(1)	—	1,588	1,649
157	166	1	3	—	—	168	196
4	(10)	—	(3)	—	—	20	(11)
—	—	4	—	—	—	12	12
239	294	55	84	(1)	—	1,788	1,846

(325)	(277)	(64)	(75)	1	—	(1,427)	(1,298)
1	5	(1)	(2)	—	—	1	3
(1)	—	—	—	—	—	(1)	—
(325)	(272)	(65)	(77)	1	—	(1,427)	(1,295)

(17)	(11)	—	—	—	—	(17)	(11)
(103)	11	(10)	7	—	—	344	540

136.0	92.5	118.2	91.7	— 5)	— 5)	79.8	70.2

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Supplementary Information to the Consolidated Balance Sheets

6 Financial assets carried at fair value through income

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Financial assets held for trading
Debt securities	532	547
Equity securities	101	99
Derivative financial instruments	1,380	1,978
Subtotal	2,013	2,624
Financial assets designated at fair value through income
Debt securities 1)	8,848	8,589
Equity securities	3,113	3,027
Subtotal	11,961	11,616
Total	13,974	14,240

1)	Debt securities designated at fair value through income include € 0.2 bn (2008: € 0.2 bn) of asset-backed securities of the Life/Health segment as of June 30, 2009.

7 Investments

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Available-for-sale investments	253,969	242,099
Held-to-maturity investments	4,844	4,934
Funds held by others under reinsurance contracts assumed	813	1,039
Investments in associates and joint ventures	2,782	4,524
Real estate held for investment	7,444	7,551
Total	269,852	260,147

Available-for-sale investments

	As of June 30, 2009				As of December 31, 2008
	Amortized	Unrealized	Unrealized	Fair Value	Amortized	Unrealized	Unrealized	Fair Value
	Cost € mn	Gains € mn	Losses € mn	€ mn	Cost € mn	Gains € mn	Losses € mn	€ mn
Debt securities
Government and agency mortgage-backed securities (residential and commercial) 1)	8,198	189	(41)	8,346	7,814	177	(2)	7,989
Corporate mortgage-backed securities (residential and commercial) 1)	8,637	16	(1,277)	7,376	8,714	14	(1,417)	7,311
Other asset-backed securities 1)	4,519	64	(239)	4,344	4,858	16	(385)	4,489
Government and government agency bonds	100,376	3,072	(1,045)	102,403	94,742	4,573	(1,020)	98,295
Corporate bonds	108,085	2,473	(5,001)	105,557	98,864	1,367	(7,028)	93,203
Other	1,503	37	(42)	1,498	1,283	58	(18)	1,323
Subtotal	231,318	5,851	(7,645)	229,524	216,275	6,205	(9,870)	212,610
Equity securities	18,049	6,709	(313)	24,445	23,802	6,538	(851)	29,489
Total	249,367	12,560	(7,958)	253,969	240,077	12,743	(10,721)	242,099

1)	Includes asset-backed securities of the Property-Casualty segment of € 4.4 bn (2008: € 4.4 bn) and of the Life/Health segment of € 14.8 bn (2008: € 14.5 bn) as of June 30, 2009.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

8 Loans and advances to banks and customers

	As of June 30, 2009			As of December 31, 2008
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Short-term investments and certificates of deposit	8,784	—	8,784	9,622	—	9,622
Reverse repurchase agreements	1,456	17	1,473	1,612	5	1,617
Loans	69,703	41,874	111,577	63,734	37,501	101,235
Other	5,359	63	5,422	3,223	77	3,300
Subtotal	85,302	41,954	127,256	78,191	37,583	115,774
Loan loss allowance	—	(142)	(142)	—	(119)	(119)
Total	85,302	41,812	127,114	78,191	37,464	115,655

Loans and advances to customers by type of customer

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Corporate customers	12,494	10,448
Private customers	23,298	23,309
Public authorities	6,162	3,826
Total	41,954	37,583

9 Reinsurance assets

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Unearned premiums	1,745	1,294
Reserves for loss and loss adjustment expenses	7,749	8,180
Aggregate policy reserves	4,700	5,018
Other insurance reserves	75	107
Total	14,269	14,599

10 Deferred acquisition costs

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Deferred acquisition costs
Property-Casualty	4,024	3,721
Life/Health	15,701	16,709
Financial Services	144	147
Subtotal	19,869	20,577
Present value of future profits	1,341	1,239
Deferred sales inducements	710	747
Total	21,920	22,563

11 Other assets

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Receivables
Policyholders	4,915	4,467
Agents	4,474	4,129
Reinsurers	2,496	2,989
Other	3,819	3,068
Less allowance for doubtful accounts	(578)	(499)
Subtotal	15,126	14,154
Tax receivables
Income tax	2,017	2,467
Other tax	741	813
Subtotal	2,758	3,280
Accrued dividends, interest and rent	6,216	5,918
Prepaid expenses
Interest and rent	31	28
Other prepaid expenses	270	313
Subtotal	301	341
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	586	1,101
Property and equipment
Real estate held for own use	3,159	3,122
Equipment	1,476	1,242
Software	1,195	1,116
Subtotal	5,830	5,480
Other assets	2,338	3,730
Total	33,155	34,004

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

12 Non-current assets and assets and liabilities of disposal groups classified as held for sale

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Non-current assets and assets of disposal groups classified as held for sale
Dresdner Bank Group	—	417,874
Selecta AG	—	1,639
Total	—	419,513
Liabilities of disposal groups classified as held for sale
Dresdner Bank Group	—	410,469
Selecta AG	—	1,347
Total	—	411,816

Dresdner Bank Group

As described in detail in Note 3, the sale of Dresdner Bank was completed on January 12, 2009. Accordingly, assets and liabilities of Dresdner Bank were deconsolidated in the first quarter 2009.

Selecta AG

Given the current market environment the intended sale of Selecta has been deferred in order to optimise valuations and investment proceeds.

As a result, firstly the assets and liabilities of Selecta were re classified from “non-current assets and assets and liabilities of disposal groups classified as held for sale” as of June 30, 2009 based on their original IFRS presentation.

Secondly, the non-current assets of Selecta were remeasured at the date of reclassification to reflect the carrying amounts the assets would have had in the absence of the held for sale classification from the end of the fourth quarter 2007 until the end of the second quarter 2009. This resulted in depreciation and amortization expenses net of deferred income taxes of € 120 mn.

If Selecta was not classified as held for sale in the comparative periods presented, net income from continuing operations would have been € 16 mn lower for the three months and € 32 mn lower for the six months ended June 30, 2008 due to amortization and depreciation of the non-current assets of Selecta.

13 Intangible assets

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Goodwill	12,280	11,221
Brand names 1)	305	24
Other 2)	1,020	206
Total	13,605	11,451

1)	Includes primarily the brand name of Selecta AG, Muntelier, as this subsidiary is reclassified out of disposal groups classified as held for sale.
2)	Includes primarily long-term distribution agreements with Commerzbank (€ 473 mn), customer relationships (€ 305 mn), research and development costs (€ 89 mn) and bancassurance agreements (€ 15 mn).

Changes in goodwill for the six months ended June 30, 2009, were as follows:

2009 € mn
Cost as of January 1,	11,445
Accumulated impairments as of January 1,	(224)
Carrying amount as of January 1,	11,221
Additions	613
Foreign currency translation adjustments	(45)
Reclassification	491
Carrying amount as of June 30,	12,280
Accumulated impairments as of June 30,	224
Cost as of June 30,	12,504

Additions include goodwill from the acquisition of a 100% participation in cominvest Asset Management GmbH, Frankfurt a.M., in the first quarter 2009.

The reclassification relates to the goodwill of Selecta AG, Muntelier, as this subsidiary is reclassified out of disposal groups classified as held for sale.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

14 Financial liabilities carried at fair value through income

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Financial liabilities held for trading
Derivative financial instruments	5,425	6,242
Other trading liabilities	63	2
Total	5,488	6,244

15 Liabilities to banks and customers

	As of June 30, 2009			As of December 31, 2008
	Banks € mn	Customers € mn	Total € mn	Banks € mn	Customers € mn	Total € mn
Payable on demand	215	3,640	3,855	311	4,096	4,407
Savings deposits	—	1,856	1,856	—	1,790	1,790
Term deposits and certificates of deposit	1,442	2,869	4,311	1,296	3,035	4,331
Repurchase agreements	326	293	619	—	568	568
Collateral received from securities lending transactions	36	—	36	627	—	627
Other	7,411	3,201	10,612	3,194	3,534	6,728
Total	9,430	11,859	21,289	5,428	13,023	18,451

16 Reserves for loss and loss adjustment expenses

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Property-Casualty	55,677	55,616
Life/Health	8,386	8,320
Consolidation	(12)	(12)
Total	64,051	63,924

Changes in the reserves for loss and loss adjustment expenses for the Property-Casualty segment for the six months ended June 30, 2009 and 2008 are as follows:

	2009			2008
	Gross € mn	Ceded € mn	Net € mn	Gross € mn	Ceded € mn	Net € mn
As of January 1,	55,616	(7,820)	47,796	56,943	(8,266)	48,677
Loss and loss adjustment expenses incurred
Current year	14,853	(1,204)	13,649	14,684	(1,350)	13,334
Prior years	(835)	427	(408)	(1,148)	362	(786)
Subtotal	14,018	(777)	13,241	13,536	(988)	12,548
Loss and loss adjustment expenses paid
Current year	(5,232)	247	(4,985)	(4,747)	238	(4,509)
Prior years	(9,465)	1,146	(8,319)	(8,769)	1,052	(7,717)
Subtotal	(14,697)	1,393	(13,304)	(13,516)	1,290	(12,226)
Foreign currency translation adjustments and other changes	740	(205)	535	(640)	218	(422)
Changes in the consolidated subsidiaries of the Allianz Group	—	—	—	1	—	1
Reclassifications 1)	—	—	—	(1,481)	90	(1,391)
As of June 30,	55,677	(7,409)	48,268	54,843	(7,656)	47,187

1)	Since the first quarter 2008, health business in Belgium and France is shown within Life/Health segment.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

17 Reserves for insurance and investment contracts

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Aggregate policy reserves	287,477	278,700
Reserves for premium refunds	18,170	17,195
Other insurance reserves	588	662
Total	306,235	296,557

18 Other liabilities

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Payables
Policyholders	4,266	4,695
Reinsurers	2,155	2,062
Agents	1,565	1,485
Subtotal	7,986	8,242
Payables for social security	375	316
Tax payables
Income tax	1,390	1,446
Other	1,104	971
Subtotal	2,494	2,417
Accrued interest and rent	456	723
Unearned income
Interest and rent	10	10
Other	343	361
Subtotal	353	371
Provisions
Pensions and similar obligations	3,854	3,867
Employee related	1,693	1,904
Share-based compensation	941	1,295
Restructuring plans	403	343
Loan commitments	6	8
Contingent losses from non-insurance business	89	109
Other provisions	1,151	1,481
Subtotal	8,137	9,007
Deposits retained for reinsurance ceded	2,690	2,852
Derivative financial instruments used for hedging that meet the criteria for hedge accounting and firm commitments	229	208
Financial liabilities for puttable equity instruments	3,078	2,718
Other liabilities	6,234	6,076
Total	32,032	32,930

19 Certificated liabilities

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Allianz SE 1)
Senior bonds	3,850	4,135
Money market securities	1,744	4,103
Subtotal	5,594	8,238
Banking subsidiaries
Senior bonds	1,022	1,278
Money market securities	159	—
Subtotal	1,181	1,278
All other subsidiaries
Certificated liabilities	28	28
Subtotal	28	28
Total	6,803	9,544

1)

 Includes senior bonds issued by Allianz Finance II B.V. guaranteed by Allianz SE and money market securities issued by Allianz Finance Corporation, a wholly-owned subsidiary of Allianz SE, which are fully and unconditionally guaranteed by Allianz SE.

20 Participation certificates and subordinated liabilities

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Allianz SE 1)
Subordinated bonds	8,189	8,197
Participation certificates	85	85
Subtotal	8,274	8,282
Banking subsidiaries
Subordinated bonds	173	173
Subtotal	173	173
All other subsidiaries
Subordinated liabilities	846	846
Hybrid equity	95	45
Subtotal	941	891
Total	9,388	9,346

1)	Includes subordinated bonds issued by Allianz Finance II B.V. and guaranteed by Allianz SE.

Allianz Group Interim Report Second Quarter and First Half of 2009     Notes to the Condensed Consolidated Interim Financial Statements

21 Equity

	As of June 30, 2009 € mn	As of December 31, 2008 € mn
Shareholders’ equity
Issued capital	1,160	1,160
Capital reserve	27,409	27,409
Revenue reserves	7,534	7,257
Treasury shares	(284)	(147)
Foreign currency translation adjustments	(3,556)	(4,006)
Unrealized gains and losses (net) 1)	2,267	2,011
Subtotal	34,530	33,684
Minority interests	2,081	3,564
Total	36,611	37,248

1)	As of June 30, 2009 includes € 174 mn (2008: € 203 mn) related to cash flow hedges.

Dividends

In the second quarter of 2009 a total dividend of € 1,580 mn (2008: € 2,472 mn) or € 3.50 (2008: € 5.50) per qualifying share was paid to the shareholders.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

Supplementary Information to the Consolidated Income Statements

22 Premiums earned (net)

Three months ended June 30,	Property-	Life/Health	Consolidation	Group
	Casualty € mn	€ mn	€ mn	€ mn
2009
Premiums written
Direct	8,855	5,168	—	14,023
Assumed	667	85	(5)	747
Subtotal	9,522	5,253	(5)	14,770
Ceded	(985)	(118)	5	(1,098)
Net	8,537	5,135	—	13,672
Change in unearned premiums
Direct	892	(20)	—	872
Assumed	(34)	(1)	2	(33)
Subtotal	858	(21)	2	839
Ceded	(30)	(2)	(2)	(34)
Net	828	(23)	—	805
Premiums earned
Direct	9,747	5,148	—	14,895
Assumed	633	84	(3)	714
Subtotal	10,380	5,232	(3)	15,609
Ceded	(1,015)	(120)	3	(1,132)
Net	9,365	5,112	—	14,477
2008
Premiums written
Direct	8,987	5,169	—	14,156
Assumed	855	86	(5)	936
Subtotal	9,842	5,255	(5)	15,092
Ceded	(1,115)	(115)	5	(1,225)
Net	8,727	5,140	—	13,867
Change in unearned premiums
Direct	837	(23)	—	814
Assumed	(188)	(4)	—	(192)
Subtotal	649	(27)	—	622
Ceded	72	(2)	—	70
Net	721	(29)	—	692
Premiums earned
Direct	9,824	5,146	—	14,970
Assumed	667	82	(5)	744
Subtotal	10,491	5,228	(5)	15,714
Ceded	(1,043)	(117)	5	(1,155)
Net	9,448	5,111	—	14,559

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

22 Premiums earned (net) (continued)

Six months ended June 30,	Property-	Life/Health	Consolidation	Group
	Casualty € mn	€ mn	€ mn	€ mn
2009
Premiums written
Direct	21,972	10,597	—	32,569
Assumed	1,436	166	(11)	1,591
Subtotal	23,408	10,763	(11)	34,160
Ceded	(2,355)	(250)	11	(2,594)
Net	21,053	10,513	—	31,566
Change in unearned premiums
Direct	(2,570)	(51)	—	(2,621)
Assumed	(131)	(2)	(1)	(134)
Subtotal	(2,701)	(53)	(1)	(2,755)
Ceded	345	—	1	346
Net	(2,356)	(53)	—	(2,409)
Premiums earned
Direct	19,402	10,546	—	29,948
Assumed	1,305	164	(12)	1,457
Subtotal	20,707	10,710	(12)	31,405
Ceded	(2,010)	(250)	12	(2,248)
Net	18,697	10,460	—	29,157
2008
Premiums written
Direct	22,125	10,842	—	32,967
Assumed	1,427	177	(11)	1,593
Subtotal	23,552	11,019	(11)	34,560
Ceded	(2,400)	(252)	11	(2,641)
Net	21,152	10,767	—	31,919
Change in unearned premiums
Direct	(2,625)	(61)	—	(2,686)
Assumed	(286)	(6)	—	(292)
Subtotal	(2,911)	(67)	—	(2,978)
Ceded	380	—	—	380
Net	(2,531)	(67)	—	(2,598)
Premiums earned
Direct	19,500	10,781	—	30,281
Assumed	1,141	171	(11)	1,301
Subtotal	20,641	10,952	(11)	31,582
Ceded	(2,020)	(252)	11	(2,261)
Net	18,621	10,700	—	29,321

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

23 Interest and similar income

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Interest from held-to-maturity investments	59	61	119	118
Dividends from available-for-sale investments	531	1,201	669	1,477
Interest from available-for-sale investments	2,633	2,437	5,272	4,820
Share of earnings from investments in associates and joint ventures	10	30	(25)	35
Rent from real estate held for investment	171	164	336	350
Interest from loans to banks and customers	1,354	1,487	2,764	3,003
Other interest	42	47	79	80
Total	4,800	5,427	9,214	9,883

24 Income from financial assets and liabilities carried at fair value through income (net)

Three months ended June 30,	Property- Casualty € mn	Life/Health € mn	Financial Services € mn	Corporate € mn	Consolidation € mn	Group € mn
2009
Income (expenses) from financial assets and liabilities held for trading	(13)	149	7	242	(38)	347
Income from financial assets designated at fair value through income	31	665	63	8	—	767
Expenses from financial liabilities for puttable equity instruments (net)	(1)	(184)	(42)	—	—	(227)
Total	17	630	28	250	(38)	887
2008
Expenses from financial assets and liabilities held for trading	(65)	(162)	(1)	(61)	(27)	(316)
Income (expenses) from financial assets designated at fair value through income	16	(283)	7	(3)	—	(263)
Income (expenses) from financial liabilities for puttable equity instruments (net)	—	90	(4)	—	—	86
Total	(49)	(355)	2	(64)	(27)	(493)

Six months ended June 30,	Property- Casualty € mn	Life/Health € mn	Financial Services € mn	Corporate € mn	Consolidation € mn	Group € mn
2009
Income (expenses) from financial assets and liabilities held for trading	(80)	129	6	160	(4)	211
Income from financial assets designated at fair value through income	61	355	38	11	—	465
Expenses from financial liabilities for puttable equity instruments (net)	(2)	(92)	(24)	(1)	—	(119)
Total	(21)	392	20	170	(4)	557
2008
Income from financial assets and liabilities held for trading	88	404	6	124	(167)	455
Expenses from financial assets designated at fair value through income	(7)	(814)	(67)	(2)	—	(890)
Income from financial liabilities for puttable equity instruments (net)	10	305	50	—	—	365
Total	91	(105)	(11)	122	(167)	(70)

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

Income from financial assets and liabilities held for trading (net)

Life/Health Segment

Income from financial assets and liabilities held for trading for the six months ended June 30, 2009 includes in the Life/Health segment income of € 122 mn (2008: € 412 mn) from derivative financial instruments. This includes expenses of € 108 mn (2008: income of € 525 mn) of German entities from financial derivative positions to protect against equity and foreign exchange rate fluctuations as well as for duration management. Also included is income from US entities amongst others from embedded derivatives required to be separated related to equity-indexed annuity contracts and guaranteed benefits under unit-linked contracts of € 284 mn (2008: expenses of € 207 mn).

Corporate Segment

Income from financial assets and liabilities held for trading for the six months ended June 30, 2009 includes in the Corporate segment income of € 129 mn (2008: expenses of € 55 mn) from derivative financial instruments. This includes income of € 91 mn (2008: € 75 mn) from financial derivatives to protect investments and liabilities against foreign exchange rate fluctuations. Additionally income from financial assets and liabilities held for trading for the six months ended June 30, 2009 includes income of € 31 mn (2008: € 181 mn) from hedges of share based compensation plans (restricted stock units).

25 Realized gains/losses (net)

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Realized gains
Available-for-sale investments
Equity securities	2,211	1,928	2,963	3,386
Debt securities	362	88	869	263
Subtotal	2,573	2,016	3,832	3,649
Investments in associates and joint ventures 1)	7	2	13	2
Real estate held for investment	15	10	27	175
Loans to banks and customers	79	26	104	33
Subtotal	2,674	2,054	3,976	3,859
Realized losses
Available-for-sale investments
Equity securities	(722)	(409)	(1,310)	(969)
Debt securities	(328)	(236)	(614)	(321)
Subtotal	(1,050)	(645)	(1,924)	(1,290)
Investments in associates and joint ventures 2)	(2)	—	(5)	—
Real estate held for investment	—	3	(3)	(94)
Loans to banks and customers	(4)	(10)	(7)	(14)
Subtotal	(1,056)	(652)	(1,939)	(1,398)
Total	1,618	1,402	2,037	2,461

1)	During the three and six months ended June 30, 2009, includes realized gains from the disposal of subsidiaries and businesses of € 2 mn (2008: €— mn) and € 2 mn (2008: €— mn) respectively.
2)	During the three and six months ended June 30, 2009 and 2008, includes no realized losses from the disposal of subsidiaries and businesses.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

26 Fee and commission income

Three months ended June 30,	2009			2008
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	177	(1)	176	184	(1)	183
Service agreements	90	(15)	75	109	(16)	93
Investment advisory	3	—	3	—	—	—
Subtotal	270	(16)	254	293	(17)	276
Life/Health
Service agreements	24	(8)	16	40	(11)	29
Investment advisory	97	(6)	91	126	(10)	116
Other	1	(1)	—	2	(2)	—
Subtotal	122	(15)	107	168	(23)	145
Financial Services
Banking
Securities business	8	(1)	7	34	(1)	33
Investment advisory	31	(22)	9	42	(25)	17
Payment transactions	14	—	14	13	(1)	12
Other	34	(7)	27	26	2	28
Subtotal	87	(30)	57	115	(25)	90
Asset Management
Management fees	877	(25)	852	840	(33)	807
Loading and exit fees	66	(1)	65	64	—	64
Performance fees	20	—	20	30	—	30
Other	9	1	10	118	—	118
Subtotal	972	(25)	947	1,052	(33)	1,019
Alternative Investment Management
Service agreements	23	(20)	3	28	(17)	11
Subtotal	23	(20)	3	28	(17)	11
Consolidation	(23)	23	—	(26)	26	—
Subtotal	1,059	(52)	1,007	1,169	(49)	1,120
Corporate
Service agreements	64	(7)	57	20	(6)	14
Other	1	—	1	1	(1)	—
Subtotal	65	(7)	58	21	(7)	14
Total	1,516	(90)	1,426	1,651	(96)	1,555

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

26 Fee and commission income (continued)

Six months ended June 30,	2009			2008
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	356	(1)	355	355	(1)	354
Service agreements	180	(29)	151	205	(19)	186
Investment advisory	6	—	6	—	—	—
Subtotal	542	(30)	512	560	(20)	540
Life/Health
Service agreements	44	(15)	29	74	(14)	60
Investment advisory	194	(11)	183	260	(19)	241
Other	3	(3)	—	5	(5)	—
Subtotal	241	(29)	212	339	(38)	301
Financial Services
Banking
Securities business	13	(1)	12	62	(1)	61
Investment advisory	60	(40)	20	90	(55)	35
Payment transactions	26	—	26	26	(1)	25
Other	64	(12)	52	70	(6)	64
Subtotal	163	(53)	110	248	(63)	185
Asset Management
Management fees	1,697	(50)	1,647	1,681	(60)	1,621
Loading and exit fees	125	(1)	124	130	—	130
Performance fees	34	—	34	43	—	43
Other	23	—	23	184	(1)	183
Subtotal	1,879	(51)	1,828	2,038	(61)	1,977
Alternative Investment Management
Service agreements	56	(44)	12	84	(49)	35
Subtotal	56	(44)	12	84	(49)	35
Consolidation	(44)	44	—	(57)	57	—
Subtotal	2,054	(104)	1,950	2,313	(116)	2,197
Corporate
Service agreements	98	(12)	86	31	(9)	22
Other	2	—	2	1	(1)	—
Subtotal	100	(12)	88	32	(10)	22
Total	2,937	(175)	2,762	3,244	(184)	3,060

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

27 Other income

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Income from real estate held for own use
Realized gains from disposals of real estate held for own use	2	4	3	352
Other income from real estate held for own use	5	6	5	6
Subtotal	7	10	8	358
Other	8	5	11	8
Total	15	15	19	366
28 Income and expenses from fully consolidated private equity investments
	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Income
Sales and service revenues	487	618	951	1,190
Other operating revenues	2	5	6	9
Interest income	—	4	1	7
Subtotal	489	627	958	1,206
Expenses
Cost of goods sold	(323)	(400)	(627)	(751)
Commissions	(31)	(45)	(65)	(81)
General and administrative expenses	(279)	(104)	(396)	(230)
Other operating expenses	(50)	(22)	(96)	(44)
Interest expenses	(22)	(27)	(46)	(48)
Subtotal	(705) 1)	(598)	(1,230) 1)	(1,154)
Total	(216) 1)	29	(272) 1)	52

1)

The presented subtotal for expenses and total income and expenses from fully consolidated private equity investment for the three and six months ended June 30, 2009 differs from the amounts presented in the “consolidated income statements” and in “Total revenues and reconciliation of Operating profit (loss) to Net income (loss)”. This difference is due to a consolidation effect of € 115 mn. This consolidation effect results from the deferred policyholder participation, recognised on the result from fully consolidated private equity investments within operating profit in the Life/Health segment, that was reclassified into expenses from fully consolidated private equity investments in non-operating profit to ensure a consistent presentation of the group operating profit.

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

29 Claims and insurance benefits incurred (net)

Three months ended June 30,	Property-	Life/Health	Consolidation	Group
	Casualty € mn	€ mn	€ mn	€ mn
2009
Gross
Claims and insurance benefits paid	(6,864)	(4,496)	3	(11,357)
Change in loss and loss adjustment expenses	(18)	(106)	1	(123)
Subtotal	(6,882)	(4,602)	4	(11,480)
Ceded
Claims and insurance benefits paid	434	107	(3)	538
Change in loss and loss adjustment expenses	(160)	(2)	(1)	(163)
Subtotal	274	105	(4)	375
Net
Claims and insurance benefits paid	(6,430)	(4,389)	—	(10,819)
Change in loss and loss adjustment expenses	(178)	(108)	—	(286)
Total	(6,608)	(4,497)	—	(11,105)
2008
Gross
Claims and insurance benefits paid	(6,576)	(4,529)	2	(11,103)
Change in loss and loss adjustment expenses	(102)	(108)	—	(210)
Subtotal	(6,678)	(4,637)	2	(11,313)
Ceded
Claims and insurance benefits paid	604	89	(2)	691
Change in loss and loss adjustment expenses	(173)	8	—	(165)
Subtotal	431	97	(2)	526
Net
Claims and insurance benefits paid	(5,972)	(4,440)	—	(10,412)
Change in loss and loss adjustment expenses	(275)	(100)	—	(375)
Total	(6,247)	(4,540)	—	(10,787)

Six months ended June 30,	Property-	Life/Health	Consolidation	Group
	Casualty € mn	€ mn	€ mn	€ mn
2009
Gross
Claims and insurance benefits paid	(14,697)	(9,730)	8	(24,419)
Change in loss and loss adjustment expenses	679	(132)	1	548
Subtotal	(14,018)	(9,862)	9	(23,871)
Ceded
Claims and insurance benefits paid	1,393	234	(8)	1,619
Change in loss and loss adjustment expenses	(616)	(15)	(1)	(632)
Subtotal	777	219	(9)	987
Net
Claims and insurance benefits paid	(13,304)	(9,496)	—	(22,800)
Change in loss and loss adjustment expenses	63	(147)	—	(84)
Total	(13,241)	(9,643)	—	(22,884)
2008
Gross
Claims and insurance benefits paid	(13,516)	(9,708)	4	(23,220)
Change in loss and loss adjustment expenses	(20)	(59)	—	(79)
Subtotal	(13,536)	(9,767)	4	(23,299)
Ceded
Claims and insurance benefits paid	1,290	230	(4)	1,516
Change in loss and loss adjustment expenses	(302)	(16)	—	(318)
Subtotal	988	214	(4)	1,198
Net
Claims and insurance benefits paid	(12,226)	(9,478)	—	(21,704)
Change in loss and loss adjustment expenses	(322)	(75)	—	(397)
Total	(12,548)	(9,553)	—	(22,101)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

30 Change in reserves for insurance and investment contracts (net)

Three months ended June 30,	Property- Casualty € mn	Life/Health € mn	Consolidation € mn	Group € mn
2009
Gross
Aggregate policy reserves	(30)	(1,034)	1	(1,063)
Other insurance reserves	(40)	(36)	—	(76)
Expenses for premium refunds	(65)	(1,407)	(135)	(1,607)
Subtotal	(135)	(2,477)	(134)	(2,746)
Ceded
Aggregate policy reserves	3	22	—	25
Other insurance reserves	36	2	—	38
Expenses for premium refunds	1	(2)	—	(1)
Subtotal	40	22	—	62
Net
Aggregate policy reserves	(27)	(1,012)	1	(1,038)
Other insurance reserves	(4)	(34)	—	(38)
Expenses for premium refunds	(64)	(1,409)	(135)	(1,608)
Total	(95)	(2,455)	(134)	(2,684)
2008
Gross
Aggregate policy reserves	(67)	(887)	—	(954)
Other insurance reserves	6	(29)	—	(23)
Expenses for premium refunds	(13)	(481)	(8)	(502)
Subtotal	(74)	(1,397)	(8)	(1,479)
Ceded
Aggregate policy reserves	3	5	1	9
Other insurance reserves	—	1	—	1
Expenses for premium refunds	1	2	—	3
Subtotal	4	8	1	13
Net
Aggregate policy reserves	(64)	(882)	1	(945)
Other insurance reserves	6	(28)	—	(22)
Expenses for premium refunds	(12)	(479)	(8)	(499)
Total	(70)	(1,389)	(7)	(1,466)

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

30 Change in reserves for insurance and investment contracts (net) (continued)

Six months ended June 30,	Property-	Life/Health	Consolidation	Group
	Casualty € mn	€ mn	€ mn	€ mn
2009
Gross
Aggregate policy reserves	(74)	(1,651)	1	(1,724)
Other insurance reserves	(1)	(20)	—	(21)
Expenses for premium refunds	(54)	(1,394)	(141)	(1,589)
Subtotal	(129)	(3,065)	(140)	(3,334)
Ceded
Aggregate policy reserves	4	24	—	28
Other insurance reserves	—	3	—	3
Expenses for premium refunds	—	(2)	—	(2)
Subtotal	4	25	—	29
Net
Aggregate policy reserves	(70)	(1,627)	1	(1,696)
Other insurance reserves	(1)	(17)	—	(18)
Expenses for premium refunds	(54)	(1,396)	(141)	(1,591)
Total	(125)	(3,040)	(140)	(3,305)
2008
Gross
Aggregate policy reserves	(132)	(2,167)	—	(2,299)
Other insurance reserves	3	(41)	—	(38)
Expenses for premium refunds	28	(1,004)	(21)	(997)
Subtotal	(101)	(3,212)	(21)	(3,334)
Ceded
Aggregate policy reserves	(14)	9	1	(4)
Other insurance reserves	7	3	—	10
Expenses for premium refunds	9	8	—	17
Subtotal	2	20	1	23
Net
Aggregate policy reserves	(146)	(2,158)	1	(2,303)
Other insurance reserves	10	(38)	—	(28)
Expenses for premium refunds	37	(996)	(21)	(980)
Total	(99)	(3,192)	(20)	(3,311)
31 Interest expenses
	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Liabilities to banks and customers	(120)	(203)	(258)	(415)
Deposits retained on reinsurance ceded	(15)	(10)	(35)	(36)
Certificated liabilities	(64)	(105)	(140)	(218)
Participating certificates and subordinated liabilities	(139)	(114)	(279)	(222)
Other	(7)	(34)	(43)	(68)
Total	(345)	(466)	(755)	(959)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

32 Loan loss provisions

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Additions to allowances including direct impairments	(36)	(20)	(72)	(48)
Amounts released	6	8	19	19
Recoveries on loans previously impaired	6	11	14	23
Total	(24)	(1)	(39)	(6)
33 Impairments of investments (net)
	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Impairments
Available-for-sale investments
Equity securities	(304)	(1,461)	(2,107)	(2,896)
Debt securities	(101)	(31)	(183)	(66)
Subtotal	(405)	(1,492)	(2,290)	(2,962)
Investments in associates and joint ventures	(4)	(1)	(4)	(1)
Real estate held for investment	(7)	(2)	(13)	(20)
Subtotal	(416)	(1,495)	(2,307)	(2,983)
Reversals of impairments
Available-for-sale investments
Debt securities	1	—	1	—
Real estate held for investment	—	2	1	20
Subtotal	1	2	2	20
Total	(415)	(1,493)	(2,305)	(2,963)

34 Investment expenses

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Investment management expenses	(106)	(94)	(191)	(198)
Depreciation from real estate held for investment	(39)	(43)	(87)	(86)
Other expenses from real estate held for investment	(42)	(46)	(76)	(73)
Foreign currency gains and losses (net)
Foreign currency gains	1,670	174	4,204	484
Foreign currency losses	(1,912)	(150)	(4,217)	(722)
Subtotal	(242)	24	(13)	(238)
Total	(429)	(159)	(367)	(595)

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

35 Acquisition and administrative expenses (net)

Three months ended June 30,	2009			2008
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Acquisition costs
Incurred	(1,861)	—	(1,861)	(1,847)	—	(1,847)
Commissions and profit received on reinsurance business ceded	152	(1)	151	132	—	132
Deferrals of acquisition costs	1,144	—	1,144	1,005	—	1,005
Amortization of deferred acquisition costs	(1,254)	—	(1,254)	(1,053)	—	(1,053)
Subtotal	(1,819)	(1)	(1,820)	(1,763)	—	(1,763)
Administrative expenses	(838)	(3)	(841)	(823)	3	(820)
Subtotal	(2,657)	(4)	(2,661)	(2,586)	3	(2,583)
Life/Health
Acquisition costs
Incurred	(891)	1	(890)	(892)	—	(892)
Commissions and profit received on reinsurance business ceded	18	(1)	17	17	—	17
Deferrals of acquisition costs	549	—	549	572	—	572
Amortization of deferred acquisition costs	(916)	—	(916)	(571)	—	(571)
Subtotal	(1,240)	—	(1,240)	(874)	—	(874)
Administrative expenses	(391)	2	(389)	(411)	(3)	(414)
Subtotal	(1,631)	2	(1,629)	(1,285)	(3)	(1,288)
Financial Services
Personnel expenses	(486)	—	(486)	(436)	2	(434)
Non-personnel expenses	(328)	10	(318)	(289)	14	(275)
Subtotal	(814)	10	(804)	(725)	16	(709)
Corporate
Administrative expenses	(122)	4	(118)	(125)	1	(124)
Subtotal	(122)	4	(118)	(125)	1	(124)
Total	(5,224)	12	(5,212)	(4,721)	17	(4,704)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

35 Acquisition and administrative expenses (net) (continued)

Six months ended June 30,	2009			2008
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Acquisition costs
Incurred	(4,095)	—	(4,095)	(3,987)	—	(3,987)
Commissions and profit received on reinsurance business ceded	246	(2)	244	348	(1)	347
Deferrals of acquisition costs	2,610	—	2,610	2,456	—	2,456
Amortization of deferred acquisition costs	(2,330)	—	(2,330)	(2,167)	—	(2,167)
Subtotal	(3,569)	(2)	(3,571)	(3,350)	(1)	(3,351)
Administrative expenses	(1,663)	5	(1,658)	(1,690)	12	(1,678)
Subtotal	(5,232)	3	(5,229)	(5,040)	11	(5,029)
Life/Health
Acquisition costs
Incurred	(1,855)	2	(1,853)	(1,875)	1	(1,874)
Commissions and profit received on reinsurance business ceded	38	(1)	37	42	—	42
Deferrals of acquisition costs	1,105	—	1,105	1,192	—	1,192
Amortization of deferred acquisition costs	(1,601)	—	(1,601)	(939)	—	(939)
Subtotal	(2,313)	1	(2,312)	(1,580)	1	(1,579)
Administrative expenses	(747)	7	(740)	(821)	1	(820)
Subtotal	(3,060)	8	(3,052)	(2,401)	2	(2,399)
Financial Services
Personnel expenses	(890)	—	(890)	(940)	2	(938)
Non-personnel expenses	(591)	18	(573)	(565)	14	(551)
Subtotal	(1,481)	18	(1,463)	(1,505)	16	(1,489)
Corporate
Administrative expenses	(274)	(3)	(277)	(239)	6	(233)
Subtotal	(274)	(3)	(277)	(239)	6	(233)
Total	(10,047)	26	(10,021)	(9,185)	35	(9,150)

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

36 Fee and commission expenses

Three months ended June 30,	2009			2008
	Segment € mn	Consolidation € mn	Group € mn	Segment € mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	(125)	—	(125)	(155)	—	(155)
Service agreements	(104)	15	(89)	(93)	2	(91)
Subtotal	(229)	15	(214)	(248)	2	(246)
Life/Health
Service agreements	(13)	5	(8)	(23)	14	(9)
Investment advisory	(39)	(4)	(43)	(47)	3	(44)
Subtotal	(52)	1	(51)	(70)	17	(53)
Financial Services
Banking
Securities business	(2)	—	(2)	(2)	—	(2)
Investment advisory	—	—	—	(37)	—	(37)
Payment transactions	(3)	—	(3)	(2)	—	(2)
Other	(39)	—	(39)	(10)	1	(9)
Subtotal	(44)	—	(44)	(51)	1	(50)
Asset Management
Commissions	(213)	34	(179)	(214)	83	(131)
Other	(7)	1	(6)	(117)	5	(112)
Subtotal	(220)	35	(185)	(331)	88	(243)
Alternative Investment Management
Service agreements	(3)	—	(3)	2	—	2
Subtotal	(3)	—	(3)	2	—	2
Consolidation	22	(22)	—	27	(27)	—
Subtotal	(245)	13	(232)	(353)	62	(291)
Corporate
Service agreements	(63)	8	(55)	(2)	—	(2)
Subtotal	(63)	8	(55)	(2)	—	(2)
Total	(589)	37	(552)	(673)	81	(592)

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

36 Fee and commission expenses (continued)

Six months ended June 30,	2009			2008
	Segment € mn	Consolidation € mn	Group € mn	Segment €mn	Consolidation € mn	Group € mn
Property-Casualty
Fees from credit and assistance business	(266)	—	(266)	(293)	—	(293)
Service agreements	(197)	27	(170)	(203)	3	(200)
Subtotal	(463)	27	(436)	(496)	3	(493)
Life/Health
Service agreements	(23)	9	(14)	(43)	18	(25)
Investment advisory	(93)	2	(91)	(87)	8	(79)
Subtotal	(116)	11	(105)	(130)	26	(104)
Financial Services
Banking
Securities business	(3)	—	(3)	(4)	—	(4)
Investment advisory	(29)	—	(29)	(75)	—	(75)
Payment transactions	(6)	—	(6)	(3)	—	(3)
Other	(47)	—	(47)	(28)	2	(26)
Subtotal	(85)	—	(85)	(110)	2	(108)
Asset Management
Commissions	(406)	64	(342)	(426)	167	(259)
Other	(12)	1	(11)	(185)	9	(176)
Subtotal	(418)	65	(353)	(611)	176	(435)
Alternative Investment Management
Service agreements	(6)	1	(5)	—	—	—
Subtotal	(6)	1	(5)	—	—	—
Consolidation	43	(43)	—	57	(57)	—
Subtotal	(466)	23	(443)	(664)	121	(543)
Corporate
Service agreements	(71)	12	(59)	(3)	—	(3)
Subtotal	(71)	12	(59)	(3)	—	(3)
Total	(1,116)	73	(1,043)	(1,293)	150	(1,143)

37 Income taxes

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Current income tax	(556)	(345)	(713)	(741)
Deferred income tax	109	(164)	245	(340)
Total	(447)	(509)	(468)	(1,081)

For the three and the six months ended June 30, 2009 and 2008 the income taxes relating to components of the other comprehensive income consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Foreign currency translation adjustments	(32)	2	(1)	(12)
Available for sale investments	(698)	706	(288)	1,073
Cash flow hedges	(4)	4	9	(10)
Share of other comprehensive income of associates	—	4	1	4
Miscellaneous	—	(2)	3	—
Total	(734)	714	(276)	1,055

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

38 Earnings per share

Basic earnings per share

Basic earnings per share are calculated by dividing net

income by the weighted average number of common

shares outstanding for the period.

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Net income (loss) used to calculate basic earnings per share	1,869	1,542	1,898	2,690
from continuing operations	1,869	2,225	2,293	3,605
from discontinued operations	—	(683)	(395)	(915)

Weighted average number of common shares outstanding	451,024,346	448,412,817	451,360,017	449,818,651

Basic earnings per share (in €)	4.14	3.44	4.21	5.98
from continuing operations	4.14	4.96	5.08	8.01
from discontinued operations	—	(1.52)	(0.87)	(2.03)

Diluted earnings per share

Diluted earnings per share are calculated by dividing net income by the weighted average number of common shares outstanding for the period, both adjusted for the effects of potentially dilutive common shares. Potentially dilutive common shares arise from the assumed conversion of participation certificates issued by Allianz SE, warrants issued by Allianz SE and share-based compensation plans, as well as from the conversion of derivatives on own shares.

	Three months ended June 30,		Six months ended June 30,
	2009 € mn	2008 € mn	2009 € mn	2008 € mn
Net income	1,869	1,542	1,898	2,690
Effect of potential dilutive common shares	2	(10)	(4)	(32)
Net income (loss) used to calculate diluted earnings per share	1,871	1,532	1,894	2,658
from continuing operations	1,871	2,215	2,289	3,573
from discontinued operations	—	(683)	(395)	(915)

Weighted average number of common shares outstanding	451,024,346	448,412,817	451,360,017	449,818,651
Potentially dilutive common shares resulting from assumed conversion of:
Participation certificates	1,469,443	1,469,443	1,469,443	1,469,443
Warrants	—	—	—	140,715
Share-based compensation plans	909,844	1,178,270	1,372,452	1,664,019
Derivatives on own shares	—	935,570	—	1,322,705
Subtotal	2,379,287	3,583,283	2,841,895	4,596,882
Weighted average number of common shares outstanding after assumed conversion	453,403,633	451,996,100	454,201,912	454,415,533

Diluted earnings per share (in €)	4.13	3.39	4.17	5.85
from continuing operations	4.13	4.90	5.04	7.86
from discontinued operations	—	(1.51)	(0.87)	(2.01)

For the six months ended June 30, 2009, the weighted

average number of common shares excludes 1,689,983

(2008: 1,975,305) treasury shares.

Notes to the Condensed Consolidated Interim Financial Statements     Allianz Group Interim Report Second Quarter and First Half of 2009

39 Supplemental information on the condensed consolidated statements of cash flows

Six months ended June 30,	2009 € mn	2008 € mn
Income taxes paid	(313)	(1,604)
Dividends received	591	1,384
Interest received	8,053	11,671
Interest paid	(1,022)	(4,359)
Significant non-cash transactions
Settlement of exchangeable bonds issued by Allianz Finance II B.V. for shares
Available-for-sale investments	—	(450)
Certificated liabilities	—	(450)
Novation of quota share reinsurance agreement
Reinsurance assets	—	(29)
Deferred acquisition costs	—	1
Payables from reinsurance contracts	—	(28)
Effects from first consolidation of K2
Financial assets held for trading	—	107
Financial assets designated at fair value through income	—	8,665
Loans and advances to banks and customers	—	1,714
Other assets	—	51
Financial liabilities held for trading	—	497
Financial liabilities designated at fair value through income	—	8,889
Liabilities to banks and customers	—	1,076
Other liabilities	—	75
Effects from deconsolidation of Dresdner Bank
Commerzbank shares
Available-for-sale investments	746	—
Assets of disposal groups held for sale	(746)	—
Distribution channel
Intangible assets	480	—
Assets of disposal groups held for sale	(480)	—
Cominvest
Available-for-sale investments	179	—
Loans and advances to banks and customers	7	—
Deferred tax assets	6	—
Intangible assets	602	—
Property and equipment	3	—
Other assets	38	—
Assets of disposal groups held for sale	(835)	—
Liabilities to banks and customers	1	—
Deferred tax liabilities	(1)	—
Certificated liabilities, participation certificates and subordinated liabilities	(50)	—
Other liabilities	(133)	—
Liabilities of disposal groups held for sale	183	—

The transfer of ownership of Dresdner Bank to Commerz-bank was completed on January 12, 2009. According to the agreement Allianz received a total of € 3.215 bn in cash plus cash and cash equivalents of the Asset Manager cominvest of € 48 mn. The impact of the disposal, net of cash disposed, on the consolidated statement of cash flows for the six months ended June 30, 2009 was:

January 12, 2009 € mn
Assets of disposal groups held for sale	417,874
less: cash and cash equivalents	(30,238)
Liabilities of disposal groups held for sale	(410,469)
Minority interests	(1,738)
Treasury shares	69
less non-cash components of the consideration received:
Commerzbank shares	(746)
Distribution agreement	(480)
Cominvest (net of cash acquired)	(652)
Consolidation	(595)
Disposal of subsidiary, net of cash disposed	(26,975)

On 29 June 2009, the Allianz Group obtained control of the Thai life insurance company Ayudhya Allianz C.P. Life Public Company Limited, Bangkok, by appointing the majority of the members of the board of directors. The impact of the acquisition, net of cash acquired, on the condensed consolidated statement of cash flows for the six months ended June 30, 2009 was:

As of June 30, 2009 € mn
Investments	(1,714)
Deferred acquisiton costs (PVFP)	(236)
Other assets	(89)
Unearned premiums	5
Reserves for loss and loss adjustments	1,973
Other liabilities	26
Minority interests	41
Less: previous investments in Ayudhya	71
Acquisition of subsidiary, net of cash acquired	77

Allianz Group Interim Report Second Quarter and First Half of 2009    Notes to the Condensed Consolidated Interim Financial Statements

40 Other information

Number of employees

	As of June 30, 2009	As of December 31, 2008
Germany	49,654	71,267
Other countries	106,115	111,598
Total	155,769	182,865 1)

1)	Includes 27,597 employees of discontinued operations of Dresdner Bank.

41 Subsequent events

Placement of a senior bond with a volume of € 1.5 bn

On July 15, 2009 Allianz Finance II B.V., a fully consolidated subsidiary of the Allianz SE, placed a senior bond with a volume of € 1.5 bn on the capital market to institutional Euro-investors. The senior bond has a maturity of 10 years and a fixed coupon of 4.75%.

Munich, August 6, 2009

Allianz SE

The Board of Management

Responsibility statement     Allianz Group Interim Report Second Quarter and First Half of 2009

Responsibility statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the condensed consolidated interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim group management report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Munich, August 6, 2009

Allianz SE

The Board of Management

Allianz Group Interim Report Second Quarter and First Half of 2009    Review report

Review report

To Allianz SE, Munich

We have reviewed the condensed consolidated interim financial statements of the Allianz SE, Munich – comprising the consolidated balance sheet, consolidated income statement, consolidated statement of comprehensive income, condensed consolidated statement of cash flow, consolidated statement of changes in equity and selected explanatory notes - together with the interim group management report of the Allianz SE, Munich for the period from January 1 to June 30, 2009 that are part of the quarterly financial report according to § 37 w WpHG [“Wertpapier-handelsgesetz”: “German Securities Trading Act”]. The preparation of the condensed consolidated interim financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the International Accounting Standards Board (IASB), and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed consolidated interim financial statements and on the interim group management report based on our review.

We performed our review of the condensed consolidated interim financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed consolidated interim financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.

Based on our review, no matters have come to our attention that cause us to presume that the condensed consolidated interim financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and in accordance with the IFRS for interim financial reporting as issued by the IASB, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.

Munich, August 7, 2009

KPMG AG

Wirtschaftsprüfungsgesellschaft

Dr. Frank Ellenbürger	Johannes Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer
(Independent Auditor)	(Independent Auditor)

Allianz SE

Koeniginstrasse 28

80802 Muenchen

Germany

Telephone +49 89 38 00 0

Telefax +49 89 38 00 3425

info@allianz.com

www.allianz.com

Interim Report on the Internet

www.allianz.com/interim-report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2009

ALLIANZ SE

By	/s/ Burkhard Keese
	Name:	Burkhard Keese
	Title:	Executive Vice President Group Financial Reporting

ALLIANZ SE

By	/s/ Harold Michael Langley-Poole
	Name:	Harold Michael Langley-Poole
	Title:	Head of Group Management Reporting